File No. 0-17630

04021709

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

Annual Report for Year Ended 31st December 2003

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82-____.

File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

Annual Report for Year Ended 31st December 2003

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-____.

CRH plc
The International Building
Material Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 31st March 2004

By: ____________________
M.P. Lee

CRH plc

Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 31st March 2004

By: /s/M.P. Lee
M.P. Lee
Finance Director

File No. 0-17630

CONTENTS

Annual Report for Year Ended 31st December 2003

- of -

CRH public limited company

File No. 0-17630

CONTENTS

Annual Report for Year Ended 31st December 2003

- of -

CRH public limited company

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 31st March 2004

By: ______________________
M.P. Lee

Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 31st March 2004

By: /s/M.P. Lee
M.P. Lee
Finance Director

CRH

Annual Report 2003


DRIVE - IN
MAGAZIJN B
SCANIA
Ubbens

Performance and growth

in building materials delivering superior performance and growth”



Chief Executive
Finance
Development
Human Resources
Environment, Health & Safety
Europe Materials
Europe Products & Distribution
Americas Materials
Americas Products & Distribution

Netherlands	Germany	Switzerland	Denmark	Sweden	Poland	Slovakia	Finland	Estonia	Latvia	Russia	Ukraine	Israel	Annualised production volumes
		2			2		2				1	3	11.0m tonnes
		17			16		136	1	4		2	3	189.5m tonnes
		1			5		6						37.4m tonnes
		10			22		60	4	2	3			13.8m cubic metres
		1			4								1.5m tonnes
6			7		4								4.5m tonnes
22	35				15	4		1					24.1m tonnes
6	6				5								4.2m tonnes
3	6		1	2	3		4	1					4.8m cubic metres
9	10				1								2.1m lineal metres
4	4												13.5m square metres
116													
91		44			10								

CRH's strategic vision is clear and consistent "be an international leade

A federal Group organised for growth

CRH is divided into four regionally focused Divisions: Europe Materials, Europe Products & Distribution, Americas Materials and Americas Products & Distribution, supported by a lean Group centre. Within these Divisions experienced operational management are given a high degree of individual responsibility. This local autonomy, within Group guidelines and controls, helps accommodate national and cultural needs and capitalises on local market knowledge.

The Group's size and structure is leveraged to drive margin improvement and earnings growth. Product-based best practice teams promote performance improvement through the sharing of experience, technologies and ideas.

Geographical and product spread

Number of operations:

	US	Canada	Chile	Argentina	Ireland	UK	Portugal	Spain	France	Belgium
Primary materials										
Cement					2					
Aggregates	338				71	12		7		
Asphalt & surfacing	286				22	7				
Readymixed concrete	166				58	14		68		
Agricultural & chemical lime					22					
Value-added building products										
Precast concrete products	66	1			2			13	21	8
Other concrete products*	112	10		1	35	19		17	1	10
Clay bricks, pavers & tiles	11			1	1	32				
Insulation products					3	4			1	2
Security gates & fencing						10			2	1
Glass fabrication & rooflights	37	5	1	1	1	1				1
Distribution										
DIY stores							16			14
Builders merchants	123								28	

* includes block, masonry, patio products, pavers, prepackaged concrete mixes, rooftiles, and sand lime building elements and bricks


SCANIA
Ubbens

CRH plc, headquartered in Ireland, has operations in 23 countries employing more than 54,000 people at over 1,950 locations.
Our operations focus on three closely related core businesses:

Primary materials

Value-added building products

Specialist building materials distribution

CRH is listed on the Irish and London Stock Exchanges and through its ADRs on NASDAQ.

The company has consistently delivered superior long-term growth in total shareholder return, averaging over 19% per annum since the Group was formed in 1970.

Contents

Front cover:- Ubbens Bouwstoffen, Assen

CRH's involvement in the Dutch builders merchanting industry increased significantly in 2003 with the Cementbouw acquisition. The merchanting activities of CRH and Cementbouw have now been integrated to form the leading builders merchants group in the Netherlands. Pictured is the new location at Assen in the province of Drenthe. On a site of 22,000 square metres, we invested €1.5 million to build a modern location to serve the building industry in this regionally important city and its hinterland.

2003 highlights

"CRH again achieved increased levels of sales, profits and earnings despite difficult economic and currency markets."

LIAM O'MAHONY

	€ million	
Sales	11,080	+ 3%
Operating profit	1,045	–
Profit before tax	864	+ 1%
Basic earnings per share after goodwill	121.9c	+ 2%
Basic earnings per share before goodwill	136.2c	+ 3%
Cash earnings per share	223.4c	+ 2%
Dividend per share	28.1c	+11%
Dividend cover (times)	4.3	
EBITDA interest cover (times)	13.1	
EBIT interest cover (times)	8.4	

Financial trends 1999 - 2003

EBITDA*



2003
2002
2001
2000
1999
0
400
800
1200

€1,516m

Operating profit*
(before goodwill amortisation and profit on disposal of fixed assets)



2003
2002
2001
2000
1999
0
300
600
900

€1,045m

Basic earnings per share after goodwill*



2003
2002
2001
2000
1999
0
30
60
90
120

121.9c

Cash earnings per share*



2003
2002
2001
2000
1999
0
60
120
180

223.4c

Dividend per share



2003
2002
2001
2000
1999
0
6
12
18
24

28.1c

*excluding exceptional net gain in 1999

CRH has a strong corporate identity and culture. The characteristics underlying this culture are:

A tried and tested development strategy

CRH was founded in 1970 following the merger of two major Irish companies, Irish Cement and Roadstone. Shortly afterwards, the Board set a clear strategy for the development of the Group which, while it has evolved over the years, is still broadly applicable.

This strategy involves:

- sticking to core businesses in building materials and building regional market leadership positions
- reinvesting in existing assets and people to be the low cost market leader
- gaining exposure to new development opportunities which create horizons for future growth
- paying fair prices through negotiated deals that meet the sellers' total needs
- implementation by 14 devolved development teams reporting to regional and product group managers
- a rigorous approach to the evaluation, approval and subsequent performance review of all projects

A focus on measured performance and growth

CRH has twin imperatives – to perform and to grow. Throughout the Group, businesses are required to deliver performance by achieving a targeted return on capital employed thereby earning the right to grow:

- key performance metrics are understood and consistently applied across the Group
- financial control is exercised through a rigorous annual budgeting process and timely monthly reporting
- monthly results are vetted by Divisional management and critically reviewed at Group headquarters
- full year performance is regularly re-forecast under prudent accounting policies
- best practice initiatives in production, distribution and administration are benchmarked against quantified targets

Growth is achieved:

- through investing in new capacity
- developing new products and markets
- by acquiring and growing mid-sized companies, augmented from time to time with larger deals

A balanced business

Regional and product balance

CRH smooths the effects of varying economic conditions by a unique balance in geographic presence and between primary materials and building products.

Europe Materials

Europe Products & Distribution

Americas Materials

Americas Products & Distribution

Sales



18%
25%
28%
29%

Operating profit*



26%
28%
20%
26%

*before goodwill amortisation and profit on disposal of fixed assets

An experienced management team

CRH has a highly experienced management team and the development of talented successors is a priority of all managers. Regular formal reviews of management development strategy are carried out by each Division with guidance and support provided by the Group Human Resources function.

Managers come from three very different streams comprising:

- internally developed operating managers who now have room to grow
- highly qualified finance and development professionals, business builders with vision
- owner-entrepreneurs who have joined with their companies and question the status quo

This provides a healthy mix and depth of skills and a wealth of experience at senior level with many managers having managed through previous economic cycles.

A remuneration policy that rewards performance

CRH's market-driven approach is central to attracting, retaining and motivating exceptional managers. Performance-related rewards are based on measured targets for the creation of shareholder value:

- there is a potential for a high proportion of compensation to be variable
- share options are granted to key managers to encourage identification with shareholders' long-term interests
- employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities

A responsible neighbour and employer

CRH is committed to managing its businesses in a fair and ethical manner. We are conscious of our responsibilities as a neighbour and employer and key objectives throughout the Group are to:

- conduct business with integrity as socially and environmentally responsible neighbours
- contribute to the enrichment of the local communities in which we operate
- provide a safe and healthy workplace for employees
- drive safety improvement programmes by regular meetings of Safety Best Practice groups
- benchmark the results of safety initiatives against the highest international standards

There is a clear code of conduct for Board and all managers.

Sectoral balance

Within each geographic region, CRH seeks to reduce the effects of varying demand across building and construction sectors by a balanced portfolio of products.

Product end-use



40%
30%
30%



45%

Residential

Non-residential

Infrastructure

New construction

Repair, Maintenance & Improvement

An integral part of CRH's development is its investment in four fundamental areas: people, market leadership, the environment and technology. Investment in people consists of training and development to provide all employees with a platform for progress, a best practice programme to guarantee an efficient, safe and healthy place to work, and a market-based remuneration policy to attract, retain and motivate the right people.

While investing in acquisitions and development projects is important to attain market leadership, being the leading producer with the lowest costs is also critical. This is achieved by investing in those existing businesses which offer a strong foundation for sustained and profitable organic growth while driving continuous improvement in products, processes and strong regional brands.

Environmental investment programmes help us to improve continuously in line with best industry environmental practice, to optimise

Europe Materials

A new Amman asphalt plant with the capacity to produce 220 tonnes of product per hour and to store 300 tonnes was commissioned by R.J. Maxwell & Son. The investment, which enabled the closure of two old plants, will give greater production flexibility and open up new high quality markets.



Europe Products & Distribution

In 2003, EcoTherm invested in a modern, state-of-the art production line at its Winterswijk insulation products facility. The new Hennecke polyisocyanurate line is a replacement for three existing production lines and has fully automated cutting, packing and handling equipment. The investment allows EcoTherm to continue improving its high performance insulation product range using environmentally-friendly raw materials. The products are capable of meeting the higher insulation standards now required with minimum thicknesses.



our use of energy and resources, and to be good neighbours in the communities in which we operate. Environmental investment includes projects to reduce dust and noise, minimise effluent and waste, improve energy efficiency, increase the use of recycled materials and to restore worked-out facilities through remediation including extensive tree and shrub planting.

Investment in technology enables us to run more efficient plants, to create more effective processes, to develop innovative products, to offer better and more focused service to customers and to measure and communicate international best practice throughout the Group.

We continue to invest in a wide range of projects for the ongoing improvement of our products and processes. This investment programme contributes to the profitable delivery of long-term performance and strongly underpins the future development of the Group.

Americas Materials

Tilcon's North Branford trap rock quarry has been in operation since 1914. The demand for 3/8 inch and 1/2 inch crushed aggregate for use in asphalt and concrete production has grown. As an investment for the future, Tilcon constructed a state-of-the-art recrushing system that takes larger size stone from the main plant and recrushes it to 3/8 inch and 1/2 inch sizes. Pictured are two HP400 Metso® gyratory crushers with two 55-tonne feed bins above them. Included in the structure is a dedicated dust extraction system. This recrushing facility has a throughput production of over 700 tonnes per hour and its operation is completely automated with computer control.



Americas Products & Distribution

Forged from a collaborative effort between Besser (mechanical & electrical) and Rekers (controls), the new Bonner Springs paver plant near Kansas City employs a state-of-the-art batching system. This new plant was commissioned by APG Midwest during the fourth quarter of 2003. It will support both homecentre and hardscape customers in the Missouri, Kansas, Iowa and Nebraska markets.



Chairman's statement



A satisfactory outcome in difficult conditions

Trading conditions in the majority of our markets continued to be very challenging in 2003. First-half results were adversely affected by an exceptionally cold first quarter in Northeast Europe and unusually wet weather in the Northeast and Midwest of the United States. For the year as a whole, the steep decline of the US Dollar had a particularly negative impact on the translation into euro of our US operating profits. Despite these very significant adverse factors, the Group recorded growth in profit before tax and earnings per share which we regard as an excellent result in the prevailing circumstances.

Details of the performances of the Group's separate Divisions are given in the Chief Executive's review and in the operations and finance reviews which follow.

Profitability and earnings

Profit before tax was €864 million, compared with €856 million in the preceding year. This was achieved despite an adverse exchange rate impact of €86 million - equivalent to approximately 10% of 2002's profit before tax.

Earnings per share after goodwill amortisation were 121.9c compared with 119.2c in 2002. Cash earnings per share were 223.4c compared with 219.8c in the preceding year.

A final dividend of 19.9c per share is being recommended by the Board. This, if approved at the Annual General Meeting, will give an increase in total dividend of 11% over 2002. This will be the twentieth consecutive year of dividend increase.

Development activity

Total acquisition and investment spend in 2003 amounted to approximately €1.6 billion. This compares with development spends of approximately €1 billion in each of the years 2001 and 2002. Two-thirds of this spend was in Europe, the balance being in North America. Some of the more significant acquisitions were:

- The distribution and building products operations of Cementbouw Handel & Industrie, acquired in October, for a total cash consideration of €671 million, including debt assumed. In addition, €46 million was invested for a 45% stake in a leveraged buyout of Cementbouw's materials operations.
- The operations of S.E. Johnson, an aggregates and asphalt business headquartered in Ohio, which were acquired in May, for a cash consideration of €189 million, including debt assumed.

Apart from these major transactions, the Group announced 39 other development initiatives which were well spread in terms of product grouping and geographical location.

These transactions are evidence of a continuing steady flow of add-on opportunities and they will contribute to driving growth across all CRH Divisions in the periods ahead.

Financing operations

The Group's strong internal cash flow gives it the financial capacity to take advantage of attractive acquisition and investment opportunities. In the year 2003, operating cash flow amounted to €655 million.

In September, we announced the completion of a US$1 billion Global Bond Issue. This comprised US$700 million 10-year notes and a US$300 million 30-year tranche. Both tranches were priced very competitively and the offering facilitated a significant extension of our debt maturity profile.

Litigation

In my statement in the 2002 Annual Report, I referred to a relatively small number of asbestos-related claims that had been received by our US Distribution operations and our belief that the outcome of any pending actions would not have a material adverse impact on the financial position of the Group. Our experience over the past twelve months has served only to reinforce our view that this is not a material issue for CRH.

Corporate governance

A revised Combined Code on Corporate Governance has been adopted by the Irish and London Stock Exchanges and is effective for reporting years beginning on or after 1st November 2003. The Board has reviewed its practices and procedures in the context of the revised Code and will take the necessary steps to achieve full compliance as early as possible.

Board and senior management

Harry Sheridan, who had been Finance Director of the Group since December 1987, retired as an executive and a Director on 28th November 2003. Harry made a quite unique contribution to the development and success of the Group over his 36 years of service, 16 of which were as Finance Director. The Board very much appreciates and thanks Harry for the extent and quality of his contribution to the Group's growth and financial strength. Harry was succeeded as Finance Director by Myles Lee, who had been General Manager Finance since 1988.

Declan Doyle, who has been Managing Director of CRH Europe Materials since January 2003, was co-opted to the Board on 19th January 2004.

The Board also co-opted Jan Maarten de Jong and Terry Neill as non-executive Directors on 19th January 2004. A Dutch national, Jan Maarten de Jong is currently Chairman of the Supervisory Board of Heineken N.V. and of Cementbouw bv, the company in which CRH acquired 45% of the equity as part of the Cementbouw transaction. Terry Neill was, until 2001, Senior Partner in Accenture and he had been Chairman of Accenture/Andersen Consulting's global Board. Both of these individuals will bring valuable international experience to the Board of CRH.

Don Godson and Howard Kilroy will retire from the Board at the completion of the Annual General Meeting on 5th May 2004.

Don Godson joined CRH in 1968 and was appointed Group Chief Executive in 1994, the executive role from which he retired on

"The success of CRH is founded on the exceptional commitment and capability of its management and staff and the culture of performance which characterises CRH throughout its widespread operations."

PAT MOLLOY

31st December 1999. Don presided over a remarkable growth phase in the life of CRH and he will be remembered particularly for his leadership in establishing and growing the Group's very successful businesses in the United States.

Howard Kilroy has been a non-executive Director since March 1995 and his wise counsel, based on his broad international experience, has made a most significant contribution to the Board and the Group over a long period of time.

On behalf of the Board, I thank Don and Howard for the quality of their advice and for the extent of their commitment to the interests of shareholders.

As I have mentioned already, the Board is committed to achieving, as quickly as is practical, full compliance with the requirements of the new Combined Code on Corporate Governance, particularly by ensuring that the criteria to be considered in evaluating the independence of non-executive Directors are fully met. Both Jan Maarten de Jong and Terry Neill comply with these criteria and it is the intention of the Board to continue this process of renewal at a pace consistent with maintenance of the core values and teamwork of the Board. I expect that further non-executive appointments will be made in the course of the year ahead to fill the vacancies that will arise on the retirement of Don Godson and Howard Kilroy.

The Directors who retire by rotation and who offer themselves for re-election at the Annual General Meeting include David Kennedy, who has been a non-executive Director since 1989. Notwithstanding the length of his service, the Board considers David to be independent based on its experience of his questioning approach and challenging perspective on business issues.

Management and staff

The success of the Group is founded on the exceptional commitment and capability of its management and staff and the culture of performance which characterises CRH throughout its widespread operations. These are the qualities which will ensure that CRH continues to out-perform its competitors and to deliver superior performances over the years ahead.

On behalf of the Board, I take this opportunity to express to Liam O'Mahony and to all CRH staff our appreciation of their contribution and dedication to the Group and of the quality of their achievements in 2003.

Outlook 2004

Management's comments on the outlook for 2004 are set out more fully in the Chief Executive's review and the operations reviews. While risks and uncertainties remain and economic growth in Europe is generally subdued, the economy in the United States is recovering. Erosion of the value of the US Dollar has the potential to cause a further significant adverse currency translation impact. Nonetheless, our sustained focus on cost control and efficiency combined with strong development and financial resources leaves the Group well placed to take advantage of market and acquisition opportunities arising in 2004.



The United Companies paving team coming down off the 11,000-foot summit of Red Mountain Pass southbound on Highway 550 toward Silverton, Colorado.





Chief Executive's review

"In 2003, the CRH team worldwide responded strongly to tough and changing circumstances. Profits advanced for the eleventh consecutive year, and with an acquisition spend of €1.6 billion, including the record €0.7 billion Cementbouw deal, the Group continued to deliver performance and growth."

LIAM O'MAHONY

Green Bay Wisconsin's newest landmark, The Resch Center Sports Complex, was a collaborative effort between Oldcastle APG's Bend Industries (126,000 concrete masonry units and 53,000 pavers) and Oldcastle Glass Wausua, Wisconsin (30,000 square feet of Low-E insulating and spandrel glass).

Background

The general world business backdrop continued to be difficult in 2003. Our principal regional economies in Europe and the United States remained sluggish, although there were the first signs of recovery in the United States late in the year; energy prices were stubbornly high; severe weather affected early activity in Northeast Europe while in the United States the Northeast and Midwest had a record wet year; the US Dollar fell sharply, declining by 16% against the euro; and the Iraq war and ongoing terrorist concerns led to a climate of uncertainty in the world at large. Principally due to the decline of the US Dollar, there was an adverse translation impact on reported profit before tax of €86 million – this is purely translation and does not affect the underlying profitability or cash position of the Group's local businesses.

Against this challenging background, the Group increased profits and had considerable development success. Highlights include:

- Sales up 3% to €11.1 billion (+15% in constant currency terms).
- Profit before tax up 1% to €864 million (+12% in constant currency terms).
- Earnings per share before goodwill amortisation up 3% to 136.2c (+13% in constant currency terms).
- Cash earnings per share up 2% to 223.4c (+13% in constant currency terms).
- Dividend per share up 11% to 28.1c, the twentieth consecutive year of dividend increase.
- Acquisition spend of €1.6 billion on 41 deals, including the €0.7 billion Cementbouw transaction – CRH's largest to date.
- Raising US$1 billion 10 and 30-year money from the US bond markets.
- Strong cash flow leading to increased interest cover (a very comfortable 13.1 times EBITDA/interest) despite the high development spend.

My thanks to the CRH team worldwide who responded so well throughout the year to tough and changing circumstances. This enabled us to move forward across our various businesses.

2003 operations

Following a difficult first half in Northeast Europe, demand in our Europe Materials Division recovered strongly in the second half. Our cement operations in Poland and Finland largely offset the early declines, and in Switzerland, we benefited from major infrastructure projects. While the Spanish market remained strong, margins were under pressure. In Ireland, overall activity was broadly similar to 2002 – record housing construction offset weak commercial markets, while infrastructure work under the National Development Plan temporarily declined due to delays in starting new projects which are now under way. Overall, our Europe Materials operating profits are ahead of 2002.

Construction output in Europe Products & Distribution markets remained subdued in 2003. Against this weak backdrop, our legacy businesses performed well in exceeding 2002 reflecting further benefits from the continued cost cutting and profit improvement programmes of recent years. This Division had considerable acquisition success, both the major Cementbouw deal and also smaller but significant developments across its various sub-product groups, and good contributions from these and the 2002 acquisitions led to a further strong operating profit advance.

The Americas Materials businesses suffered throughout the year from wet weather in the Northeast and Midwest resulting in a decline in both volumes and operating profits from heritage operations. Improved blacktop pricing largely offset the impact of higher energy costs. There were positive incremental contributions from 2002 and 2003 development initiatives, with the benefits from the successful integration of the S.E. Johnson business outweighing weak Midwest markets.

Americas Materials generated higher overall US Dollar operating profits; however, an adverse translation impact of approximately €55 million resulted in lower reported euro operating profits.

The Americas Products & Distribution Division also had to contend with the wet weather. On the demand side, non-residential building fell further following the double-digit declines of the previous year, although there were some signs of at least a flattening later in the year. As in 2002, residential construction was the mainstay, underpinned by continued low interest rates, strong demographics, and reasonable, if higher, unemployment levels. Strong refinancing activity boosted home repair/remodelling spending. The profit trend was similar to Americas Materials – gains from acquisitions more than offsetting slightly reduced heritage results, leading to an increase in US Dollar operating profits; which translate into reduced euro reported profits following a €46 million adverse translation hit.

More detailed presentations on the performance of the Group's four Divisions are contained in the reviews of the individual Divisional Chief Executives. Taken together, they demonstrate the strong focus on operating performance right across CRH together with the continued commitment to, and success of, our development strategy.

Continued development success

2003 was a busy year on the development front, with a total acquisition spend of approximately €1.6 billion. While this was spread across all regions and product groups, in 2003 there was a significant European emphasis with two-thirds of the spend being in this region. There were a total of 41 transactions completed during the year – a large number of our traditional small to mid-sized deals together with CRH's largest deal to date, the €0.7 billion Cementbouw acquisition in the Netherlands which we completed in October.

Cementbouw is a leading Dutch manufacturer and distributor of building materials. The transaction had two components:

- acquisition of 100% of the DIY, merchanting and building products businesses for €671 million
- acquisition of 45% of the cement trading, readymixed concrete and other materials operations for €46 million

The businesses provide a unique fit with our existing significant Dutch operations, and the combination consolidates leadership positions in all of these areas of activity. Since the deal closed in early October, our Europe Products & Distribution teams together with Cementbouw personnel have been jointly implementing a well-planned integration process.

In addition to Cementbouw, our Europe Products & Distribution Division added to its businesses on a number of fronts. In Concrete products, we entered Slovakia and Denmark and expanded operations in the Benelux, Germany and France. The Fencing & Security team consolidated its presence in the access control segment through two deals, while the acquisition of a leading manufacturer of metal-based building accessories creates an attractive new growth platform with an established presence in the Benelux, France and Spain.

We are a European leader in foam insulation following the acquisition of Unidek, whose German and Dutch operations complement our existing presence in a number of countries.

Three bolt-on DIY deals in the Benelux, enlarging our stake in SAMSE (the leading regional builders merchant in Southeast France), together with the major distribution activities of Cementbouw, added to our existing Benelux, Swiss, French, Polish and Portuguese presence bringing our annualised European distribution turnover to €2 billion in six countries.

Our Europe Materials team consolidated our readymixed concrete and aggregate positions in Finland with three add-ons. In Poland, we became a major player in the lime business through the purchase of 86% of Trzuskawica and Kujawy; together, these give us coverage across the country and access to significant long-term reserves.

In the United States, our Materials Division greatly enhanced its operations through the acquisition of the S.E. Johnson Group, which complements and strengthens the aggregate and asphalt positions of our Michigan materials and Ohio-based Shelly companies. Some non-core Indiana assets were swapped for quarries in the southeastern United States and Michigan. There were also add-ons in the Northeast and West.

The Americas Products & Distribution Division expanded in a number of regions. The Architectural Products team established a substantial initial presence in the important Chicago, Wisconsin, Georgia and Florida markets through the acquisition of local leaders, while masonry, paving and bagged goods operations were expanded by significant add-ons in a number of other states. The Distribution group continued its focus on roofing and siding in major metropolitan areas through acquisitions in Chicago and Philadelphia, in addition to the expansion of its interior products business into Colorado. In Glass, we expanded our presence in Canada/Northeast United States and Arizona.

The quantity of spend and quality of companies joining the Group made 2003 a very significant year, and is a further step in setting strong foundations for continued progress into the future.

Financing

Following our successful debut US$1 billion Global Bond Issue in 2002, we raised a further US$1 billion from the US bond markets in September 2003. The respect with which the Group is regarded was reflected in both the strong demand for the Issue and the very attractive rates at which we raised 10 and 30-year money. Combined with a strong balance sheet, the long maturity profile on the Group's debt gives us considerable financial strength and flexibility.

CRH performance


1,200
1,000
800
600
400
200
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
1988 = 100
Profit before tax +17% p.a.
EPS before goodwill +14% p.a.
Dividend per share +12% p.a.

Investing in people

Much of the success of CRH since its foundation has been due to the talent and commitment of our people. Through both formal and informal programmes, we continue to invest in leadership development right across the Group.

Following the pattern of recent years, the Group's organisation continued to evolve in 2003. This evolution accommodates current and future growth, and our focus on a high degree of operational autonomy and individual responsibility keeps us lean and responsive to changing circumstances.

A particular milestone at the end of November was the retirement of Harry Sheridan. Harry spent 36 years with the Group, 16 as Finance Director, during which period CRH grew from its small Irish base to being a world industry leader with €11 billion sales and operations in 23 countries. Harry is succeeded by Myles Lee who is uniquely qualified for the role, having been General Manager Finance since January 1988. My sincere thanks to Harry and all our retiring colleagues for your contributions to our team over the years.

Corporate social responsibility

CRH's strong record of achievement in this area was recognised during the year in our election as Sector Leader of the Dow Jones World and Stoxx Sustainability Indexes. This followed a thorough independent assessment of CRH's sustainability performance compared with its peers by a world-leading external agency. In addition, many of our companies won regional and national environmental awards throughout the year.

During 2003, CRH became a signatory to the Cement Sustainability Initiative Charter. Affiliated to the World Business Council for Sustainable Development, this commits us to the highest standards of environmental stewardship.

Our companies are committed to best international practice in the fields of Health, Safety, Fair Employment and Community Relations; with a strong focus on these important aspects at all levels of the organisation. These issues are dealt with more fully elsewhere in the Report.

Looking forward

In 2003 the CRH team worldwide responded strongly to tough and changing circumstances and again delivered performance and growth. Group profits advanced for the eleventh consecutive year. While risks and uncertainties remain and economic growth in Europe is generally subdued, the economy in the United States is recovering and we are poised to move forward as markets improve.

We continue to focus relentlessly on cost effectiveness and operational performace and, although reported 2004 profits are likely to be impacted by the weakness of the US Dollar, 2003 acquisitions should contribute strongly. Our acquisition programme and overall strategy continue to deliver and with robust cash flow and comfortable interest cover we have substantial capacity to capitalise on opportunities as they arise. We face 2004 with confidence.



Kujawy Limeworks, Poland.
2003 marked CRH's entrance into the lime market in Poland through the acquisition of the State-owned ZPW Trzuskawica, the largest limeworks in Poland, and a further strengthening of its position with the acquisition of the Kujawy lime factory. Kujawy operates two modern kilns of 450 tonnes/day capacity.



Europe Materials – operations review

"After a difficult start, impacted by an exceptionally cold first quarter in Northeast Europe, the year finished on a firmer note with improved activity in all major markets. Sales revenue overall grew by 3% while profits increased by 2% in 2003."

DECLAN DOYLE



This striking new bridge, spanning 350 metres across the River Boyne in Ireland, is an important link in the planned Euroroute 1 (E1) between Rosslare and Belfast. Roadstone Provinces supplied 50,000 cubic metres of concrete and over 1 million tonnes of stone and bituminous material to this project which included 21.5 kilometres of motorway.

2003 overview

Europe Materials' markets remained competitive throughout the year. In this difficult trading environment, tight focus on cost control and restructuring measures throughout the Division ensured that profits remained at a satisfactory level.

Ireland was notable as the market bounced back from the decline registered in 2002 and, on the back of strong residential demand, volumes of concrete products and cement were up by over 10%. In Finland, strong volumes in the second half of the year compensated for the poor start and profitability was ahead of last year. Poland benefited from the rationalisation implemented in 2002 together with entry into the lime market and, despite the difficult economic situation, profits were significantly improved. Cement demand in Switzerland was higher as major infrastructure projects commenced last year continued throughout 2003. Our Spanish operations enjoyed continuing strong demand. Despite the exceptionally difficult political situation, Israel performed in line with expectations and benefited from cost reductions and efficiency improvements.

Sales for the Division increased by 3% with profits up 2% on 2002.

The Division maintained its cautious approach to acquisitions moving only where valuations were realistic. Nonetheless, €58 million was spent in the year with the most important move being the establishment of CRH as the number two player in the Polish lime market.

Ireland

After a decline of 4% in 2002, the construction market bounced back in 2003 with a volume increase in the concrete products sector of over 10%. This was mainly due to a very strong housing sector which resulted in an estimated record 68,000 house completions in 2003 compared with 57,700 in 2002. Road construction work under the National Development Plan was strong in the first half

Results

€ million	% of Group	2003	2002	Change	Analysis of change: Exchange translation	2002 acquisitions	2003 acquisitions	Rationalisation	Organic
Sales	18	**1,984**	1,927	**57**	-67	25	33	-	66
Operating profit	26	**273**	267	**6**	-7	3	4	6	-
Average net assets*	20	**1,548**	1,619						
Operating profit margin		**13.8%**	13.9%						

* including goodwill

of the year but, as expected, was weak in the second half due to a decline in new start-up work resulting in full year volume declines in stone and blacktop. The commercial and industrial sectors had another poor year with an overhang of office and industrial buildings continuing to curtail new-build. Overall profits were broadly similar to last year.

Our cement business had a very busy year due to the buoyant housing market and excellent production levels were achieved at both factories. We continued our efficiency improvement programme at our locations in Platin and Limerick.

The concrete products and aggregates companies continued to trade well despite very competitive markets where price increases failed to match inflation. Investment continued to improve efficiency and strategic aggregate reserves were acquired at a number of locations.

Our seawater magnesia business continued to under-perform as low-priced Chinese exports kept the world price below 2002 levels. The price of natural gas, a major cost item, remained high throughout 2003.

In Northern Ireland, construction activity was similar to 2002. The year started poorly but the second half was strong particularly in the housing and road maintenance sectors. Our construction division had a good year, benefiting from a major power plant project and the busy water treatment sector.

Finland/Baltics

The Finnish economy grew by 1.4% in 2003 with inflation low at 1.2%. Overall construction activity was stable as growth in housing and infrastructure projects compensated for declines in industrial and commercial demand. After a very slow weather-impacted first half, volumes in both cement and readymixed concrete improved significantly in the second half and profitability for the year ended ahead of last year.

The Baltic area performed well in 2003 with particularly strong demand for our products in St. Petersburg and Estonia.

Poland/Ukraine

The Polish economy was lacklustre in 2003 with low GDP growth at 2.5% and continuing high unemployment at 18-19%. The outlook, however, improved in the fourth quarter fuelled by an increase in exports and low interest rates which gave a welcome boost to the building materials market.

Against this difficult background, and a very bad start to the year due to the severe and prolonged winter, cement volumes recovered over the remainder of the year to end broadly in line with 2002. Good operating performance at the Ożarów plant and the benefit of the rationalisation programme implemented in 2002 resulted in higher profits.

Concrete products volumes benefited from stronger demand in the second half of the year but these markets remain very competitive. Blacktop and aggregates continue to suffer from the lack of any major programme of investment in infrastructural projects, particularly in roads.

2003 saw our first entry into the Polish lime market through the acquisition of 86% of the State-owned Trzuskawica Lime Company in February, followed later in the year by Kujawy Lime. Both companies performed well and met expectations.


SK 250

A readymixed concrete delivery for lift shafts at the Kamppi Commercial Center, the biggest ever project in downtown Helsinki. The total volume of deliveries will be 80,000 cubic metres over three years.

In a competitive Ukrainian market, Podilsky Cement achieved strong growth in sales with operating profits in line with last year.

Switzerland

The Swiss economy was flat during 2003; however, a weaker currency fuelled export growth in the second half. Construction activity varied, with good new residential activity in the bigger cities compensating for a decline in commercial and industrial activity. As the major infrastructure projects which commenced in 2002 were implemented, we enjoyed strong demand for cement and profits improved.

Spain

In Spain, construction output grew by 6% largely due to continuing major infrastructure investment and a strong residential sector. However, margins were under pressure in competitive markets and profitability was similar to 2002.

Israel

The Israeli economy was adversely affected by the political situation. Cement demand in Israel was reduced, but the market in the West Bank and Gaza improved. Cost reductions and efficiency improvements implemented early in the year ensured that results were only slightly behind 2002.

Outlook 2004

In Ireland, construction activity is forecast to decline in 2004. Housing demand, which is at an all-time high, is expected to moderate in the second half of the year. On the other hand, the volume of major road works should increase as new projects come on-stream. The commercial and industrial sectors should benefit later in the year from the anticipated economic recovery.

In Finland, a recovery in exports is expected to lead to GDP growth of some 2.5%. Increased residential demand and infrastructure projects should counterbalance some softness in the other sectors. The Baltic area is anticipated to benefit from continuing strong markets in St. Petersburg and Estonia.

The outlook for Poland is for GDP growth of up to 4% with continuing low inflation. Entry into the European Union in May 2004 combined with the availability of lower real interest rates and affordable mortgage finance is expected to sustain the improvement in construction demand evident in the latter half of 2003. We expect further progress in Ukraine as the economy continues to modernise and benefits from being on the fringe of the European Union.

In Switzerland, construction activity in the regions where we operate is forecast to remain strong with infrastructure projects and housing maintaining good levels of demand.

Construction activity in Spain is expected to grow by a further 3-4% in 2004 and reach a record high in output terms.

Cement consumption in Israel is likely to continue at current levels until the final quarter of 2004 when the economy is forecast to improve somewhat.

Overall, the Division is well placed to benefit from growth opportunities in improved markets across all regions. Tight cost control and efficiency improvement in parallel with selective acquisitions will underpin further successful development of the business in 2004.

Activities

	Annualised production volumes	Market leadership positions
Cement *Finland, Ireland, Israel (25%), Poland, Switzerland, Ukraine*	11.0m tonnes	No.1 in Finland and Ireland No.2 in Switzerland No.3 in Poland
Aggregates *Estonia, Finland, Ireland, Latvia, Poland, Spain, Switzerland*	65.7m tonnes	No.1 in Finland and Ireland
Asphalt *Finland, Ireland, Poland Switzerland*	3.2m tonnes	No.1 in Ireland
Readymixed concrete *Estonia, Finland, Ireland, Latvia, Poland, Russia, Spain, Switzerland*	8.7m cubic metres	No.1 in Finland and Ireland No.2 in Switzerland
Agricultural & chemical lime *Ireland, Poland, Switzerland*	1.5m tonnes	No.1 in Ireland No.2 in Poland
Concrete products *Estonia, Ireland, Poland, Spain*	4.6m tonnes	No.1 block and rooftile producer in Ireland
Clay bricks *Ireland*	0.2m tonnes	No.1 producer

Product end-use


30%
35%
35%
Residential
Non-residential
Infrastructure


20%
New
RMI

The Materials Division in Europe is a major producer of primary materials and value-added manufactured products operating in 11 countries. In Ireland, CRH is a market leader in cement, aggregates, readymixed concrete and asphalt. In Finland, CRH is the market leader in cement, aggregates and readymixed concrete. In Poland, CRH is a leading low cost cement producer with good market positions. In Switzerland, CRH is a prominent producer of cement, aggregates and readymixed concrete. In Spain, CRH produces aggregates, readymixed concrete and precast concrete products. In total, the Division employs 9,900 people at over 350 locations.



Finland
Estonia
Russia
Latvia
Ireland
Poland
Ukraine
Switzerland
Spain
Israel

Development strategy

Build and maintain strong market positions in primary building materials and related products through organic growth, greenfield development and acquisitions in selected European markets.

Ireland

- Maintain our position as the lowest cost/best value producer
- Continue to operate to the highest environmental standards

Finland

- Maintain our strong position in cement, aggregates and readymixed concrete
- Expand into other selected product and geographic areas

Poland

- Develop a strong national presence in the materials industry

Switzerland

- Enhance existing positions in cement, aggregates and readymixed concrete
- Acquire new businesses in surrounding regions

Spain

- Strengthen our existing market positions
- Expand selectively into related products and regional markets

Elsewhere

- Build on existing positions in central and eastern Europe
- Selectively acquire materials businesses in other European countries



Europe Products & Distribution – operations review

"2003 saw a strong performance with sales up 23% and operating profit 39% ahead. We spent a record €1 billion on acquisitions: the largest was the €0.7 billion purchase of Cementbouw. We look to a modest recovery in our European construction markets in 2004."

BRIAN HILL



The geometric composition of "City" concrete pavers from EHL, in combination with natural stone, adds to the ambience of the spa town Bad Neuenahr, near Bonn.

2003 overview

With the exception of the UK, construction output in all our key markets remained depressed. Throughout Europe, activity in new office and commercial building declined and new housing continued weak.

Nevertheless, 2003 saw a strong performance from Europe Products & Distribution with sales up 23% and operating profit 39% ahead. Aided by cost cutting and efficiency programmes, our legacy businesses improved; the bulk of the advance in sales and profits was due to 2002 and 2003 acquisitions.

We were very active on the development front in 2003, spending a record €1 billion. Our biggest deal was the €0.7 billion acquisition of Cementbouw in the Netherlands completed on 3rd October. We also concluded 14 further deals with operations in seven European countries.

Concrete products

Now operating in the Benelux, Denmark, France, Germany, Slovakia and the UK, this group produces architectural (pavers, tiles and blocks), structural (floor and wall elements) and utility (drainage and poles) concrete products. Predominantly supplying the new-build sector, the group experienced difficult markets. In this challenging environment, the Concrete products group delivered a strong performance, with legacy businesses reporting results just below 2002 and a strong contribution from 2002 and 2003 acquisitions. Good progress has been made with the integration of the Cementbouw concrete products businesses.

The *architectural* group faced tough conditions in the Benelux market, with reduced local authority spending and new housing at the lowest level since the 1950s. However, thanks to the ongoing cost reduction programme, profits were maintained. EHL, the German paving company acquired in 2002, performed strongly and exceeded expectations. In June, EHL acquired Premac, a leading paving producer in Slovakia; significant synergies in

Results

€ million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
					Analysis of change			
Sales	**28**	**3,083**	2,506	**577**	-52	219	397	13
Operating profit	**20**	**213**	153	**60**	-4	14	39	11
Average net assets*	**26**	**2,055**	1,558					
Operating profit margin		**6.9%**	6.1%					

* including goodwill

marketing and product development are being achieved. In the UK, demand for Forticrete's concrete masonry and roofing products benefited from the increase in the housing market and, despite weakness in the commercial sector, sales and profits grew.

The *structural* group delivered a robust performance in the weak Benelux market, with legacy businesses matching 2002 results. The 2003 acquisitions Maessen (Belgian bolt-on) and Betonelement (leading Danish producer of precast concrete elements) performed well and have fitted-in with our existing structural businesses. In addition, Betonelement provides a solid platform for further growth in Scandinavia.

The *utility* group saw a decrease in underlying sales and profits due to the ongoing weakness of the telecom sector and the French power pole market. This drop was moderated through cost cutting, efficiency improvement and product development. Encouragingly, the Belgian operations reported a good profit improvement. The December acquisition of three concrete pole plants from Amec Spie is an important step in the ongoing rationalisation of this market in France.

Clay products

The Clay products group delivered an increase in sales and profit comprising organic growth plus the contribution from Cementbouw's clay operations.

UK housing starts were again up on the previous year as were industry brick deliveries, albeit at a lower rate. Ibstock volumes were held to a similar level as 2002 due to a combination of kiln rebuilds and changed product mix. However, margins moved upward with the benefit of price improvements.

In Mainland Europe, the German market remained difficult. In Poland, activity was disrupted in early 2003 by the long winter; thereafter, recovery was strong. The better conditions in Poland together with the cost saving measures implemented in 2001 and 2002 resulted in a significant improvement in results. De Bylandt and De Waalwaard, Cementbouw's clay paving and facing brick operations, were successfully integrated into our existing Dutch clay product businesses.

Insulation

The Insulation group, previously part of Building products, is the leading foam insulation manufacturer in Europe with strong market positions in the UK, Ireland, the Benelux, Germany, Poland, Scandinavia and the Baltic area. In October, the group extended its operations with the acquisition of Unidek, a leading producer of expanded polystyrene insulation products and roofing systems with factories in the Netherlands and Germany. Both sales and operating profit were significantly ahead of 2002, with sales now running in excess of €350 million per annum.

Building products

Building products comprises three sub-groups: Fencing & Security, Daylight & Ventilation and the newly acquired Concrete Accessories. Operations are based in the UK, Germany, France and the Benelux. The group had a strong year with acquisitions contributing to strong growth in sales and operating profit.

Fencing & Security had an excellent year with sales and profits well ahead. Existing businesses increased profits from the 2002 level with good performances in both the UK and the Benelux partly offset by Germany. In line with the strategy of developing a full range of perimeter security and access control systems, Fencing & Security made two important acquisitions in 2003. The purchase of the Adronit group, a leading supplier of industrial fencing and gates in Germany, is an important step forward for our business in Germany. Magnetic Autocontrol group, a major supplier of access control systems, was acquired in July. Based in the south of Germany, Magnetic trades throughout Europe and has sales offices in Asia, Australia and the United States. Magnetic complements our product range and offers exciting new sales opportunities.

Daylight & Ventilation had a difficult year. On similar sales, profits declined due to the disappointing German market and once-off restructuring costs. The group should fare better in 2004 with substantial cost reductions coming through from 2003 rationalisation measures at the German operations.

The *Concrete Accessories* group was formed following the acquisition in April of Plakabeton, a leading supplier of metal-based accessories for the construction and precast concrete industries. With production plants in both Belgium and France, and a network of nine distribution centres in Belgium, France, Spain and the Netherlands, Plakabeton will form the platform for this new group. The company had a strong year with sales and profits in line with our expectations.

Distribution

2003 was an excellent year for the Distribution group in Europe. The Cementbouw builders merchanting and DIY divisions were successfully integrated and a strong advance in sales and operating profit was recorded.

DIY

Our DIY homecentre businesses had an exceptional year of progress although retail demand in the Netherlands slowed in the second half of the year. With the inclusion of the 54 Cementbouw DIY stores in the Netherlands and the acquisition of 13 stores in Belgium and three stores in the Netherlands, we consolidated our leading position in the Benelux DIY market. Our total network now consists of 130 stores, 116 in the Netherlands and 14 in Belgium. In Portugal, our joint venture again advanced in sales and profits. In 2003, three new stores were opened, bringing the total chain to 16 stores. Further openings are planned for 2004.

Builders Merchants

Netherlands: Overall, the Dutch merchanting businesses performed well, with a strong improvement in profits both from the inclusion of Cementbouw and successful cost reduction programmes in the legacy businesses. A positive impact from the integration of the 36 Cementbouw outlets is expected both in terms of purchasing synergies and the sharing of best practice.

France: In difficult market conditions, our Ile-de-France merchanting businesses outperformed mainly due to the turnaround at Matériaux Service. In December, we increased our stake in SAMSE, the leading builders merchant in Rhône-Alpes, from 11% to 20%; simultaneously, we entered into a joint venture with SAMSE to acquire Doras, a regional merchant active in Burgundy and Franche-Comté, on a phased basis. This deal gives CRH entry into a new region of France and offers good expansion opportunities.

Switzerland: 2003 was a successful year with sales and profits in our existing businesses supplemented by 2002 acquisitions Vicom and Baubedarf. We successfully concluded the integration of these businesses and took advantage of synergy opportunities through the consolidation of general merchanting activities within the Baubedarf organisation. Performance improvement measures are being taken at Richner whose ceramic and sanitaryware business faces difficult markets.

Poland: Our Warsaw-based merchant, GenBud, showed another advance in sales and profits.

Outlook 2004

The consensus is that European construction markets bottomed-out in 2003, but that the recovery in 2004 will be modest. In particular, Germany will remain in recession.

Our focus will be on integrating the major acquisitions made in 2003 and on delivering the significant synergies which they offer. Our development teams continue to seek out suitable acquisition prospects. We look to a significant profit advance, underpinned by our 2003 acquisitions.

Activities

	Annualised production volumes	Market leadership positions
Concrete blocks & pavers *Benelux, Germany, Slovakia, UK*	9.1m tonnes	No.1 paving products in the Benelux, Slovakia No.1 paving/landscape walling in Germany No.1 architectural masonry in the UK
Precast concrete products *Benelux, Denmark, France*	2.4m tonnes	No.1 precast flooring in the Benelux Joint No.1 precast structural concrete in Denmark No.1 utility precast in France
Clay bricks, pavers & rooftiles *Germany, Netherlands, Poland, UK*	2.6m tonnes	No.1 clay pavers in Germany No.1 quality facing bricks in the Netherlands No.1 facing bricks in the UK
Sand lime building elements & bricks *Netherlands*	1.1m tonnes	Joint No.1 in the Netherlands
Insulation products *Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, UK*	4.8m cubic metres	No.1 EPS insulation in Ireland, Netherlands, Poland and Nordic region; joint No.1 in the UK Joint No.1 XPS insulation in Germany No.1 XPE insulation in Germany
Fencing & security *Benelux, France Germany, Poland, UK*	2.1m lineal metres	No.1 security fencing and perimeter protection in Europe
Rooflights & ventilation *Benelux, Germany, Ireland, UK*	1.0m square metres	No.1 rooflights & ventilation in the Benelux Joint No.1 rooflights & ventilation in Germany
Builders merchants *France, Netherlands, Poland, Switzerland*	173 branches	No.1 builders merchants in the Netherlands No.2 builders merchants in Ile-de-France No.2 builders merchants in Switzerland
DIY stores *Benelux, Portugal*	146 stores	Member of leading Dutch DIY chain Joint No.1 DIY in Portugal

Product end-use


65%
25%
10%
Residential
Non-residential
Infrastructure


45%
New
RMI

Products & Distribution in Europe is organised into four groups of related manufacturing businesses and a distribution group. The manufacturing groups are involved in concrete, clay, insulation and other building products. Distribution encompasses builders merchants and "do-it-yourself" stores. The Division operates in 15 European countries with the Benelux, the UK, Germany, France and Switzerland accounting for the bulk of sales. We seek leadership positions in the business sectors/markets where we operate. Europe Products & Distribution employs 14,700 people at over 600 locations.



Finland
Sweden
Estonia
Ireland
Denmark
UK
Netherlands
Poland
Germany
Belgium
Slovakia
France
Switzerland
Portugal
Spain

Development strategy

Build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition; continuously improve our businesses with state-of-the-art IT, exchange of process and product know-how, and active best practice programmes.

Concrete products

- Strengthen current positions in the Benelux, Denmark, France, Germany, Slovakia and the UK in architectural, structural and utility sectors
- Reach out to neighbouring regions by acquisition

Clay products

- Raise profitability through better capacity utilisation, cost efficiencies and continuous improvement
- Grow positions in the Netherlands and Poland; consolidate market leadership in the UK; participate in industry restructuring in Germany

Insulation

- Further build upon our leading positions across a range of foam insulation materials in Europe
- Develop improved insulation systems and actively exchange product and process know-how among our group companies

Building products

- Grow security fencing from current strong bases in Germany, the Netherlands and the UK; develop further in perimeter protection and access control systems
- Continue expansion of Daylight & Ventilation group in the Benelux, Germany, Ireland and the UK and accelerate product/technology exchange
- Strengthen our concrete accessories position in the Benelux, France and Spain and expand to other European countries

Distribution

- Continue to grow our successful DIY retail chains in the Benelux and Portugal
- Expand merchanting businesses in France, the Netherlands, Switzerland, Poland and into neighbouring countries
- Realise full purchasing and IT synergies



Americas Materials – operations review

"Improved pricing and the continuation of our development strategy helped to offset a challenging market environment for the heavy materials business in the United States as continued high energy costs, record wet weather in the Northeast and Midwest and generally soft markets affected results."

TOM HILL



The Waycor Sandia plant at Albuquerque, New Mexico produces approximately one half of the annual concrete volume for Waycor. This plant services northern Albuquerque as well as the city of Rio Rancho, the village of Corrales and the town of Bernalillo.

2003 overview

The Materials Division suffered from a combination of record wet weather in the Northeast and Midwest and increasing energy costs, resulting in a decline in both volumes and US Dollar operating profits from heritage operations. On the positive side, the impact of higher energy costs was largely recovered through improved blacktop pricing, and with positive incremental contributions from 2002 and 2003 development initiatives, the Division reported a 10% increase in sales and a 4% increase in operating profit before translation effects.

Another busy development year saw significant add-ons to existing operations with a combined spend of €320 million on 10 deals. The largest acquisition completed during the year was S.E. Johnson in Ohio and Michigan, combined with the subsequent swap of certain non-core assets in Indiana for six quarries in the southeastern United States and a quarry in Michigan. The Division successfully completed eight other add-on deals that complement its existing operations and continue its focus on acquiring strategically located, high quality aggregate reserves.

Total volumes increased 15% in aggregates, 4% in asphalt and 3% in readymixed concrete.

Heritage volumes declined approximately 2% in aggregates, 4% in asphalt and 1% in readymixed concrete year-on-year. Our investments in winter storage facilities, and the Division's strategic purchasing arrangements, which allow us to secure bitumen supplies at somewhat cheaper winter rates, together with increases in blacktop prices, enabled us to recover most of the higher bitumen costs. Other energy costs, such as diesel fuel for our mobile fleet and natural gas, fuel oil and used oil to fire our asphalt plants, also increased significantly. For the most part, this impact was recovered through higher product pricing and alternative fuel usage.

Funding under TEA-21, the US Federal highway spending programme, was similar to

Results

€ million	% of Group	2003	2002	Change	Exchange translation	2002 acquisitions	2003 acquisitions	Organic
					Analysis of change			
Sales	25	**2,831**	3,072	**-241**	-504	54	202	7
Operating profit	28	**291**	336	**-45**	-55	4	23	-17
Average net assets*	34	**2,634**	2,775					
Operating profit margin		**10.3%**	10.9%					

* including goodwill

2002; however, the 2003 Federal Appropriation Bill was delayed by four months which, combined with states reducing their share of highway spending due to budget deficits, resulted in an overall decline in highway funding. Across our operations, residential markets remained strong buoyed by continued low interest rates. Non-residential construction continued to fall reflecting the slower economy.

Early in 2003 we reorganised into four regional groups: *New England, New York/New Jersey, Central* and *West.* The new organisation has increased the focus on cost control and identifying strategic add-on acquisitions.

New England

2003 was a difficult year with an early winter further curtailing the short construction season, leaving profits just short of 2002 levels. The Vermont paving programme was poorly funded as a few large projects consumed most of the state's highway monies. Our operations in Massachusetts continued to improve with strong residential markets and highway markets continuing to recover with the completion of the Big Dig Project in Boston and monies once again being spent on maintenance programmes.

Connecticut had a good year resulting from volume growth driven by buoyant private markets and continued good cost control, and with price improvements successfully recovering the impact of higher energy costs.

New York/New Jersey

Our New York/New Jersey businesses had a mixed year with overall results behind 2002 levels. This group was particularly hard hit by the harsh winter in 2002/2003, a wet summer/autumn and the early onset of winter, which resulted in increased costs at our quarries and curtailed shipments. Demand in the greater New York metropolitan areas remained strong in both infrastructural projects and private construction, but we were unable to recover all of the increase in energy costs due to competitive markets, especially in New Jersey blacktop. Our Upstate New York operations, located in Albany and Rochester, performed well due to strong volumes and better pricing in mixed markets.

Central

Overall operating profits increased in an active acquisition/integration environment. Despite poor weather and rising energy costs, the year finished strongly. The Mid-Atlantic group, consisting of our operations in Pennsylvania and Delaware, improved its performance with strong aggregate sales and better pricing. Ohio and West Virginia also advanced with a mid-year gas tax increase in Ohio benefiting highway spending. Michigan operations were disappointing with both poor state highway funding and weak commercial markets. S.E. Johnson and several other add-on acquisitions were successfully integrated into this regional grouping.

West

The West region comprises a wide geographic area, with over 270 locations in 12 states west of the Mississippi River. Although trading conditions varied across the region, the integration of recent acquisitions and cost reduction programmes resulted in higher profits.

Markets in southern Idaho and Utah stabilised in 2003 after three years of decline. Our eastern Washington, northern Idaho and Montana operations suffered from a combination of continued soft markets, increased competition from new market entrants and an early onset of winter weather.



This liquid asphalt terminal in Ogden, Utah was established in 1999. It has storage capacity for 59,000 tonnes and produces polymerised and emulsified premium grade products. This terminal is linked to the rail system and supplies liquid asphalt to the Inter-Mountain operations.

Our operations in resort towns in western Colorado also exhibited improved profitability in the face of weak high-end residential and commercial markets. The Wyoming and South Dakota businesses enjoyed relatively stable conditions and had another good year. Despite a competitive readymixed concrete market, our fully integrated businesses in Iowa continued to perform well, benefiting from a stable highway programme and steady private construction markets.

Outlook 2004

The economy in the United States is recovering. We expect the residential sector to remain at, or slightly below, 2003 levels, and the non-residential sector to improve as the economy picks up in most of our markets.

TEA-21, the Federal funding programme for highways, which was due to expire on 30th September 2003, has been extended into 2004. The US Congress has approved a 7% increase for 2004 Federal highway spending, while negotiations continue between the Administration and the Congress on a proposed new six-year highway bill. A shorter-term extension of TEA-21 for one to two years at similar funding levels is a possibility. Despite the challenge of continuing state budget deficits, we expect overall highway markets to remain broadly similar to 2003. Recovery of energy costs, which are likely to remain high in 2004, will be a continuing priority. With the benefits from recent acquisitions, a strong focus on cost control, a promising backlog, and ongoing development, we look to an improved year ahead.

Activities

	Annualised production volumes	Market leadership positions
Aggregates *US*	123.8m tonnes	No.4 national producer
Asphalt *US*	34.2m tonnes	No.1 national producer
Readymixed concrete *US*	5.1m cubic metres	Top 10 in the US

Product end-use


20%
15%
65%
Residential
Non-residential
Infrastructure


70%
New
RMI

The Americas Materials Division operates in 28 states in the United States, organised into four regions. CRH is the number four aggregate producer, with leading market positions in the northeastern and western states. CRH is the number one asphalt producer in the United States producing 34 million tonnes of asphalt at over 280 locations. Readymixed concrete operations are in the top 10 in the United States, spread throughout the West and in Pennsylvania, Connecticut and New York in the Northeast. The Division employs 13,100 people at over 600 locations.



Washington
Montana
Oregon
Idaho
South Dakota
Wyoming
Nebraska
Iowa
Nevada
Utah
Colorado
New Mexico
Michigan
Ohio
Pennsylvania
West Virginia
Tennessee
Alabama
Georgia
Maine
Vermont
New Hampshire
New York
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware

Development strategy

Continue to improve on our excellent environmental and safety records and grow our existing strong market positions while looking for new growth regions in the Americas.

New England

- Further vertical integration of operations in New Hampshire, Maine and Vermont
- Consider broadening product offerings

New York/New Jersey

- Expansion through bolt-on acquisitions to our businesses in the New York City metro/New Jersey market
- Expand our Upstate New York businesses

Central

- Continued vertical integration of our operations in Michigan, Ohio and West Virginia through selective acquisitions
- Seek add-on acquisitions and greenfield opportunities to augment our strong positions in Pennsylvania and Delaware

West

- Continue to consolidate our vertically integrated positions in the mountain regions with selective add-on acquisitions
- Develop new opportunities in the Northwest, Iowa and the upper Midwest



Americas Products & Distribution – operations review

"While commercial markets were quite weak and the spring was unusually wet the Division established new highs in both sales and operating profit before currency translation through acquisitions, good improvement in our distribution business and solid performances in both glass and concrete products."

JOHN WITTSTOCK



Oldcastle Glass supplied the curved safety glass, Bentemp® for this interior hand rail at the Gonda Building at the Mayo Clinic in Rochester, Minnesota.

2003 overview

Each of the product groups faced significant issues during the year. An unusually wet spring and weak commercial construction markets were two important elements. On the positive side, historically low interest rates boosted both new residential construction and refinancing activity, raising home repair/remodeling spending. A harsh winter aided our residential roof distribution business.

Generally more competitive circumstances adversely affected margins in the Division's commercial products markets. Continued difficulties in the telecommunications industry hurt Precast group results.

Argentina's economy improved due to stabilisation of the Peso and private financing of housing leading to a better construction market. The Chilean economy improved modestly during the year.

Against the background of these challenging macroeconomic circumstances and with the benefit of significant acquisition activity, the Division recorded a 16% increase in sales and a 10% increase in operating profit before translation.

Architectural Products

The Architectural Products group (APG), with 178 locations in 34 states and two Canadian provinces, is the leading North American producer of concrete masonry, lawn, garden and paving products and a regional leader in clay brick. Cementitious dry-mixes, marketed under the Sakrete® brand, bagged decorative stone and lightweight aggregates are also important product lines. 2003 was another year of growth in sales and operating profit aided by significant acquisition activity.

Record spring rainfall in the eastern United States and weak commercial building conditions made for a challenging year. Despite this, sales and profits in concrete masonry moved modestly ahead due to focused sales efforts and good cost controls, particularly in the West and South. Clay brick

Results

€ million	% of Group	2003	2002	Change	Analysis of change: Exchange translation	2002 acquisitions	2003 acquisitions	Organic
Sales	29	**3,182**	3,289	**-107**	-527	191	194	35
Operating profit	26	**268**	292	**-24**	-46	9	23	-10
Average net assets*	20	**1,564**	1,590					
Operating profit margin		**8.4%**	8.9%					

* including goodwill

producer Glen-Gery, however, saw significant sales and profit declines in very competitive markets.

Belgard®, APG's professional hardscapes product line, achieved another year of sales and profit growth. Lawn and garden product sales through homecentres also moved ahead, despite the wet weather and shortened selling season. Decorative stone sales were strong, but profits were below expectation due to plant restructuring.

Acquisition and investment spend was a record €187 million, including several strategic entries into new markets. In January, APG acquired Northfield Block, with four plants in Chicago, providing a strong masonry presence in this large market. The addition in March of Bend Industries, with two modern plants in eastern Wisconsin, expanded our masonry position in the Midwest. Both Northfield and Bend added significant homecentre business.

In June, APG acquired Matt Stone Company, a leading producer of concrete lawn and garden products. Matt Stone, which sells primarily to homecentres, operates seven plants in Florida, Texas, Georgia, South Carolina and Kentucky. This is APG's initial entry into the large and growing Florida market, providing an excellent platform for growth.

The acquisition in July of Georgia Masonry Supply, with one block plant and three distribution centres in Georgia, added another geographic platform in concrete and clay masonry products. In October, APG added Supreme Concrete Block, a two-plant masonry bolt-on to existing operations in northern Virginia. The acquisition of Global Stone, also in October, expanded our position in decorative stone and bagged lime products with three sites in Georgia, Virginia and Pennsylvania.

During the year, two new paver plants were built in Kansas and North Carolina supporting growth in the Belgard® and homecentre businesses.

Precast

The Precast group is a leading manufacturer of precast, prestressed and polymer concrete products and concrete pipe in North America. The group operates from 67 locations in 23 states and eastern Canada.

Continued softness in the important non-residential market and depression in the telecommunications sector limited sales growth to only slightly above 2002 levels. With cost cutting measures and some consolidation of operations, we were able to maintain margins and profits. On a regional basis, the Mountain States and the Southeast improved while the West remained strong. These improvements offset volume shortfalls in the Northeast region.

On the development front, we built a new precast plant in Baltimore replacing two ageing facilities in Maryland. This plant, the largest precast facility in the group, will serve the Mid-Atlantic market with hollowcore flooring and wall panels. Together with updated operations in New York and Pennsylvania, we have a full range of precast building components to supply the Northeast and Mid-Atlantic markets.

While this group made no acquisitions in 2003, integration of late-2002 acquisitions, when combined with operating cost reductions implemented in 2003, resulted in better second-half performance. This momentum should carry into 2004 with stronger backlogs and reduced costs.

Glass

The Glass group manufactures architectural glass products for commercial and residential construction. With 42 locations in 20 states and four Canadian



Utility Vault's Fontana division produced over 1,800 marine piles, averaging over 100 feet in length, for the Phase II Container Facility at the Port of Los Angeles Terminal Island complex. When completed, this will be the largest single-tenant container facility in the United States.

provinces, the group is the leading supplier of custom fabricated architectural glass in North America.

Commercial construction markets remained weak in 2003 resulting in a very competitive environment. Despite sustained difficult trading conditions throughout the year, sales volumes held firm due to market share gains while operating margin and profit declined due to competitive circumstances.

Responding to a tough market environment, the Group has accelerated its efforts to develop innovative, differentiated products to enhance its market position. An expanded portfolio of branded, high-performance products includes: structural glass walls (Stackwall®); fire-rated glass (Pyroguard®); curved tempered glass (Bentemp®); blast-resistant glazings (Blast-Tec™); and hurricane-resistant glass (StormGlass®). Promotional and marketing initiatives are generating demand amongst specifiers and provide a solid platform for future growth.

The group completed two acquisitions in 2003. In March, Southwest Aluminum Systems was acquired, establishing an entry position in architectural aluminium glazing systems which are used to fasten glass into buildings. Located in Chandler, Arizona, Southwest has a market-leading regional presence for custom, architectural aluminium doors and engineered storefront extrusions.

In May, the Group completed the bolt-on acquisition of April Industries in Montréal, Québec which provides a stronger presence in eastern Canada. Its well-located operating facility also enables penetration of the New England states. Its solid customer base and new 130,000 square foot facility with state-of-the-art automated fabrication equipment offers a complete portfolio of custom architectural glass fabrication products and services.

Distribution

Oldcastle Distribution, a distributor of building materials to specialist contractor groups with 123 branches in 27 states, has a major presence in a number of densely populated metropolitan areas. It is the second largest roofing and siding distributor in the United States, and a major supplier of "interior" products – gypsum board, acoustical tile and grid – in the New York and Boston metropolitan areas and in Colorado. These products are principally supplied to the commercial/office refurbishment market, but also have residential applications.

The business environment was good in 2003 with a severe winter resulting in extensive repair work, and RMI demand funded by a buoyant mortgage refinancing market. Significant profit improvement was achieved and heritage branches made meaningful further progress through improved gross margins. A critical factor in the improved performance has been continued investment in personnel through extensive training and some external recruitment. Recently acquired businesses performed ahead of expectations.

South America

In an improving residential construction environment, our Argentine clay products operations achieved further growth in local currency terms through effective domestic marketing and a growing export business. Despite continued weakness in the commercial market, the Group's Argentine glass fabricator improved its results due to cost reductions and increased exports. Results in our Chilean glass operation declined despite continued cost reductions due to a very competitive construction environment.

Outlook 2004

Construction forecasts for 2004 reflect a modest improvement in commercial construction and a slight decline in residential. With management initiatives in place and our geographic and end-use balance, we expect 2004 to be a year of progress for the Division.

Activities

	Annualised production volumes	Market leadership positions
Precast concrete products *Canada, US*	2.1m tonnes	No.1 in US
Prepackaged concrete mixes *US*	1.8m tonnes	No.2 in US
Concrete masonry, patio products, pavers, rooftiles *Canada, US*	7.5m tonnes	No.1 masonry, paving and patio in US No.1 paving and patio in Canada
Clay bricks, pavers, tiles *Argentina, US*	1.4m tonnes	No.1 brick producer in northeast US No.1 rooftiles in Argentina No.3 wall and floor tiles in Argentina
Glass fabrication *Argentina, Canada, Chile, US*	12.5m square metres	No.1 architectural glass fabricator in US
Roofing, siding and related products *US*	123 branches	No.2 distributor

Product end-use


50%
40%
10%
Residential
Non-residential
Infrastructure


45%
New
RMI

The Products & Distribution Division in the Americas operates mainly in the United States with a growing presence in Canada. The Division comprises four product groups – Precast, Architectural Products, Glass and Distribution – each with leading local and national market positions. In South America, the Division is a major producer of clay products in Argentina and has glass tempering businesses in Argentina and Chile. The Division employs 16,500 people in over 400 locations.


British Columbia
Alberta
Ontario
Québec
Washington
Oregon
Idaho
Utah
California
Nevada
Arizona
Colorado
New Mexico
North Dakota
South Dakota
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Louisiana
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Alabama
Georgia
Florida
South Carolina
North Carolina
Virginia
West Virginia
Maryland
Delaware
New Jersey
Pennsylvania
New York
Vermont
New Hampshire
Maine
Massachusetts
Rhode Island
Connecticut

Development strategy

To consolidate and expand from existing strong positions ensuring balanced growth across products and regions, focusing on capturing size, IT and best practice benefits; building profitable, safe and environmentally responsible businesses with key strategic advantages.

Architectural Products

- Develop and grow strong regional masonry positions
- Grow and serve homecentre expansion with a broad array of garden and patio products and select concrete building materials
- Increased penetration of professional landscape market through the Belgard® product line and segmental retaining walls

Precast

- In-fill geographic coverage through acquisition or greenfield
- Pursue new product and new region opportunities

Glass

- Edge expansion through new products, services and regions
- Manage industry trends through cost control, organic growth and better customer service

South America

- Continued focus on cost control and market initiatives in a difficult economic cycle
- Explore export opportunities to augment domestic markets

Distribution

- Acquisition and greenfield strategy focused on core products in more densely populated areas
- Leveraging good management practices and IT infrastructure to improve margins


SOUTH
AMERICA
Chile
Argentina



Finance review

Results

During 2003, the Group offset a significant adverse translation impact to deliver growth in reported sales of 3%, and in pre-tax profits of 1%, with operating profits in line with last year. At constant 2003 average exchange rates, the increases would have been 15%, 12% and 12% respectively. The key components of 2003 performance are analysed in Table 1.

Exchange translation effects

A major feature of 2003 was the ongoing decline of the US Dollar which was on average some 16% weaker versus the euro than in 2002. Our other major operating currencies also weakened during 2003 with the Polish Zloty being on average some 12% weaker; Sterling 9% weaker; and the Swiss Franc 4% weaker. The combined impact of these changes resulted in a net negative translation impact at the profit before tax level of €86 million. The average and year-end exchange rates used in the preparation of the financial statements are included under accounting policies on page 59 of this Report.

Incremental impact of acquisitions

The incremental 2003 impact shown in Table 1 of acquisitions completed during 2002 principally reflects the full year inclusion of acquisitions by the Concrete Products group in Belgium and Germany (primarily the EHL group, the largest deal completed by CRH in 2002) and by both the Distribution group and the Materials Division in Switzerland. In the Americas, the Materials Division and the Architectural Products and Distribution groups benefited from the incremental impact of bolt-on acquisitions completed during 2002.

The impact of acquisitions completed during 2003 includes €212 million of turnover and €21 million of operating profit from the inclusion of the post-acquisition results of the Cementbouw businesses in the Netherlands (the transactions were completed on 3rd October 2003). We also benefited from a wide range of more traditional development activity in Europe. In the Americas, we enjoyed a strong initial contribution from the S.E. Johnson acquisition by the Materials Division in Ohio and Michigan, which was completed in May. The Architectural Products group had a particularly active development year and both the Distribution and Glass groups concluded a number of bolt-on transactions.

Ongoing operations

After a difficult first half, in which all four Divisions reported operating profit declines in ongoing operations, the second half saw substantial improvement. This resulted in a full year ongoing operating profit decline of €16 million, a significant improvement on the €66 million ongoing decline reported at the half-way stage. The most severe decline was experienced by the Americas Materials Division which finished the year with heritage volumes behind 2002 and suffered from the inevitable cost inefficiencies associated with a shortened construction season. Despite a strong advance in Distribution and a maintained Precast performance, ongoing operating profits in the Americas Products & Distribution Division also declined due to reductions in Glass and Architectural Products which were affected by very competitive markets. The Europe Materials Division reported similar underlying operating profits with a continuing good performance in Ireland and a strong second-half recovery in its Polish and Finnish operations. This performance was further enhanced by the absence of 2002's Polish rationalisation charge. Europe Products & Distribution reported a good underlying advance principally attributable to its clay, distribution and insulation activities.

Finance costs, taxation, earnings per share, dividend

The incremental costs of financing 2002 and 2003 acquisition activity were offset by the interest income generated on our strong free cash flow with a reduction in total finance costs to €118 million (2002 : €138 million) largely attributable to favourable exchange translation effects of €19 million. The reduction in the tax rate on profit before taxation to 25.2% (2002 : 26.5%) primarily reflects the lower proportion of comparatively higher taxed US profits.

Table 1 Key components of 2003 performance

€ million	Turnover	Operating profit	Goodwill amorti-sation	Profit on disposals	Trading profit	Finance costs	Profit before tax
Reported 2002	**10,794**	**1,048**	**(70)**	**16**	**994**	**(138)**	**856**
Exchange translation effects	(1,150)	(112)	7	–	(105)	19	(86)
2002 at average 2003 FX rates	**9,644**	**936**	**(63)**	**16**	**889**	**(119)**	**770**
Incremental impact in 2003							
- of 2002 acquisitions	489	30	(3)	–	27	(10)	17
- of 2003 acquisitions	826	89	(10)	–	79	(28)	51
- of rationalisation	–	6	–	–	6	–	6
Ongoing operations	121	(16)	–	(3)	(19)	39	20
Reported 2003	**11,080**	**1,045**	**(76)**	**13**	**982**	**(118)**	**864**
% Change							
- reported	+3%	–			-1%		+1%
- at constant 2003 FX rates	+15%	+12%			+10%		+12%

"In a challenging environment, the robust characteristics of the Group have once again been evident in the delivery of record earnings and dividend, a strong level of free cash flow and an active acquisition programme across all Divisions. The US$1 billion Global Bond Issue completed in September 2003 and the Group's comfortable interest and dividend cover together underpin CRH's ability to continue its ongoing development strategy."

MYLES LEE

Earnings per share before goodwill amortisation grew by 3%, with post-goodwill growth of 2%. Cash earnings per share was ahead by 2%. The total dividend for the year increased by 11% to 28.1c (2002 : 25.4c).

The strong growth in earnings and cash earnings per share and net dividend over a five and ten-year period are highlighted in Table 2.

Financial indicators

Some key financial indicators which, taken together, are a measure of performance and financial strength are set out in Table 3.

Lower interest rates resulted in further improvement in interest cover measures despite a record acquisition spend. The Group regards interest cover based measures as more meaningful indicators of financial capacity than the ratio of debt to shareholders' funds as they match the earnings and cash generated by a business to the underlying funding costs.

Although higher year-end debt levels resulted in an increase in the debt to shareholders' funds ratio compared with 2002, this remained at a very comfortable level. Despite the higher debt level, the debt to year-end market capitalisation ratio reduced slightly reflecting the significant improvement in share price during the course of the year.

The reduction in return on average capital employed over recent years reflects the challenging trading conditions experienced since 2000 together with the impact of the larger acquisitions of recent years which have slightly diluted overall returns.

The Group's return on average equity in 2002 and 2001 was affected by tougher trading conditions and by higher average equity levels post the March 2001 Rights Issue. The strong level of acquisition activity delivered in 2003 resulted in the increased use of the Group's debt capacity and, combined with a robust performance, resulted in an improvement in return on equity.

Cash generation

Despite spending a total of €2.0 billion on acquisitions, investments and capital projects, the strong cash generation characteristics of the Group, combined with a favourable translation adjustment, limited the increase in net debt to just €0.6 billion. Table 4 summarises CRH's cash flows for 2003 and 2002.

The €1.6 billion acquisitions and investments spend for 2003 reflects the completion of the Cementbouw and S.E. Johnson acquisitions combined with 39 bolt-on deals across the Group's operations. Approximately 65% of this total was spent in Europe with the remaining 35% invested in North America.

Although 2003 was a very active year for acquisitions, the reported depreciation and goodwill amortisation charges show little change on the 2002 levels largely due to exchange translation effects. If restated at average 2003 exchange rates, the 2002 depreciation and goodwill amortisation charges in Table 4 would amount to €406 million and €63 million respectively.

Taxation payments were lower than in 2002 reflecting timing and exchange translation effects.

Against a challenging market backdrop, the Group continued to maintain a tight rein on capital spending although some larger development projects were initiated as the year progressed. Capital expenditure of €402 million represented 3.7% of turnover (2002 : 3.5%) and amounted to 0.88 times depreciation (2002 : 0.81 times).

Working capital movements in 2002 were favoured by a run-down during that year of very high year-end 2001 US working capital levels following excellent fourth quarter weather conditions for the construction industry. A more normal seasonal demand pattern is evident in the €58 million outflow for 2003.

Proceeds from share issues principally reflect the take-up of shares in lieu of dividend under the Company's scrip dividend scheme augmented by issues under Group share option and share participation schemes.

Exchange rate movements between end-2002 and end-2003 reduced the euro amount of net foreign currency debt by €243 million principally due to the weaker US Dollar.

Table 2 Compound average growth rates

	5-year	10-year
Turnover	16%	19%
Earnings per share after goodwill	11%	18%
Cash earnings per share	15%	19%
Net dividend	12%	13%

Table 3 Key financial indicators

	2003	2002	2001
Interest cover excluding joint ventures and associates			
– EBITDA basis (times)	13.1	11.3	8.5
– EBIT basis (times)	8.4	7.3	5.6
Debt to shareholders' funds ratio (%)	48.1	35.7	39.7
Debt to year-end market capitalisation ratio (%)	26.9	27.8	18.3
Tax as a percentage of pre-tax profit (%)	25.2	26.5	27.0
Return on average capital employed (%)*	13.0	13.3	14.0
Return on average equity (%)*	12.5	12.2	12.8

EBITDA – earnings (profits) before interest, tax, depreciation and goodwill amortisation

EBIT – earnings (profits) before interest and tax (trading profit)

** These returns are calculated after charging goodwill amortisation.*

Table 4 Cash flow

€ million	2003	2002
Inflows		
Profit before tax	864	856
Depreciation	458	456
Goodwill amortisation	76	70
	1,398	1,382
Outflows		
Taxation	(103)	(162)
Dividends	(150)	(135)
Capital expenditure	(402)	(367)
Working capital	(58)	90
Other	(30)	(21)
	(743)	(595)
Operating cash flow	655	787
Acquisitions & investments	(1,615)	(992)
Disposals	78	104
Share issues	41	37
Translation adjustment	243	248
(Increase)/decrease in net debt	(598)	184

International Financial Reporting Standards

As part of the European Commission's plan to develop a single European capital market, the application of International Financial Reporting Standards (IFRS) will become mandatory for the consolidated financial statements of all listed European Union companies with effect from the beginning of 2005. This will require the production of IFRS-compliant financial statements by the Group for the financial year ended 31st December 2005 together with comparative figures for the prior year. The Group is well advanced in preparing for the move to report under IFRS in line with this timetable.

Pensions

Details of the disclosures required by Financial Reporting Standard 17 – Retirement Benefits (FRS 17) are set out in note 31 to the financial statements. Full implementation of FRS 17 has been deferred pending the advent of IFRS; meanwhile, the Group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 (SSAP 24).

Share price

In a more positive year for equity markets generally, the Company's Ordinary Shares traded in the range €11.00 to €17.37. The year-end share price was €16.28 (2002 : €11.75). Shareholders recorded a gross return of +41% (dividends and capital appreciation) during 2003 following a negative return of -39% in 2002 and a positive return of +11% in 2001.

CRH is one of six building materials companies included in the FTSE Eurotop 300, a market capitalisation weighted index of Europe's largest 300 companies. At year-end 2003, CRH's market capitalisation of €8.6 billion (2002 : €6.2 billion) placed it among the top four building materials companies worldwide.

Financial risk management

The Group uses financial instruments throughout its businesses: *borrowings, cash and liquid investments* are used to finance the Group's operations; *trade debtors and creditors* arise directly from operations; and *derivatives*, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings.

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage financial market risks. The major financial market risks borne by the Group arise as a result of foreign exchange and interest rate movements. The Group accepts currency and interest rate exposures as part of the overall risks of operating in different economies and seeks to manage these in accordance with the policies set out below. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

Interest rate and debt/liquidity management

The Group's policy is to fix interest rates on a proportion of the Group's medium to long-term net debt exposure in individual currencies. In recent years, the Group's target has been to fix interest rates on approximately 50% of Group year-end net debt. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses interest rate swaps to vary this mix and to manage the Group's interest rate exposure. At the end of 2003, 48% of the Group's net debt was at interest rates which were fixed for an average period of 5.2 years. US Dollars accounted for approximately 45% of net debt at the end of 2003 and 47% of the Dollar component of net debt was at fixed rates.

In September 2003, the Group completed a US$1 billion Global Bond Issue, which substantially extended the maturity profile of the Group's net debt. The issue raised US$700 million of 10-year money and US$300 million due for repayment in 30 years. This Bond Issue, which is rated BBB+/Baa1/A-, was significantly over-subscribed and followed the successful US$1 billion 10-year Global Bond Issue which was completed in March 2002.

The Group finished the year in a very strong financial position with 97% of the Group's gross debt drawn under committed term facilities, 88% of which mature after more than one year. In addition, at year-end, the Group held €638 million of undrawn committed facilities, which had an average maturity of 2 years.

Based on the level and composition of year-end 2003 net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future profit before tax of €12.1 million per annum (2002 : €8.3 million).

Currency management

CRH's activities are conducted principally in the local currency of the country of operation resulting in low levels of foreign exchange transaction risk. The primary foreign exchange risk is translation-related arising from the fluctuating euro value of the Group's net investment in currencies other than the euro. The Group's policy is to spread its net worth across the currencies of its different operations so as to limit its exposure to any individual currency. This is consistent with the Group's desire to have a balance and spread of commercial operations. CRH believes that this is an appropriate policy for an international Group with international shareholders. In order to achieve this, the Group manages its borrowings, where practicable and cost effective, to hedge its foreign currency assets. Hedging is done using currency borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The bulk of the Group's net worth is denominated in the world's two largest currencies – the US Dollar and the euro – which accounted for 50% and 36% respectively of the Group's net worth at end-2003.

The strengthening of the euro during 2003 resulted in a negative €523 million currency translation effect on foreign currency net worth mainly arising on US Dollar net assets. This negative effect is stated net of a €243 million favourable translation impact on net foreign currency debt.

A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group's year-end 2003 net worth by an estimated €277 million and year-end 2003 net debt by €144 million.

Credit risk associated with financial instruments

The Group holds significant cash balances which are invested on a short-term basis. These deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. At year-end 2003, 96% of the Group's cash and liquid investments had a maturity of six months or less. The possibility of material loss in the event of non-performance by a counterparty is considered unlikely by management.

Note 20 to the financial statements provides a detailed breakdown of debt, cash and capital employed by currency together with additional treasury-related information.

Insurance

Group headquarters advises management on different aspects of risk and monitors overall safety and loss prevention performance; operational management is responsible for the day-to-day management of business risks. Insurance cover is held for all significant insurable risks and against major catastrophe. For any such events, the Group generally bears an initial cost before external cover begins.

Legal proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. The final outcome of all the legal proceedings to which Group companies are party cannot be accurately forecast. However, having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group's financial condition, results of operations or liquidity.

Summary

In a challenging environment, the robust characteristics of the Group have once again been evident in the delivery of record earnings and dividend, a strong level of free cash flow and an active acquisition programme across all Divisions. The US$1 billion Global Bond Issue completed in September 2003 and the Group's comfortable interest and dividend cover together underpin CRH's ability to continue its ongoing development strategy.

Environmental review

The CRH environmental policy

The Group environmental policy requires all our location managers to:

- comply with all applicable environmental legislation
- continuously improve environmental stewardship towards best industry practice
- optimise the use of energy and material resources
- proactively address the challenges of climate change
- be good neighbours in every community in which they operate

Implementing the CRH environmental policy

Implementation of the Group environmental policy is a key daily priority of line management in all our activities; this line management responsibility continues right up to Divisional Director at CRH Board level. Achieving our environmental policy objectives every day at every one of our 1,950 locations is an extremely challenging task, but is our objective.

An internal network of Environmental Liaison Officers (ELOs) in the operating companies provides additional environmental support to line management, recognising increasingly complex legislative demands and rising stakeholder expectations. At the end of each year, these ELOs assist the Group Technical Advisor in carrying out a detailed environmental performance review throughout the Group and the results are reported to the CRH Board.

Continuously improving environmental stewardship

The 2003 review confirmed the required high degree of compliance and good environmental performance right across the Group. A number of non-compliances were noted, mainly administrative in nature, some of which resulted in fines, citations or neighbour complaints; all these have been or are being vigorously resolved to the full satisfaction of the respective stakeholders. The resolution of the previously reported unauthorised dumping at our Blessington location near Dublin, by a third party, is moving through the regulatory process towards remediation.

As always, the 2003 acquisitions were subject to detailed environmental due diligence, and were integrated into the ELO review structure and environmental best practice exchanges; in the case of Cementbouw, this integration process is ongoing. Additionally, 290 of our Group locations have now opted for ISO14001 independent certification of their environmental management systems.

Moving towards best industry practice

During 2003, we continued with a significant €33 million further investment in a wide range of environmental improvements across all our activities and countries of operation. The many plant upgrades typically included process optimisation, increased recycling, energy reduction, reduction in air and dust emissions, reduction of water usage and discharges, reduction of noise and waste, and improvements in ergonomics and safety. This sustained investment programme continually moves us towards best industry practice in all those areas.

As examples, CRH companies now recycle over six million tonnes of demolition materials and over five million tonnes of used road surfaces each year, representing some 3% and 13% of our aggregates and asphalt production respectively, with clear economic and environmental benefits. Over 430 of our locations now recycle water, enabling conservation of valuable water resources. We restored or landscaped another 450 hectares (1,100 acres) of worked-out quarries and pits, planted another 225,000 trees, and continued to support designated biodiversity areas.

Below left:- Environmental application of concrete: Roadstone supplied over 100,000 cubic metres of readymixed concrete to this major wastewater treatment plant in Ringsend, Dublin.

Below:- Insulation: Unidek, based in the Netherlands, produces ready-to-install roofing systems, providing high-performance thermal insulation as well as high-quality installation.





"In September 2003, CRH had the distinction of being elected Sector Leader of the Dow Jones World and STOXX Sustainability Indexes, which reflects our ongoing dedication to "Triple Bottom Line" excellence throughout CRH; that is, simultaneous outstanding achievement in financial, social and environmental performances. Our aim is to excel in all three areas."

LIAM O'MAHONY

Addressing climate change

In Europe, at the time of writing, we await the outcome of the National Allocation Plans being prepared by the Member States under the Emissions Trading Directive. This will present new challenges to our cement, lime and clay brick activities, and we will respond proactively; the precise action plans will depend on the allocations and rules in each of our countries of operation.

In December 2003, CRH joined the Cement Sustainability Initiative (CSI) as a Participating Member, committing to more detailed environmental monitoring and reporting on its cement activities in accordance with the CSI Charter guidelines, when these are finally established. The CSI is a voluntary initiative to promote greater sustainability in the cement industry by 14 of the world's major producers in co-operation with the World Business Council for Sustainable Development and independent stakeholders.

The overall CRH Group CO_2 (Carbon Dioxide) emissions per tonne of cement have been reduced steadily since 1990, and are projected to decrease further by 2010. For example, in our Jura cement plants in Switzerland, where an industry Climate Change Agreement has already been achieved, over 45% of the kiln energy is now derived from use of a variety of alternate fuels.

Being a good neighbour

Good neighbour relationships continue to be a daily priority. Our businesses are essentially local, and we therefore rely on the goodwill and trust of our neighbours. In 2003, we maintained our progressive communications policy with over 120 plant open days for neighbours, students and interested stakeholders, particularly at our larger materials locations in both Europe and the United States. These open days, together with ongoing support for many well-focused local community initiatives, continue to underline our commitment to being a good neighbour.

Environmental awards and recognitions

The most significant achievement was being elected Sector Leader in the Dow Jones World and STOXX Sustainability Indexes in September 2003. This followed an in-depth evaluation by Sustainability Asset Management (SAM) of Zurich, Switzerland (see page 34).

Additionally, many other high-ranking environmental accolades were achieved in 2003:

- In Ireland, Roadstone Provinces featured strongly in the Irish Concrete Federation's "Green Aggregate" Awards, by winning 4-Star awards for the Castlebar and Bennetsbridge quarries, and 3-Star awards for the Barley Hill, Duleek and Kilcreest locations for excellence in environmental management.
- In Northern Ireland, R.J. Maxwell & Son won three awards from the Quarry Products Association for water, waste and dust management at its Carrickmore and North Down quarries. Ready Use Concrete received three similar awards for environmental excellence at its Dunmurry and Ballynahinch plants. Both of these companies, as well as Scotts and Farrans Construction, were again rated in the upper quintiles of the Arena Network Environmental Surveys.
- In Britain, in the Quality in Construction Awards, Forticrete was outright winner of the Achievement through Innovation award. Ibstock Brick sponsored the Marie Curie Field of Hope at its Leicester site.
- In Finland, Lohja Rudus was recognised for preservation of biodiversity at the Lahti

Below left:- Recycling – The Tilcon plant in Prospect Park, New Jersey, recycles both construction and demolition materials as well as recycled asphalt pavement materials.

Below:- Restoration – Glen-Gery's Hanley plant in Clarion County, Pennsylvania, recently completed the restoration of this former clay quarry to agricultural use. The reclamation efforts have enhanced biodiversity by successfully allowing indigenous plant and wildlife to repopulate the area.





quarry and for archaeological protection at Tuhkamaa. In addition, its asphalt business was recognised by the Finnish Asphalt Association for excellence in environmental management.

- In Switzerland, IFF AG and Rudolf Gysi AG, regional companies of Jura Aggregates and Concrete won four prestigious awards for nature conservation from the Foundation for Nature and Industry.
- In the United States, the Materials Division won a record total of 108 high-ranking awards from the National Stone, Sand & Gravel Association (NSSGA) and the National Asphalt Pavement Association (NAPA). The 14 NSSGA Awards were won by Tilcon Connecticut, the New York State group, Tilcon New York, the Mid-Atlantic group, the Northwest group and the Iowa group. The 94 NAPA Diamond Achievement Awards were won by Pike Industries, Tilcon Connecticut, the New York State group, Tilcon New York, Michigan Paving & Materials, the Northwest group, the Mountain group, the Southwest group and the Iowa group. Additionally, Tilcon Connecticut won an award from the National Readymixed Concrete Association (NRMCA), as well as an American Road Transportation Builders Association (ARTBA) Globe Award for its Wauregan quarry. The Mid-Atlantic group also won an ARTBA Globe Award for innovative recycling of by-product shingles into asphalt mixes.
- Also in the United States, the Products & Distribution Division received several recognitions. Glen-Gery was commended by the Susquehanna River Basin Commission for water conservation at its York plant. The Precast, Architectural Products, Glass and Distribution groups received good recognition in a variety of community events.
- In Argentina, Cerro Negro achieved the extension of the *"Certificado de Aptidud Ambiental"*, recognising superior environmental performance, to its clay quarries. It was also recognized by the Olavarría Municipality as a superior employer in the region.

CRH is elected Sector Leader in the Dow Jones Sustainability Indexes

Member of Dow Jones Sustainability Indexes 04

In September, CRH had the distinction of being elected Sector Leader of the Dow Jones World and STOXX Sustainability Indexes. This followed a thorough independent assessment of CRH's sustainability performance by Sustainability Asset Management (SAM), based in Zurich, Switzerland. SAM is one of the world's leading agencies which specialise in rating the sustainability performance of companies. Their assessment of CRH was:

"CRH has successfully integrated its sustainability strategy into its business operations through the 'CRH Way'. Its sustainability performance is the best in the industry.

There is a clear code of conduct for the Board and all its managers. As greenhouse gas emissions are a prime concern for the industry, CRH has achieved steady reductions through plant optimisations and use of alternate raw materials and fuels. The company contributes to waste elimination through recycling secondary materials such as fly-ash and slag into processes and products.

Environmental stewardship is devolved to operating company level and monitored for non-compliance, with responsibility leading to the Board. Acquisitions are subject to environmental due diligence and are integrated into management systems.

In the social dimension, occupational health and safety is measured, reported and improved through continuous monitoring and sharing of best practice."

More details can be viewed on www.sustainability-indexes.com

Human resources review

CRH's focus on performance and growth is fundamental to delivering value to all our stakeholders. Our human resources strategies and policies underpin the commitment of our people to the business, its customers, fellow employees, shareholders, suppliers and to the communities in which we operate. They provide the framework and environment for personal development and career progression based on achieving results for the business.

Principles and policies

We are committed to managing our business in a fair and equitable manner and are acutely aware of our responsibilities as an employer. We strongly believe in the principle of equal opportunity; we value diversity and insist that merit is the only basis for recruitment and selection decisions. Our employment policies demand respect for human rights and, at a minimum, full compliance with the law, ensuring that we provide a work environment free of discrimination wherever we do business.

Structured for performance and growth

CRH's federal structure allows our business leaders to exercise considerable autonomy at local level supported by the Group organisation in areas such as information technology, human resources, product and process technology, finance and strategic development. Through this structure, we capitalise on the superior local knowledge and market awareness of our business unit managers and provide specialist input from the centre as required to promote the sharing of best practice. Our management practices, remuneration policies and operating philosophies are designed to foster commitment and enthusiasm in the achievement of business targets by the operating companies.

Leadership development and training

We recognise that a key factor in the success of CRH is the quality of its business leaders. We commit significant resources to training and developing high-potential employees throughout the organisation to meet the leadership challenges of performance and growth. Each business unit has the responsibility to meet the "performance now" challenge and to build competence for the future. Programmes run by the businesses include operational excellence, health and safety, customer service and management development. These programmes are often run in collaboration with related businesses in a region or product group and focus not only on meeting the unit's current needs but also on developing a talent pool for the future.

All of our Divisions run Leadership Development programmes in conjunction with Group Human Resources. These combine inputs from faculty members of leading international business schools with contributions from senior CRH management. These programmes, along with succession planning tools, on-the-job development, coaching and mentoring are key to ensuring a plentiful availability of leadership talent to meet the objectives of the Strategic Plan.

The Leadership Development focus continues at Group level where selected senior managers from around the world are brought together to focus on corporate and business strategy, organisational culture and operating principles. These programmes also draw on high calibre international contributors and include substantial inputs from the Group Chief Executive and his senior colleagues. They are particularly valuable in ensuring that the CRH philosophy and approach to business is developed, understood and applied throughout the organisation.

The scope of such activities has increased significantly in recent years and is complemented by the long-established management seminar which brings about 100 senior people to Ireland every March to review the Strategic Plan and debate other relevant issues. A range of activities centred around the Annual General Meeting each May focuses on the integration of new businesses and the Business Development Forum, initiated three years ago, has become an annual event to sharpen skills which we consider central to the future of CRH.

Communication

Communication is a key element in achieving the type of commitment necessary to succeed in the competitive environment of our industry. Our Divisions, regions and product groups have strong traditions of open and regular communication within their businesses.

Many of our subsidiaries and product groups publish regular newsletters, keeping employees abreast of the plans, successes and challenges facing the business and details of recent changes affecting them.

The CRH newsletter "Contact" is produced annually in seven languages from material submitted by people throughout the organisation. "Contact" covers a wide range of subjects with articles relating to each of the four Divisions and to issues relevant to the Group as a whole. 60,000 copies of the 2003 edition were printed and circulated.

The CRH intranet is a particularly useful communication tool for sharing best practice, supporting leadership development activities, and its use is continuing to grow; it is a powerful tool with considerable potential for further exploitation across the Group.

The employee voice within CRH is heard directly through a variety of representative structures depending on the business or country concerned. Mechanisms exist throughout the Group for informing and consulting employees on matters impacting on them and the businesses in which they work.

In the European Union, the CRH Euroforum provides an opportunity for employee representatives to discuss a wide range of business issues with company representatives. The expansion of the European Union by a further 10 members in 2004 will be reflected in the Euroforum in future.

CRH and the community

CRH companies form an integral part of the communities in which they operate. We are committed to ensuring that the needs, views and interests of the local community are taken into consideration and we are sensitive to the impact our operations may have on our neighbours, particularly those in the immediate vicinity of our businesses.

We have a well-established practice of supporting community initiatives in education, environmental protection, job creation and a wide range of other areas and are a committed corporate neighbour.

Health and safety

The provision of a safe working environment is an essential requirement wherever we operate. We recognise that there are risks inherent in our business and provide extensive safety training to increase awareness, ensure safe behaviour and minimise risks.

We emphasise that responsibility for safety lies with each and every person at all of our locations. Where accidents occur they are thoroughly investigated and corrective action applied to avoid a recurrence. Lessons learned are shared throughout the Group. The safety performance of every business is carefully monitored and benchmarked and safety best practice groups are actively supported by a network of specialists and technical experts.

Our commitment to achieve and maintain the safest possible working methods throughout the Group is emphasised by the CRH Board and senior management, who regularly review safety performance to ensure follow-up on corrective action and improvement initiatives.

In addition to internal benchmarking, we have played a leading role in industry-wide initiatives in this area including the Task Force on Employee Health and Safety established as part of the Cement Sustainability Initiative.

Business ethics

The core values of CRH are reflected in our adherence to the strong, straightforward ethical principles contained in our code of conduct for employees, the open and forthright approach of our business leaders and our fundamentally prudent and measured approach to business risk. We balance entrepreneurial drive with

Participants at Oldcastle Products & Distribution Leadership Development Programme I, in December 2003.



The 2003 Euroforum was held in Paris in May.



principled operating practices and strict financial control to achieve performance and growth levels expected of us by the most demanding stakeholders.

Health and safety awards and recognitions

Many high-ranking health and safety accolades were achieved by CRH companies in 2003:

- In Ireland, Roadstone Dublin won Irish Concrete Federation (ICF) Safety Awards for achievements at its plants at Ringsend, Allen and Kilglass. Roadstone Provinces also won ICF Safety Awards for its Bunratty, Barley Hill, Castlebar and Slane locations, Bunratty additionally being the national overall winner, recognised for outstanding health and safety management. John A. Wood also won an ICF Safety Award for its Garryhesta location.
- In Northern Ireland, R.J. Maxwell & Son won the Institute of Quarrying's Kane Perpetual Cup for health and safety performance in the Large Quarry category, and was highly commended in the UK Quarry Products Association (QPA). Scott won QPA awards for the Toome and Ballymena tile plants, and received a Silver Award from the UK Federation of Roofing Contractors. Ready Use Concrete won QPA awards for excellence at its Dunmurry, Strabane and Carryduff depots. Farrans Construction was the health and safety winner in the Construction Employers' Federation Building Awards. R.J. Maxwell & Son and Farrans Construction also hold the Investor in People Standard.
- In Britain, Ibstock Brick won five top-ranking individual and location awards under the "Ceramic Industry Health & Safety Pledge" for outstanding initiatives at its Chesterton, Swanage, Tannochside and West Hoathly plants.
- In Switzerland, Jura Cement won a "Six-Star" Award for six two-year accident-free periods from Cemsuisse, the industry association; Jura is the only company ever to have achieved this outstanding "Six-Star" distinction.
- In the United States, the Materials Division won a large number of prestigious national awards from the National Stone, Sand & Gravel Association (NSSGA), the National Asphalt Pavement Association (NAPA) and Mining Safety and Health Authority (MSHA). The winners included Pike Industries, Tilcon Connecticut, the New York State group, Tilcon New York, the Mid-Atlantic group, the Mountain group and the Northwest, Southwest and Southeast groups.
- Also in the United States, the Products & Distribution Division received several recognitions. In the Precast group, the Manchester NY plant was the first concrete plant in the United States to earn recognition in the Occupational Safety & Health Administration's Voluntary Protection Program. In the Architectural Products group, several plants won Liberty Mutual Safety Gold Awards and Commendations for excellence in fleet operation. Glen-Gery received a J.A. Holmes award for Outstanding Performance in the Safety of Company Vehicles. Big River Industries won awards from Liberty Mutual and the Expanded Shale, Slate and Clay Institute for zero accidents at both its Livlite and Gravelite plants. The Glass group received several prestigious awards from Liberty Mutual for fleet safety.
- In Chile, Dell Orto was recognised as achieving Excellence in Safety in the national Mutual de Seguridad "Empresa Competitiva" rankings.

Community day at Callanan's Ravena Plant in June 2003.



Safety training on the procedures for working in confined spaces at Jura Cement's, Wildegg facility.



Board of Directors

Back row, left to right:

M. Lee BE, FCA
Finance Director

Myles Lee joined CRH in 1982. Prior to this he worked in a professional accountancy practice and in the oil industry. He was appointed General Manager Finance in 1988 and became Finance Director in November 2003. (Aged 50).

D.W. Doyle
Managing Director,
CRH Europe Materials

Declan Doyle joined CRH in 1968 and has held a number of senior management positions within the Group's European materials businesses, including Managing Director of Irish Cement Limited and Roadstone-Wood and Regional Director with responsibility for Poland and Ukraine. He was appointed Managing Director CRH Europe Materials in January 2003 and became a CRH Board Director in January 2004. (Aged 57).

T.W. Hill BA, MBA
Chief Executive Officer,
Oldcastle Materials

Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. A US citizen, he is responsible for the Group's US aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from 1st January 2002. (Aged 47).

H.E. Kilroy*

Howard Kilroy became a non-executive Director in 1995. He is a former Governor of the Court of Bank of Ireland and a former director of Jefferson Smurfit Group plc. (Aged 67).

W.P. Roef*

Wil Roef became a non-executive Director in 1995. A Dutch national, he is a former Chief Executive Officer of Desseaux nv and a former member of the management board of DLW ag in Germany. He has served on the Supervisory Board of CRH Nederland bv since 1990. (Aged 66).

J.L. Wittstock BBA, CPA, MBA
Chief Executive Officer,
Oldcastle Products & Distribution

John Wittstock joined CRH in 1990 with the acquisition of HGP Industries. Prior to joining HGP, he worked in the brewing and food industries. He became Chief Executive Officer of Oldcastle Products & Distribution in January 2000. A US citizen, he is responsible for the Group's precast, architectural products, glass and distribution operations in the Americas. He was appointed a CRH Board Director with effect from 1st January 2002. (Aged 54).

B.G. Hill BE, CEng, FIMechE, MEngSc, MBA
Managing Director,
CRH Europe Products & Distribution

Brian Hill joined CRH in 1971 and has worked in senior management positions in Ireland, the UK and Mainland Europe. He became a CRH Board Director in 1990 and was appointed to his current position in 1998. Based in the Netherlands, he is responsible for managing and developing the Group's products and distribution businesses throughout Europe. (Aged 59).

Front row, left to right:

A. O'Brien* FCMA, FCIS

Tony O'Brien became a non-executive Director in 1992. He is Chairman of C&C Group plc. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation. (Aged 67).

D.M. Kennedy* MSc

David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Jurys Doyle Hotel Group plc, Bon Secours Health System Limited, The Manchester Airport Group plc and Chairman of Drury Communications Ltd and Bank of Ireland Life p.l.c. He was formerly Chief Executive of Aer Lingus plc. (Aged 65).



W.I. O'Mahony BE, BL, MBA, FIEI
Chief Executive

Liam O'Mahony joined CRH in 1971. He has held senior management positions including Chief Operating Officer of US operations and Managing Director, Republic of Ireland and UK Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and became Group Chief Executive in January 2000. He is a member of The Irish Management Institute Council and of the Harvard Business School European Advisory Board. (Aged 57).

P.J. Molloy*
Chairman

Pat Molloy became Chairman of CRH in 2000 having been a non-executive Director since 1997. He is Chairman of the Blackrock Clinic and Enterprise Ireland and a director of Waterford Wedgwood plc. He retired as Group Chief Executive of Bank of Ireland in January 1998. (Aged 65).

D. Godson* BE, MIE, FIEI

Don Godson joined CRH in 1968. He was appointed to the CRH Board in 1980 and became Group Chief Executive in 1994, a position he held until the end of 1999. He is Chairman of Project Management Limited and is also a director of Allied Irish Banks plc and the Graduate School of Business, University College Dublin. (Aged 64).

K. McGowan*

Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland and Irish Life & Permanent plc and Chairman of the governing authority of University College Dublin. (Aged 60).

J.M. de Jong*

Jan Maarten de Jong, a Dutch national, became a non-executive Director in January 2004. He is Chairman of the Supervisory Board of Heineken N.V. He is a former member of the Managing Board of ABN Amro Bank N.V. and continues to be a Special Advisor to the Board of that company. He also holds a number of other directorships of European companies including Cementbouw bv, in which CRH acquired 45% of the equity as part of the Cementbouw transaction in 2003. (Aged 58).



T.V. Neill* MA, MSc

Terry Neill became a non-executive Director in January 2004. He was, until August 2001, Senior Partner in Accenture and had been Chairman of Accenture/Andersen Consulting's global Board. He is Chairman of Meridea Financial Software Oy and AMT-Sybex Group Limited. He is a member of the Governing Body of the London Business School and is Chairman of Camerata Ireland. (Aged 58).



*Non-executive



Board Committees

Acquisitions

P.J. Molloy, *Chairman*
D. Godson
D.M. Kennedy
M. Lee
K. McGowan
W.I. O'Mahony

Audit

K. McGowan, *Chairman*
J.M. de Jong
D.M. Kennedy
H.E. Kilroy

Finance

P.J. Molloy, *Chairman*
M. Lee
A. O'Brien
W.I. O'Mahony

Nomination

P.J. Molloy, *Chairman*
H.E. Kilroy
T.V. Neill
A. O'Brien
W.I. O'Mahony
W.P. Roef

Remuneration

A. O'Brien, *Chairman*
H.E. Kilroy
T.V. Neill
W.P. Roef

Senior Independent Director

A. O'Brien

Corporate governance

This Statement sets out the key governance principles and practices of CRH.

CRH has primary listings on the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the US.

In recent years there has been considerable debate, both in Europe and the US, on appropriate levels of corporate governance. As a result, new governance requirements have been introduced in a number of jurisdictions. A revised Combined Code on Corporate Governance, applicable for reporting years beginning on or after 1st November 2003, has been appended to the Listing Rules of the Irish and London Stock Exchanges, to replace the Combined Code that has been in place since 1998.

The Directors are committed to maintaining the highest standards of corporate governance. Board practices and procedures are being revised, where necessary, to comply with the requirements of the new Code, and with the rules issued by the US Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002. Meanwhile, the Directors confirm that the Company has complied throughout the accounting period with all of the provisions set out in section 1 of the 1998 Combined Code.

Board of Directors

Role

The Board is responsible for the leadership and control of the Company. There is a formal schedule of matters reserved to the Board for consideration and decision. This includes approval of strategic plans for the Group, Board appointments, approval of financial statements, the annual budget, major acquisitions and significant capital expenditure and review of the Group's system of internal controls.

The Board has delegated responsibility for the management of the Group, through the Chief Executive, to executive management. The roles of Chairman and Chief Executive are not combined and there is a clear division of responsibilities between them, which is set out in writing and has been approved by the Board. The Chief Executive is accountable to the Board for all authority delegated to executive management.

The Board has also delegated some of its responsibilities to Committees of the Board.

Individual Directors may seek independent professional advice, at the expense of the Company, in the furtherance of their duties as a Director.

The Group has a policy in place which indemnifies the Directors in respect of legal action taken against them.

Membership

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are six executive and nine non-executive Directors. One non-executive Director is a former executive of the Company. Biographical details are set out on pages 38 and 39. The Board considers that, between them, the Directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company. All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards.

Chairman

Mr. Pat Molloy has been Chairman of the Group since May 2000. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management's plans for the Group; and that Directors receive accurate, timely, clear and relevant information.

Senior Independent Director

The Board has appointed Mr. Tony O'Brien as the Senior Independent Director. Mr. O'Brien is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Finance Director.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment

The standard terms of the letter of appointment of non-executive Directors is available, on request, from the Company Secretary.

Induction and development

New Directors are provided with extensive briefing materials on the Group and its operations. Directors meet with key executives and, in the course of twice-yearly visits by the Board to overseas locations, see the businesses at first hand and meet with local management teams.

Remuneration

Details of remuneration paid to the Directors (executive and non-executive) are set out in the Report on Directors' remuneration on pages 45 to 49.

Share ownership and dealing

Details of the shares held by Directors are set out on page 49.

CRH has a policy on dealings in securities that applies to Directors and senior management. Under the policy, Directors are required to obtain clearance from the Chairman and Chief Executive before dealing in CRH shares. Directors and senior management are prohibited from dealing in CRH shares during designated prohibited periods and at any time at which the individual is in possession of price-sensitive information. The policy adopts the terms of the Model Code, as set out in the Listing Rules published by the UK Listing Authority and the Irish Stock Exchange.

Performance appraisal

The Senior Independent Director conducts an annual review of corporate governance, the operation and performance of the Board and its Committees and the performance of the Chairman. This is achieved through discussion with each Director and the Company Secretary.

Directors' retirement and re-election

At least one-third of the members of the Board retire at each Annual General Meeting and Directors must submit themselves to shareholders for re-election every three years. Directors appointed by the Board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

Board succession planning

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group.

The Board engages the services of independent consultants to undertake a search for suitable candidates to serve as non-executive Directors.

Meetings

There were eight full meetings of the Board during 2003. Details of Directors' attendance at those meetings are set out in the table on page 42. The Chairman sets the agenda for each meeting, in consultation with the Chief Executive and Company Secretary. Two visits are made each year by the Board to Group operations; one in Europe and one in North America. Each visit lasts between three and five days and incorporates a scheduled Board meeting. In 2003, these visits were to Switzerland and to Utah/California. Additional meetings, to consider specific matters, are held when and if required.

Copies of Board papers are circulated to Directors in advance of meetings. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered.

Committees

The Board has established five permanent committees to assist in the execution of its responsibilities. These are the Acquisitions Committee, the Audit Committee, the Finance Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference, under which authority is delegated to them by the Board. The terms of reference are available on the Group's website, www.crh.com. Minutes of all Committee meetings are circulated to all members of the Board.

The current membership of each Committee is set out on page 39. Attendance at meetings held in 2003 is set out in the table on page 42.

The role of the *Acquisitions Committee* is to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The *Audit Committee*, which comprises only non-executive Directors, meets a minimum of five times per year. In 2003, the Committee met ten times.

The Committee's responsibilities include:

- monitoring the integrity of the financial statements of the Group, including the annual and interim reports, preliminary results announcements and trading statements
- making recommendations to the Board in relation to the appointment and removal of the Group's external auditors
- evaluating the performance of the external auditors, including their independence and objectivity
- reviewing the annual external audit plan
- ensuring compliance with the Group's policy on non-audit services
- monitoring and reviewing the effectiveness of the Group's internal audit function.

The Board has determined that Mr. Howard Kilroy is the Audit Committee financial expert.

The Committee has adopted a pre-approval policy in respect of audit and non-audit services to be provided by the external auditors.

The Finance Director and Internal Audit Director normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The *Finance Committee* advises the Board on the financial requirements of the Group and on appropriate funding arrangements.

The *Nomination Committee* assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Group by:

- assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented
- establishing processes for the identification of suitable candidates for appointment to the Board
- overseeing succession planning for the Board and senior management.

The Committee uses the services of independent consultants to facilitate the search for candidates for appointment as non-executive Directors.

The *Remuneration Committee,* which consists solely of non-executive Directors:

- determines the Group's policy on executive remuneration
- determines the remuneration of the executive Directors
- monitors the level and structure of remuneration for senior management
- reviews and approves the design of all share incentive plans.

The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman's remuneration is decided in the absence of the Chairman.

The Committee oversees the preparation of the *Report on Directors' remuneration.*

Corporate social responsibility

CRH is committed to sustainable development. Environmental, health, safety and community issues are key priorities of management. In September 2003, CRH was elected Sector Leader of the Dow Jones World and Stoxx Sustainability Indexes. An overview of the Group's ongoing achievements in the areas of environment and human resources is given on pages 32 to 37.

Code of business conduct

The CRH Code of business conduct is applicable to all Group employees and is supplemented by local codes throughout the Group's operations. The Code is available on the Group's website, www.crh.com.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. Trading statements are issued in January and July. Major acquisitions are notified to the Stock Exchanges in accordance with the requirements of the Listing Rules. In addition, development updates, giving details of other acquisitions completed and major capital expenditure projects, are issued in January and July each year.

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Form 20-F, which is filed annually with the US Securities and Exchange Commission, and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

The Company's Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. Notice of the Annual General Meeting is sent to shareholders at least 20 working days before the meeting. At the meeting, after each resolution has been dealt with, details are given of the level of proxy votes lodged and the balance for and against that resolution.

In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

Internal control

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (*Internal Control: Guidance for Directors on the Combined Code*, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group's internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Attendance at Board and Board Committee meetings during the year ended 31st December 2003

	Board		Acquisitions		Audit		Finance		Nomination		Remuneration	
	A	B	A	B	A	B	A	B	A	B	A	B
B. T. Alexander*	2	1							1	0	2	1
D. Dey*	2	2	2	1	3	2						
D. Godson	8	8	6	5	10	10						
B. G. Hill	8	8										
T. W. Hill	8	8										
D. M. Kennedy	8	7	6	4	10	9						
H. E. Kilroy	8	7			10	6			4	4	5	5
M. Lee**	1	1										
K. McGowan	8	8	6	5	10	10						
P. J. Molloy	8	8	6	6			3	3	4	4	5	5
A. O'Brien	8	8					3	3	4	4	5	5
W. I. O'Mahony	8	8	6	6			3	3	4	4		
W. P. Roef	8	8							4	4	5	5
H. P. Sheridan ***	7	7	5	4			3	2				
J. L. Wittstock	8	8										

Column A - indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B - indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

* Retired 7th May 2003 ** Appointed 28th November 2003 *** Retired 28th November 2003

The Directors submit their report and financial statements for the year ended 31st December 2003.

Accounts and dividends

Group turnover at €11,080 million was 2.6% higher than in 2002. Group profit on ordinary activities before taxation amounted to €864 million, an increase of €9 million (1.0%) on the previous year. Group profit after taxation increased by 2.8%. Basic earnings per share after goodwill amortisation amounted to 121.9c compared with 119.2c in the previous year, an increase of 2.3%.

An interim dividend of 8.2c (2002 : 7.43c) per share was paid in November 2003. It is proposed to pay a final dividend of 19.9c per share on 10th May 2004 to shareholders registered at close of business on 12th March 2004. The total dividend of 28.1c compares with a dividend of 25.4c in 2002, an increase of 10.6%. Shareholders will have the option of receiving new shares in lieu of cash dividends.

The retained profit for the year amounted to €492 million.

The financial statements for the year ended 31st December 2003 are set out in detail on pages 52 to 86.

Books and records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. To achieve this, the Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met.

The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

Business review

The Group spent approximately €1.6 billion on business expansion in 2003. While this was spread across all regions and product groups, there was a significant European emphasis with two-thirds of the spend being in this region. A total of 41 transactions were completed during the year - a large number of our traditional small to mid-sized deals together with CRH's largest deal to date, the €0.7 billion Cementbouw acquisition in the Netherlands which was completed in October. Detailed reviews of the challenges faced by the Group during 2003, and of the performance of the Group for the year are set out in the Chief Executive's review on pages 9 to 11, the separate operations reviews for each of the Divisions on pages 12 to 27 and the finance review on pages 28 to 31.

Outlook 2004

In 2003 the CRH team worldwide responded strongly to tough and changing circumstances and again delivered performance and growth. Group profits advanced for the eleventh consecutive year. While risks and uncertainties remain and economic growth in Europe is generally subdued, the economy in the United States is recovering and we are poised to move forward as markets improve. We continue to focus relentlessly on cost effectiveness and operational performace and, although reported 2004 profits are likely to be impacted by the weakness of the US Dollar, 2003 acquisitions should contribute strongly. Our acquisition programme and overall strategy continue to deliver and with robust cash flow and comfortable interest cover we have substantial capacity to capitalise on opportunities as they arise. We face 2004 with confidence.

Disapplication of pre-emption rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares having a nominal value of €8,968,000 representing 5% approximately of the issued Ordinary/Income share capital at 1st March 2004. This authority will expire on the earlier of the date of the Annual General Meeting in 2005 or 4th August 2005.

Authority to offer scrip dividends

An ordinary resolution will be proposed at the Annual General Meeting to renew the Directors' authority to make scrip dividend offers. This authority will apply to dividends to be paid or declared during the five-year period to the date of the Annual General Meeting to be held in 2009.

Purchase of own shares

Special resolutions will be proposed at the Annual General Meeting to renew the authority of the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/Income Shares and in relation to the subsequent re-issue of shares purchased and not cancelled. The authority granted at the Annual General Meeting in 2003 to purchase up to 52,423,000 of the Company's Ordinary/Income Shares has not been exercised.

Articles of Association

Resolutions 7 to 9 to be proposed at the Annual General Meeting seek shareholders' approval for certain changes to the Articles of Association.

Board of Directors

Mr. B.E. Griffin retired from the Board on 31st January 2003. Ms. B.T. Alexander and Mr. D. Dey retired from the Board on 7th May 2003. Mr. H.P. Sheridan retired from the Board on 28th November 2003.

Mr. D. Godson will retire from the Board at the Annual General Meeting on 5th May 2004. Mr. H.E. Kilroy retires from the Board by rotation and does not seek re-election.

Mr. D.M. Kennedy, Mr. P.J. Molloy and Mr. W.I. O'Mahony retire from the Board by rotation and, being eligible, offer themselves for re-election.

Mr. M. Lee was appointed to the Board on 28th November 2003. Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill were appointed to the Board on 19th January 2004. In accordance with the provisions of Article 109, they retire and, being eligible, offer themselves for re-election.

Corporate governance

Statements by the Directors in relation to the Company's appliance of corporate governance principles, compliance with the Combined Code, the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 40 to 42.

The report on Directors' remuneration is set out on pages 45 to 49.

Substantial holdings

As at 1st March 2004 the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	42,305,789	8.01
The Capital Group Companies, Inc. and its affiliates	24,877,842	4.71
Putnam Investment Management, LLC and The Putnam Advisory Company, LLC	24,841,628	4.70

Each of the above states that these shares are not beneficially owned by them.

Safety, Health and Welfare at Work Act, 1989

CRH pursues an active policy of providing safe systems of work and safety training for its employees worldwide and safety performance is regularly reported on to the Board. The above Act imposes certain obligations on employers and appropriate measures have been taken to ensure that health and safety standards are complied with at all relevant locations and that all relevant Group companies meet the requirements of the Act.

Subsidiary, joint venture and associated undertakings

The Group has over 800 subsidiary, joint venture and associated undertakings. The principal ones as at 31st December 2003 are listed on pages 96 to 98.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the letter to shareholders and the Notice of Meeting enclosed with this report which set out details of the additional matters to be considered at the Annual General Meeting.

On behalf of the Board,

P.J. Molloy, W.I. O'Mahony, Directors
1st March 2004

The Remuneration Committee

The *Remuneration Committee* of the Board consists solely of non-executive Directors of the Company. The terms of reference for the *Remuneration Committee* are to determine the Group's policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman's remuneration is decided in the absence of the Chairman. Membership of the *Remuneration Committee* is set out on page 39.

Remuneration policy

CRH is an international group of companies, with activities in 23 countries. Our policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experienced and independent views to the policy, strategic decisions and governance of CRH.

In setting remuneration levels, the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope. Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area.

Performance-related rewards, based on measured targets, are a key component of remuneration. CRH strategy of fostering entrepreneurship in its regional companies requires well designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 4,800 employees of all categories who are shareholders in the Group.

Executive Directors' remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment-related benefits relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for US-based Directors. No fees are payable to executive Directors.

Performance-related cash incentive plan

The executive Directors' cash incentive plan for 2003, under which a bonus could be paid up to a maximum of 60% of basic salary for Europe-based Directors and 90% for US-based Directors for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

The two components related to annual performance were:

(i) Individual performance: Strategic priorities and action plans were agreed at the start of the year, and quantified where possible. The maximum award was 10% of basic salary.

(ii) Regional and/or Group profitability: Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 25% of basic salary for Europe-based Directors and 55% for US-based Directors.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary for the year, were as follows:

(iii) Earnings per share growth targets.

(iv) Return on net assets targets.

(v) Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive has a special long-term incentive plan under which targets have been set for a five-year period. Exceptionally challenging goals have to be achieved in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group. The total maximum earnings potential is 40% of average basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

Share option scheme

Under the terms of the share option scheme approved by shareholders on 3rd May 2000, two types of options are available subject to different performance conditions as set out below:

(i) Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii) Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

The percentage of share capital which can be issued under the scheme and individual grant limits comply with institutional guidelines. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company's shares at the time of grant, and are made after the final results announcement ensuring transparency.

Non-executive Directors' remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties.

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included).

Europe-based Directors participate in a defined benefit plan designed to provide two-thirds of salary at retirement for full service. There is provision for these executive Directors to retire at 60 years of age and, in the case of the Chief Executive, to retire on completion of five years in the role of Chief Executive.

US-based Directors participate in a funded Internal Revenue Service (IRS) approved plan in respect of basic salary up to US$200,000, and in an unfunded Supplemental Executive Retirement Plan (SERP) in respect of basic salary in excess of US$200,000. Both these plans are defined contribution plans.

Since 1991, it has been your Board's policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors' service contracts

No executive Director has an employment contract extending beyond twelve months.

Directors' remuneration and interests in share capital

Details of Directors' remuneration charged against profit in the year are given on this page. Details of individual remuneration and pension benefits for the year ended 31st December 2003 are given on page 47. Directors' share options and shareholdings are shown on page 48 and page 49 respectively.

Directors' remuneration

Notes		**2003 €'000**	2002 €'000
	Executive Directors		
	Basic salary	**3,245**	3,542
	Cash incentive bonus	**1,297**	1,386
	Pension fund contributions	**694**	760
	Benefits	**89**	106
1		**5,325**	5,794
2	Provision for Chief Executive long-term incentive plan	**390**	364
	Total executive Directors' remuneration	**5,715**	6,158
	Average number of executive Directors	**5.08**	6.00
	Non-executive Directors		
	Fees	**331**	369
	Other remuneration	**373**	353
1	Total non-executive Directors' remuneration	**704**	722
	Average number of non-executive Directors	**7.70**	9.00
3	Payments to former Directors	**214**	106
	Total Directors' remuneration	**6,633**	6,986

Notes to Directors' remuneration

1 See analysis of 2003 remuneration by individual on page 47.

2 As set out on page 45, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals. While a provision is made, there is no commitment to any payment until after employment to the full term has been completed.

3 Consulting and other fees paid to a number of former directors.

Individual remuneration for the year ended 31st December 2003

	Basic salary and fees	Incentive bonus (i)	Pension contributions	Other remuneration (ii)	Benefits (iii)	Total 2003	Total 2002
	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Executive Directors							
B.E. Griffin (iv)	42	–	–	–	2	44	787
B.G. Hill	500	220	137	–	18	875	822
T.W. Hill	619	265	124	–	16	1,024	978
M. Lee (v)	36	14	8	–	1	59	–
W.I. O'Mahony	975	350	292	–	21	1,638	1,466
H.P. Sheridan (vi)	481	183	15	–	18	697	797
J.L. Wittstock	592	265	118	–	13	988	944
	3,245	1,297	694	–	89	5,325	5,794
Non-executive Directors							
B.T. Alexander (vii)	15	–	–	4	–	19	53
D. Dey (vii)	15	–	–	4	–	19	53
D. Godson	43	–	–	13	–	56	53
D.M. Kennedy	43	–	–	22	–	65	62
H.E. Kilroy	43	–	–	13	–	56	53
K. McGowan	43	–	–	22	–	65	61
P.J. Molloy	43	–	–	257	–	300	270
A. O'Brien	43	–	–	13	–	56	53
W.P. Roef	43	–	–	25	–	68	64
	331	–	–	373	–	704	722

(i) **Incentive bonus** Under the executive Directors' cash incentive plan for 2003, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2003 incentive plan is set out on page 45.

(ii) **Other remuneration** Includes remuneration for Chairman and for Board Committee work.

(iii) **Benefits** These relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for US-based Directors.

(iv) Mr. B.E. Griffin retired from the Board on 31st January 2003.

(v) Mr. M. Lee became a Director on 28th November 2003.

(vi) Mr. H.P. Sheridan retired from the Board on 28th November 2003.

(vii) Ms. B.T. Alexander and Mr. D. Dey retired from the Board on 7th May 2003.

Pension entitlements - defined benefit

Pension benefits earned by Directors during the year and the accumulated total accrued pension at 31st December 2003 were as follows:

	Increase in accrued pension during 2003 (viii)	Transfer value of increase (ix)	Total accrued pension at year-end (x)
	€'000	€'000	€'000
Executive Directors			
B.E. Griffin (iv)	8	139	333
B.G. Hill	19	291	330
M. Lee (v)	13	155	180
W.I. O'Mahony	38	595	631
H.P. Sheridan (vi)	8	103	350
Non-executive Director			
D.M. Kennedy	1	19	15

(viii) The increase in accrued pension during the year excludes inflation.

(ix) The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2003 in the event of the member leaving service.

(x) Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements - defined contribution

The accumulated liablility related to the unfunded Supplemental Executive Retirement Plan for US-based Directors is as follows:

	As at 31st December 2002	2003 contribution	2003 notional interest (xi)	Translation adjustment	As at 31st December 2003
	€'000	€'000	€'000	€'000	€'000
Executive Directors					
T.W. Hill	395	103	24	-80	442
J.L. Wittstock	436	97	26	-87	472

(xi) Notional interest, which is calculated based on the average bid yields of US Treasury fixed-coupon securities with remaining terms to maturity of 25 years and over plus 1.5%, is credited to the individual accounts each year.

Directors' interests

The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

							Options exercised during 2003	
	31st December 2002*	Granted in 2003	Exercised in 2003	31st December 2003		Weighted average option price at 31st December 2003 €	Weighted average exercise price €	Weighted average market price at date of exercise €
B.E. Griffin	98,802	–	27,445	71,357	(a)	17.26	14.57	16.40
	98,802	–	98,802	–	(b)	–	13.71	16.40
B.G. Hill	120,758	–	–	120,758	(a)	14.08		
	214,071	–	–	214,071	(b)	9.55		
	125,000	–	–	125,000	(c)	18.84		
T.W. Hill	87,824	–	10,978	76,846	(a)	17.05	12.64	16.64
	181,137	–	54,890	126,247	(b)	16.84	9.32	16.64
	110,000	50,000	–	160,000	(c)	17.15		
	110,000	50,000	–	160,000	(d)	17.15		
M. Lee*	67,899	–	–	67,899	(a)	15.86		
	70,863	–	–	70,863	(b)	12.16		
	90,000	–	–	90,000	(c)	16.39		
	90,000	–	–	90,000	(d)	16.39		
	1,211	–	–	1,211	(e)	16.09		
W.I. O'Mahony	340,318	–	–	340,318	(a)	11.06		
	323,851	–	–	323,851	(b)	11.41		
	225,000	70,000	–	295,000	(c)	17.54		
	250,000	–	–	250,000	(d)	18.84		
	783	–	–	783	(e)	15.39		
H.P. Sheridan	71,357	–	–	71,357	(a)	17.26		
	98,802	–	–	98,802	(b)	13.71		
	125,000	–	–	125,000	(c)	18.28		
	783	–	–	783	(e)	15.39		
J.L. Wittstock	155,159	–	12,445	142,714	(a)	12.42	4.11	13.05
	214,071	–	–	214,071	(b)	12.91		
	110,000	50,000	–	160,000	(c)	17.15		
	110,000	50,000	–	160,000	(d)	17.15		
	3,491,491	270,000	204,560	3,556,931				

* Mr. M. Lee was appointed a Director on 28th November 2003. The opening balances above and in the following table relate to the position at date of appointment.

Options by price €	31st December 2002*	Granted in 2003	Exercised in 2003	31st December 2003		Earliest exercise date	Expiry date
4.1058	67,335	–	12,445	54,890	(a)	March 2004	October 2004
6.5347	126,247	–	–	126,247	(a)	March 2004	April 2006
6.5347	208,582	–	–	208,582	(b)	March 2004	April 2006
7.0899	21,956	–	–	21,956	(a)	March 2004	April 2007
7.0899	65,868	–	–	65,868	(b)	March 2004	April 2007
7.1015	43,912	–	–	43,912	(a)	March 2004	April 2007
7.1015	120,758	–	32,934	87,824	(b)	March 2004	April 2007
12.6416	82,335	–	10,978	71,357	(a)	March 2004	April 2008
12.6416	252,494	–	65,868	186,626	(b)	March 2004	April 2008
14.5652	65,868	–	27,445	38,423	(a)	March 2004	April 2009
14.5652	167,415	–	54,890	112,525	(b)		April 2009
14.6563	76,846	–	–	76,846	(a)	March 2004	April 2009
14.6563	153,692	–	–	153,692	(b)		April 2009
17.2615	347,838	–	–	347,838	(a)	March 2004	April 2010
17.2615	68,118	–	–	68,118	(b)		April 2010
18.0084	109,780	–	–	109,780	(a)	March 2004	April 2010
18.0084	164,670	–	–	164,670	(b)		April 2010
18.28	470,000	–	–	470,000	(c)		April 2011
18.28	295,000	–	–	295,000	(d)		April 2011
19.68	275,000	–	–	275,000	(c)		April 2012
19.68	225,000	–	–	225,000	(d)		April 2012
13.15	40,000	70,000	–	110,000	(c)		April 2013
13.15	40,000	–	–	40,000	(d)		April 2013
13.26	–	100,000	–	100,000	(c)		April 2013
13.26	–	100,000	–	100,000	(d)		April 2013
15.39	1,566	–	–	1,566	(e)	June 2004	November 2004
16.09	1,211	–	–	1,211	(e)	June 2007	November 2007
	3,491,491	270,000	204,560	3,556,931			

No options lapsed during the year. The market price of the Company's shares at 31st December 2003 was €16.28 and the range during 2003 was €11.00 to €17.37.

(a) Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

(c) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(d) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

(e) Granted under the 2000 savings-related share option scheme.

Directors' interests in share capital at 31st December 2003

The interests of the Directors and Secretary in the shares of the Company as at 31st December 2003, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31st December 2003**	31st December 2002
Directors		
D. Godson	**400,000**	400,000
B.G. Hill	**393,811**	386,384
T.W. Hill	**59,570†**	51,960†
D.M. Kennedy	**54,470**	53,644
- Non-beneficial	**9,250**	9,250
H.E. Kilroy	**55,887**	55,887
M. Lee	**202,264**	202,264*
K. McGowan	**4,149**	4,085
P.J. Molloy	**7,893**	7,773
A. O'Brien	**2,496**	2,457
W.I. O'Mahony	**454,927**	453,840
W.P. Roef	**1,417**	1,389
J.L. Wittstock	**55,996**	42,667
Secretary		
A. Malone	**20,774**	19,632
	1,722,904	1,691,232

There were no transactions in the above Directors' and Secretary's interests between 31st December 2003 and 1st March 2004.

Mr. D.W. Doyle, Mr. J.M. de Jong and Mr. T.V. Neill became Directors on 19th January 2004 and the holdings of Mr. Doyle and Mr. Neill at that date are set out below. There were no transactions in their interests between 19th January and 1st March 2004.

	19th January 2004
D.W. Doyle	**158,678**
T.V. Neill	**1,031**

† *Mr. T.W. Hill's shareholding as at 31st December 2003 and 31st December 2002 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.*

* *Holding as at date of appointment.*

Statement of Directors' responsibilities

in respect of the financial statements

Company law in Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company, and the Group as a whole, will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001, and of the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' report

to the members of CRH public limited company

We have audited the Group's financial statements for the year ended 31st December 2003 which comprise the Group profit and loss account, Statement of total recognised gains and losses, Group balance sheet, Company balance sheet, Group cash flow statement and the related notes 1 to 32. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Irish law and accounting standards as set out in the Statement of Directors' responsibilities in respect of the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or by the Listing Rules regarding Directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's review, operations reviews, finance review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2003 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' report is consistent with the financial statements. In our opinion the Company balance sheet does not disclose a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Registered Auditors
Dublin

1st March 2004

Group profit and loss account

for the year ended 31st December 2003

Notes		Continuing operations 2003 €m	Acquisitions 2003 €m	Total 2003 €m	Total 2002 €m
1	**Turnover including share of joint ventures**	**10,247.8**	**832.0**	**11,079.8**	10,794.1
	Less share of joint ventures	**(278.5)**	**(27.0)**	**(305.5)**	(276.9)
	Group turnover	**9,969.3**	**805.0**	**10,774.3**	10,517.2
	Cost of sales	**(6,909.0)**	**(552.3)**	**(7,461.3)**	(7,293.5)
	Gross profit	**3,060.3**	**252.7**	**3,313.0**	3,223.7
2	Operating costs excluding goodwill amortisation	**(2,139.6)**	**(168.9)**	**(2,308.5)**	(2,209.1)
1, 3, 4	**Group operating profit**	**920.7**	**83.8**	**1,004.5**	1,014.6
	Share of joint ventures' operating profit	**34.5**	**5.0**	**39.5**	33.5
	Share of associates' operating profit	**0.7**	**-**	**0.7**	-
1	**Operating profit excluding goodwill amortisation**	**955.9**	**88.8**	**1,044.7**	1,048.1
1	Goodwill amortisation	**(64.9)**	**(10.6)**	**(75.5)**	(69.6)
1	Profit on disposal of fixed assets	**13.0**	**-**	**13.0**	15.7
1	**Profit on ordinary activities before interest**	**904.0**	**78.2**	**982.2**	994.2
6	Group interest payable (net)			**(112.8)**	(131.4)
	Share of joint ventures' and associates' net interest			**(5.2)**	(7.1)
	Profit on ordinary activities before taxation			**864.2**	855.7
7	Taxation on profit on ordinary activities			**(217.6)**	(226.8)
	Profit on ordinary activities after taxation			**646.6**	628.9
27	Profit applicable to minority equity interests			**(5.9)**	(5.5)
8	Preference dividends			**(0.1)**	(0.1)
	Profit for the year attributable to ordinary shareholders			**640.6**	623.3
8	Dividends paid			**(43.2)**	(39.1)
8	Dividends proposed			**(105.0)**	(94.2)
	Profit retained for the financial year			**492.4**	490.0
9	**Basic earnings per Ordinary Share**				
	- after goodwill amortisation			**121.9c**	119.2c
	- before goodwill amortisation			**136.2c**	132.5c
9	**Diluted earnings per Ordinary Share**				
	- after goodwill amortisation			**120.6c**	118.6c
	- before goodwill amortisation			**134.8c**	131.8c

P.J. Molloy, W.I. O'Mahony, Directors

Movements on profit and loss account

	2003 €m	2002 €m
At 1st January	**2,520.3**	2,544.5
Profit retained for the financial year (i)	**492.4**	490.0
Currency translation effects:		
- on results for the year	**(23.7)**	(31.7)
- on foreign currency net investments	**(498.8)**	(482.5)
At 31st December	**2,490.2**	2,520.3
The profit and loss account is analysed as follows		
Parent company	**409.6**	553.7
Subsidiary undertakings	**2,392.9**	2,275.1
Joint ventures and associates	**10.7**	14.5
Cumulative goodwill previously written-off directly against reserves	**(323.0)**	(323.0)
	2,490.2	2,520.3

(i) Historical cost profit (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported profit.

Statement of total recognised gains and losses

for the year ended 31st December 2003

	2003 €m	2002 €m
Profit for the year attributable to ordinary shareholders	**640.6**	623.3
Currency translation effects:		
- on results for the year	**(23.7)**	(31.7)
- on foreign currency net investments	**(498.8)**	(482.5)
Total recognised gains and losses for the financial year	**118.1**	109.1

Group balance sheet

as at 31st December 2003

Notes		2003		2002	
		€m	€m	€m	€m
	Fixed assets				
10	Intangible asset - goodwill		**1,474.5**		1,154.1
11	Tangible assets		**5,145.4**		5,004.4
12	Financial assets:				
	Joint ventures				
	- share of gross assets	**560.1**		366.1	
	- share of gross liabilities	**(330.4)**		(141.8)	
	- loans to joint ventures	**62.3**		28.4	
	Associates	**44.6**		-	
	Other investments	**12.1**		22.1	
			348.7		274.8
			6,968.6		6,433.3
	Current assets				
14	Stocks	**1,117.6**		1,064.0	
15	Debtors	**1,681.2**		1,525.4	
19, 20	Cash and liquid investments	**1,298.0**		1,533.2	
		4,096.8		4,122.6	
	Creditors (amounts falling due within one year)				
	Bank loans and overdrafts	**510.3**		232.8	
16	Trade and other creditors	**1,499.7**		1,387.2	
	Corporation tax	**77.9**		29.6	
8	Dividends proposed	**105.0**		94.2	
		2,192.9		1,743.8	
	Net current assets		**1,903.9**		2,378.8
	Total assets less current liabilities		**8,872.5**		8,812.1
	Creditors (amounts falling due after more than one year)				
18	Loans	**3,095.8**		3,010.3	
16	Deferred acquisition consideration	**96.5**		142.5	
	Corporation tax	**-**		6.6	
			3,192.3		3,159.4
22	**Capital grants**		**12.7**		14.6
23	**Provisions for liabilities and charges**		**818.0**		779.3
			4,849.5		4,858.8
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**179.3**		178.2	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,078.3**		2,038.3	
25	Other reserves	**9.9**		9.9	
	Profit and loss account	**2,490.2**		2,520.3	
26	**Shareholders' funds**		**4,758.9**		4,747.9
27	Minority shareholders' equity interest		**90.6**		110.9
			4,849.5		4,858.8

P.J. Molloy, W.I. O'Mahony, Directors

Company balance sheet

as at 31st December 2003

Notes		2003		2002	
		€m	**€m**	€m	€m
	Fixed assets				
12	Financial assets		**3,549.3**		3,485.0
	Current assets				
15	Debtors	**83.2**		78.8	
	Cash and liquid investments	**48.3**		40.3	
		131.5		119.1	
	Creditors (amounts falling due within one year)				
16	Trade and other creditors	**3.7**		2.8	
8	Dividends proposed	**105.0**		94.2	
		108.7		97.0	
	Net current assets		**22.8**		22.1
	Total assets less current liabilities		**3,572.1**		3,507.1
	Creditors (amounts falling due after more than one year)				
16	Amounts owed to Group undertakings		**858.1**		690.1
			2,714.0		2,817.0
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**179.3**		178.2	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,082.4**		2,042.4	
25	Revaluation reserve	**41.5**		41.5	
25	Profit and loss account	**409.6**		553.7	
	Shareholders' funds		**2,714.0**		2,817.0
			2,714.0		2,817.0

P.J. Molloy, W.I. O'Mahony, Directors

Group cash flow statement

for the year ended 31st December 2003

Notes		2003 €m	2002 €m
28	**Net cash inflow from operating activities**	**1,396.2**	1,553.5
	Dividends received from joint ventures and associates	**19.4**	23.5
	Returns on investments and servicing of finance		
	Interest received	**36.1**	57.7
	Interest paid	**(140.5)**	(183.2)
	Finance lease interest paid	**(0.7)**	(0.7)
8	Preference dividends paid	**(0.1)**	(0.1)
		(105.2)	(126.3)
	Taxation		
	Irish corporation tax paid	**(19.6)**	(17.2)
	Overseas tax paid	**(83.3)**	(145.1)
		(102.9)	(162.3)
	Capital expenditure		
11	Purchase of tangible assets	**(402.0)**	(367.4)
22	Less capital grants received	**0.1**	0.1
		(401.9)	(367.3)
13	Disposal of fixed assets	**77.9**	104.4
		(324.0)	(262.9)
	Investments in subsidiary, joint venture and associated undertakings		
29	Acquisition of subsidiary undertakings	**(1,439.0)**	(793.7)
	Deferred acquisition consideration	**(56.8)**	(80.3)
12	Investments in and advances to joint ventures and associates	**(79.5)**	(22.0)
		(1,575.3)	(896.0)
8	**Equity dividends paid**	**(122.8)**	(111.6)
	Cash (outflow)/inflow before use of liquid investments and financing	**(814.6)**	17.9
	Cash inflow/(outflow) from management of liquid investments	**110.4**	(169.7)
	Financing		
26	Issue of shares	**13.7**	13.8
26	Expenses paid in respect of share issues	**(0.1)**	(0.4)
	Increase in term debt	**688.4**	192.5
	Capital elements of finance leases repaid	**(3.1)**	(5.1)
		698.9	200.8
	(Decrease)/increase in cash and demand debt in the year	**(5.3)**	49.0

P.J. Molloy, W.I. O'Mahony, Directors

Reconciliation of net cash flow to movement in net debt

Notes		2003 €m	2002 €m
	(Decrease)/increase in cash and demand debt in the year	**(5.3)**	49.0
	Increase in term debt including finance leases	**(685.3)**	(187.4)
	Cash (inflow)/outflow from management of liquid investments	**(110.4)**	169.7
19	Change in net debt resulting from cash flows	**(801.0)**	31.3
19, 29	Loans and finance leases, net of liquid investments, acquired with subsidiary undertakings	**(40.0)**	(95.8)
		(841.0)	(64.5)
19	Translation adjustment	**242.8**	248.3
	Movement in net debt in the year	**(598.2)**	183.8
	Net debt at 1st January	**(1,709.9)**	(1,893.7)
	Net debt at 31st December	**(2,308.1)**	(1,709.9)

Basis of accounting

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary, joint venture and associated undertakings. Turnover and results of subsidiary undertakings are consolidated in the Group profit and loss account from the dates on which control over the operating and financial decisions is obtained. The Group's share of turnover and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are equity accounted from the dates on which the joint venture agreements are finalised. Entities other than subsidiary and joint venture undertakings in which the Group has a participating interest, and over whose operating and financial policies the Group exercises a significant influence, are accounted for as associated undertakings using the equity method and are included in the consolidated financial statements from the dates on which significant influence is deemed to arise.

Accounting periods

The consolidated financial statements include the financial statements of the Company and all subsidiary, joint venture and associated undertakings, made up to 31st December.

Turnover

Turnover represents the value of goods and services supplied to external customers and excludes intercompany sales and value added tax.

Revenue recognition

Revenue is recognised at the time products are shipped or services are supplied to customers. Turnover on long-term contracts is recognised using the percentage-of-completion method, calculated on an input cost basis.

Goodwill

With effect from 1st January 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary, joint venture and associated undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against profit before interest. Goodwill arising prior to that date was written-off immediately against reserves and was not reinstated on implementation of Financial Reporting Standard 10 - Goodwill and Intangible Assets (FRS 10). On disposal of an undertaking acquired prior to 1st January 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the profit or loss on disposal. Goodwill in the balance sheet represents the written down value of goodwill arising on acquisitions since 1st January 1998.

Taxation

Current tax represents the amount expected to be paid or recovered in respect of taxable profit for the year and is calculated using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled-over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled-over into replacement assets and charged to tax only when the replacement assets are sold;
- provision is made for deferred taxation that would arise on remittance of the retained earnings of overseas subsidiary, joint venture and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable;
- deferred taxation assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred taxation is measured on an undiscounted basis at the tax rates that are anticipated to apply in the periods in which the timing differences reverse, based on tax rates and legislation which are enacted or substantively enacted at the balance sheet date.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in reserves, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

Rates used for translation of results and balance sheets into euro:

	Average rates		Year-end rates	
euro 1 =	**2003**	2002	**2003**	2002
US Dollar	**1.1312**	0.9456	**1.2630**	1.0487
Pound Sterling	**0.6920**	0.6288	**0.7048**	0.6505
Polish Zloty	**4.3996**	3.8574	**4.7019**	4.0210
Swiss Franc	**1.5212**	1.4670	**1.5579**	1.4524
Israeli Shekel	**5.1419**	4.4835	**5.5285**	4.9858
Canadian Dollar	**1.5817**	1.4838	**1.6234**	1.6550
Argentine Peso	**3.3314**	2.9514	**3.6955**	3.5289

Capital grants

Capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the profit and loss account annually over the useful economic life of the asset to which it relates.

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are measured in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 and are independently assessed in accordance with the advice of professionally qualified actuaries. The regular cost of pensions and other post-retirement obligations is charged to operating profit over the employees' service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating profit over the expected remaining service lives of current employees.

Tangible fixed assets

Depreciation and amortisation

Depreciation is calculated to write-off the book value of each tangible fixed asset during its useful economic life on a straight line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is amortised over the period of the mineral extraction in the proportion which production for the year bears to the estimated mineral reserves. In general, buildings are depreciated at 2.5% p.a.

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: In general, transport equipment is depreciated at 20% p.a.

Impairment of fixed assets

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Leasing

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the Group are capitalised. The capital element of the related rental obligations is included in bank loans and overdrafts. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant rate of charge. Operating lease rentals are charged to the profit and loss account.

Stocks

Stocks are stated at the lower of cost, mainly average cost, and net realisable value. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Long-term contracts

Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with turnover, are included as long-term contract balances in stocks.

Liquid investments

Liquid investments comprise short-term deposits and current asset investments which are held as readily disposable stores of value, and include investments in government gilts and commercial paper and deposits of less than one year.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid investments and (iii) interest and currency swaps, forward contracts and other derivatives.

It is the Group's policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, and to maintain within net debt a mix of fixed and floating interest rates.

Derivatives, principally interest and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. Interest differentials arising on these derivatives are recognised in net interest expense over the period of the related contract.

Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

Where operations use derivatives to manage the cost of future expected energy usage, gains and losses arising thereon are deferred until maturity.

1 Segmental information

Geographical analysis

The geographical analysis of turnover and profits is based on market/destination. There is no material difference between this analysis and the split of sales and profits by origin.

	2003		2002	
Turnover	**€m**	**%**	€m	%
Republic of Ireland	**731.6**	**6.6**	713.9	6.6
Britain & Northern Ireland	**691.5**	**6.3**	698.4	6.5
Mainland Europe	**3,635.3**	**32.8**	3,020.6	28.0
The Americas	**6,021.4**	**54.3**	6,361.2	58.9
Total including share of joint ventures	**11,079.8**	**100**	10,794.1	100
Less share of joint ventures	**(305.5)**		(276.9)	
Total excluding share of joint ventures	**10,774.3**		10,517.2	

	2003				
Profit on ordinary activities before interest	**%**	**Operating profit €m**	**Goodwill amortisation €m**	**Profit on disposal €m**	**Trading profit €m**
Republic of Ireland	**12.4**	**129.9**	**(0.3)**	**3.4**	**133.0**
Britain & Northern Ireland	**5.5**	**57.4**	**(5.1)**	**3.5**	**55.8**
Mainland Europe	**28.5**	**297.8**	**(34.0)**	**3.1**	**266.9**
The Americas	**53.6**	**559.6**	**(36.1)**	**3.0**	**526.5**
Total including share of joint ventures and associates	**100**	**1,044.7**	**(75.5)**	**13.0**	**982.2**
Less share of joint ventures and associates		**(40.2)**	**1.5**	**(1.1)**	**(39.8)**
Total excluding share of joint ventures and associates		**1,004.5**	**(74.0)**	**11.9**	**942.4**

	2002				
Republic of Ireland	12.5	131.3	(0.3)	7.8	138.8
Britain & Northern Ireland	5.3	55.8	(5.4)	2.8	53.2
Mainland Europe	22.3	233.5	(28.6)	3.3	208.2
The Americas	59.9	627.5	(35.3)	1.8	594.0
Total including share of joint ventures	100	1,048.1	(69.6)	15.7	994.2
Less share of joint ventures		(33.5)	2.0	(1.2)	(32.7)
Total excluding share of joint ventures		1,014.6	(67.6)	14.5	961.5

1 Segmental information *continued*

Net assets	2003 €m	2003 %	2002 €m	2002 %
Republic of Ireland	**327.0**	**4.2**	303.3	4.2
Britain & Northern Ireland	**483.5**	**6.2**	542.8	7.6
Mainland Europe	**3,068.5**	**39.6**	2,168.0	30.4
The Americas	**3,869.8**	**50.0**	4,126.3	57.8
	7,748.8	**100**	7,140.4	100
Trade and other investments	**12.1**		22.1	
Unallocated liabilities - dividends proposed	**(105.0)**		(94.2)	
	7,655.9		7,068.3	
Reconciliation of total net assets				
Total assets less current liabilities	**8,872.5**		8,812.1	
Less cash and liquid investments	**(1,298.0)**		(1,533.2)	
Add bank loans and overdrafts	**510.3**		232.8	
Less deferred acquisition consideration due after more than one year	**(96.5)**		(142.5)	
Less provisions for liabilities and charges (excluding deferred taxation)	**(332.4)**		(300.9)	
	7,655.9		7,068.3	

The impact of acquisitions completed during 2003 (see note 29 for detailed list) is summarised below:

	Turnover €m	Operating profit €m	Net assets at year-end €m
Cementbouw	**212.5**	**20.9**	**692.3**
Europe - other acquisitions	**215.3**	**21.4**	**318.0**
Total Europe	**427.8**	**42.3**	**1,010.3**
The Americas	**404.2**	**46.5**	**487.8**
Total acquisitions including share of joint ventures	**832.0**	**88.8**	**1,498.1**
Materials	**237.1**	**26.1**	**319.0**
Products	**379.8**	**46.0**	**682.1**
Distribution	**215.1**	**16.7**	**497.0**
Total acquisitions including share of joint ventures	**832.0**	**88.8**	**1,498.1**

1 Segmental information *continued*

Analysis by Division/class of business

The Group is organised into four Divisions, two in Europe; *Materials* and *Products & Distribution* and two in the Americas; *Materials* in the United States and *Products & Distribution* in the United States, Canada, Argentina and Chile. These activities comprise three reporting business segments:

Materials businesses are primarily involved in the production of cement, aggregates, asphalt and readymixed concrete.

Products businesses are involved in the production of concrete products and a range of construction-related products and services.

Distribution businesses are engaged in the marketing and sale of builders' supplies to the construction industry and of materials and products to the DIY market.

	2003				
	Materials €m	Products €m	Distribution €m	Total Products & Distribution €m	Total Group €m
Turnover					
Europe	1,983.8	1,720.6	1,361.8	3,082.4	5,066.2
Americas	2,831.3	2,196.3	986.0	3,182.3	6,013.6
	4,815.1	3,916.9	2,347.8	6,264.7	11,079.8
Less share of joint ventures	(190.8)	(66.0)	(48.7)	(114.7)	(305.5)
	4,624.3	3,850.9	2,299.1	6,150.0	10,774.3
Operating profit					
Europe	273.3	142.6	70.1	212.7	486.0
Americas	290.7	215.6	52.4	268.0	558.7
	564.0	358.2	122.5	480.7	1,044.7
Less share of joint ventures and associates	(27.7)	(5.8)	(6.7)	(12.5)	(40.2)
	536.3	352.4	115.8	468.2	1,004.5
Goodwill amortisation					
Europe	(20.3)	(16.1)	(3.0)	(19.1)	(39.4)
Americas	(17.9)	(14.0)	(4.2)	(18.2)	(36.1)
	(38.2)	(30.1)	(7.2)	(37.3)	(75.5)
Less share of joint ventures and associates	1.4	1.6	(1.5)	0.1	1.5
	(36.8)	(28.5)	(8.7)	(37.2)	(74.0)
Profit/(loss) on disposal of fixed assets					
Europe	6.3	2.6	1.1	3.7	10.0
Americas	2.8	(0.7)	0.9	0.2	3.0
	9.1	1.9	2.0	3.9	13.0
Less share of joint ventures and associates	(0.9)	(0.1)	(0.1)	(0.2)	(1.1)
	8.2	1.8	1.9	3.7	11.9
Profit on ordinary activities before interest					
Europe	259.3	129.1	68.2	197.3	456.6
Americas	275.6	200.9	49.1	250.0	525.6
	534.9	330.0	117.3	447.3	982.2
Less share of joint ventures and associates	(27.2)	(4.3)	(8.3)	(12.6)	(39.8)
	507.7	325.7	109.0	434.7	942.4

1 Segmental information *continued*

	2002				
Turnover	Materials €m	Products €m	Distribution €m	Total Products & Distribution €m	Total Group €m
Europe	1,927.0	1,416.0	1,089.6	2,505.6	4,432.6
Americas	3,072.1	2,290.0	999.4	3,289.4	6,361.5
	4,999.1	3,706.0	2,089.0	5,795.0	10,794.1
Less share of joint ventures	(168.7)	(59.9)	(48.3)	(108.2)	(276.9)
	4,830.4	3,646.1	2,040.7	5,686.8	10,517.2
Operating profit					
Europe	266.7	107.5	46.4	153.9	420.6
Americas	335.8	248.6	43.1	291.7	627.5
	602.5	356.1	89.5	445.6	1,048.1
Less share of joint ventures	(24.5)	(3.4)	(5.6)	(9.0)	(33.5)
	578.0	352.7	83.9	436.6	1,014.6
Goodwill amortisation					
Europe	(19.9)	(13.2)	(1.2)	(14.4)	(34.3)
Americas	(19.8)	(12.4)	(3.1)	(15.5)	(35.3)
	(39.7)	(25.6)	(4.3)	(29.9)	(69.6)
Less share of joint ventures	1.6	0.4	–	0.4	2.0
	(38.1)	(25.2)	(4.3)	(29.5)	(67.6)
Profit/(loss) on disposal of fixed assets					
Europe	11.7	2.7	(0.5)	2.2	13.9
Americas	3.3	(1.5)	–	(1.5)	1.8
	15.0	1.2	(0.5)	0.7	15.7
Less share of joint ventures	(1.3)	–	0.1	0.1	(1.2)
	13.7	1.2	(0.4)	0.8	14.5
Profit on ordinary activities before interest					
Europe	258.5	97.0	44.7	141.7	400.2
Americas	319.3	234.7	40.0	274.7	594.0
	577.8	331.7	84.7	416.4	994.2
Less share of joint ventures	(24.2)	(3.0)	(5.5)	(8.5)	(32.7)
	553.6	328.7	79.2	407.9	961.5

	2003		2002	
Net assets	**€m**	%	€m	%
Europe Materials	**1,482.9**	**19.1**	1,519.3	21.3
Europe Products	**1,567.4**	**20.2**	1,171.6	16.4
Europe Distribution	**828.6**	**10.7**	322.5	4.5
Americas Materials	**2,522.2**	**32.6**	2,691.9	37.7
Americas Products	**1,163.3**	**15.0**	1,218.3	17.1
Americas Distribution	**184.4**	**2.4**	216.8	3.0
	7,748.8	**100**	7,140.4	100
Trade and other investments	**12.1**		22.1	
Unallocated liabilities - dividends proposed	**(105.0)**		(94.2)	
	7,655.9		7,068.3	

2 Operating costs excluding goodwill amortisation

	Continuing operations			
	2003	Acquisitions 2003	Total 2003	Total 2002
	€m	€m	€m	€m
Distribution costs	**1,138.3**	**87.6**	**1,225.9**	1,156.3
Administrative expenses	**1,004.2**	**81.3**	**1,085.5**	1,056.0
Other operating income				
- capital grants released	**(2.0)**	**-**	**(2.0)**	(1.9)
- income from financial assets	**(0.9)**	**-**	**(0.9)**	(1.3)
	2,139.6	**168.9**	**2,308.5**	2,209.1

3 Group operating profit

	2003	2002
	€m	€m
Group operating profit (excluding goodwill amortisation and share of joint ventures' and associates' operating profit) is arrived at after charging		
Depreciation	**458.2**	456.3
Auditors' remuneration		
- audit fees	**5.4**	4.4
- non-audit services: taxation advice and compliance	**0.9**	0.8
acquisition-related due diligence	**2.3**	0.3
pensions audit	**0.1**	0.1
other advice	**0.3**	0.3
and after crediting		
Income from financial assets	**0.9**	1.3

4 Directors' emoluments and interests

Directors' emoluments and interests are given in the report on Directors' remuneration on pages 45 to 49.

5 Employment

The average number of Group employees by region was as follows

	2003	2002
Republic of Ireland	**2,545**	2,554
Britain & Northern Ireland	**4,025**	4,045
Mainland Europe	**18,033**	15,794
The Americas	**29,636**	27,496
	54,239	49,889

Employment costs charged against Group operating profit	€m	€m
Wages and salaries	**1,813.0**	1,800.3
Social welfare costs	**207.5**	194.4
Pension costs	**113.8**	107.9
	2,134.3	2,102.6

6 Interest payable (net)

	2003 €m	2002 €m
Interest payable on bank loans and overdrafts repayable wholly within five years:		
- by instalments	**4.2**	3.8
- not by instalments	**67.4**	85.8
Interest payable on other borrowings	**69.5**	86.3
	141.1	175.9
Interest receivable from joint ventures and associates	**(1.6)**	(0.5)
Other interest receivable	**(26.7)**	(44.0)
	(28.3)	(44.5)
Net Group interest payable	**112.8**	131.4
Share of joint ventures' and associates' net interest	**5.2**	7.1
	118.0	138.5

7 Taxation on profit on ordinary activities

	2003 €m	2002 €m
Current tax		
Ireland		
Corporation tax at 12.5% (2002 : 16%)	**12.3**	21.2
Less manufacturing relief	**(3.2)**	(7.7)
	9.1	13.5
Overseas tax	**130.1**	135.4
Share of joint ventures' and associates' tax	**8.2**	5.1
Taxation on disposal of fixed assets	**3.1**	2.1
Total current tax	**150.5**	156.1
Deferred taxation		
Origination and reversal of timing differences	**67.1**	70.7
Total taxation on profit on ordinary activities	**217.6**	226.8

7 Taxation on profit on ordinary activities *continued*

Effective tax rate	**2003**	2002
Profit on ordinary activities before taxation (€ millions)	**864.2**	855.7
As a percentage of profit before tax		
- current tax	**17.4%**	18.2%
- total tax (current and deferred)	**25.2%**	26.5%

The following table relates the applicable Republic of Ireland statutory tax rate to the effective current tax rate of the Group:

	(% of profit before taxation)	
Irish corporation tax rate	**12.5%**	16.0%
Manufacturing relief	**(0.4)%**	(0.9)%
Higher tax rates on overseas earnings	**13.0%**	9.0%
Other allowances and expenses not deductible for tax purposes	**(7.7)%**	(5.9)%
	17.4%	18.2%

Factors that may affect future tax charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years.

No deferred taxation is recognised on the unremitted earnings of overseas subsidiaries, joint ventures or associates; as earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

Provision is made for deferred taxation on gains recognised on revaluing property only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned.

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

8 Dividends

Profit and loss account	**2003 €m**	2002 €m
Non-equity		
5% Cumulative Preference Shares €3,174 (2002 : €3,174)	**-**	-
7% 'A' Cumulative Preference Shares €77,505 (2002 : €77,505)	**0.1**	0.1
	0.1	0.1
Equity		
Interim – paid 8.20c per Ordinary Share (2002 : 7.43c)	**43.2**	39.1
Final – proposed 19.90c per Ordinary Share (2002 : 17.97c)	**105.0**	94.2
	148.2	133.3
Cash flow statement		
Dividends to shareholders	**137.5**	123.9
Less preference dividend separately disclosed	**(0.1)**	(0.1)
Less issue of shares in lieu of dividend (i)	**(27.5)**	(23.3)
Dividends paid by subsidiary undertakings to minority shareholders	**12.9**	11.1
Equity dividends paid	**122.8**	111.6

(i) In accordance with the scrip dividend scheme, shares to the value of €27.5 million were issued in lieu of dividends. This amount has been added to shareholders' funds (see note 26).

9 Earnings per Ordinary Share

The computation of basic and diluted earnings per share is set out below:	**2003**	2002
Numerator for basic and diluted earnings per share		
Profit after tax, minority interests and preference dividends (€ millions)	**640.6**	623.3
Goodwill amortisation	**75.5**	69.6
Attributable profit before goodwill amortisation	**716.1**	692.9
Denominator for basic earnings per share		
Weighted average number of shares (millions) in issue for the year	**525.7**	522.8
Effect of dilutive potential Ordinary Shares (employee share options)	**5.4**	2.9
Denominator for diluted earnings per share	**531.1**	525.7
Basic earnings per Ordinary Share		
- after goodwill amortisation	**121.9c**	119.2c
- before goodwill amortisation	**136.2c**	132.5c
Diluted earnings per Ordinary Share		
- after goodwill amortisation	**120.6c**	118.6c
- before goodwill amortisation	**134.8c**	131.8c

10 Intangible asset - goodwill

With effect from 1st January 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against profit before interest. Goodwill arising prior to that date was written-off immediately against reserves. The goodwill balances detailed below deal with goodwill arising from the acquisition of subsidiary undertakings. Goodwill arising in respect of joint ventures and associates is dealt with in note 12.

Cost	**2003 €m**	2002 €m
At 1st January	**1,331.7**	1,279.9
Translation adjustment	**(143.7)**	(127.2)
Arising on acquisitions during the year (note 29)	**519.1**	185.1
Disposals	**(0.9)**	(6.1)
At 31st December	**1,706.2**	1,331.7
Amortisation		
At 1st January	**177.6**	126.4
Translation adjustment	**(19.9)**	(14.3)
Amortised during the year	**74.0**	67.6
Disposals	**-**	(2.1)
At 31st December	**231.7**	177.6
Net book amount at 31st December	**1,474.5**	1,154.1

11 Tangible assets

Cost/valuation	Land and buildings €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 1st January	**2,944.0**	**3,630.3**	**433.6**	**82.7**	**7,090.6**
Translation adjustment	**(377.8)**	**(386.0)**	**(64.7)**	**(11.8)**	**(840.3)**
Reclassifications	**-**	**41.7**	**16.1**	**(57.8)**	**-**
Additions at cost	**58.9**	**219.0**	**41.5**	**82.6**	**402.0**
Arising on acquisitions during the year (note 29)	**580.0**	**259.6**	**23.0**	**17.2**	**879.8**
Disposals	**(39.8)**	**(100.5)**	**(28.1)**	**-**	**(168.4)**
At 31st December	**3,165.3**	**3,664.1**	**421.4**	**112.9**	**7,363.7**
Accumulated depreciation					
At 1st January	**395.4**	**1,480.7**	**210.1**	**-**	**2,086.2**
Translation adjustment	**(39.9)**	**(147.4)**	**(30.6)**	**-**	**(217.9)**
Depreciation for year	**85.0**	**316.1**	**57.1**	**-**	**458.2**
Disposals	**(16.5)**	**(72.7)**	**(19.0)**	**-**	**(108.2)**
At 31st December	**424.0**	**1,576.7**	**217.6**	**-**	**2,218.3**
Net book amount at 31st December 2003	**2,741.3**	**2,087.4**	**203.8**	**112.9**	**5,145.4**
Net book amount at 31st December 2002	2,548.6	2,149.6	223.5	82.7	5,004.4

Land and buildings purchased since 31st December 1980 are reflected at cost. Land and buildings (excluding buildings of a specialised nature) purchased prior to 31st December 1980 were revalued by professional valuers at that date on an existing use basis. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard 15 – Tangible Fixed Assets (FRS 15) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of total cost/valuation is as follows:

	€m
At valuation 31st December 1980	**57.9**
At cost post 31st December 1980	**3,107.4**
	3,165.3

Tangible assets include leased assets as follows	2003 €m	2002 €m
Cost	**23.8**	15.8
Accumulated depreciation	**(9.9)**	(10.2)
Net book amount at 31st December	**13.9**	5.6
Depreciation charge for year	**1.9**	2.0

Future tangible asset purchase commitments		
Contracted for but not provided in the financial statements	**132.1**	122.5
Authorised by the Directors but not contracted for	**87.5**	63.3

12 Financial assets

Group	Joint venture undertakings					
	Share of net assets	Goodwill	Loans	Associated companies	Other investments	Total
	€m	€m	€m	€m	€m	€m
At 1st January	**193.1**	**31.2**	**28.4**	**–**	**22.1**	**274.8**
Translation adjustment	**(27.0)**	**(4.5)**	**(0.1)**	**–**	**(1.3)**	**(32.9)**
Joint ventures becoming subsidiaries	**(11.7)**	**–**	**–**	**–**	**–**	**(11.7)**
Arising on acquisition of subsidiaries	**31.2**	**(4.3)**	**2.4**	**7.8**	**–**	**37.1**
Trade investments becoming associates (i)	**–**	**–**	**–**	**7.3**	**(7.3)**	**–**
Investments and advances (i), (ii)	**(87.3)**	**104.1**	**32.0**	**27.6**	**3.1**	**79.5**
Disposals and repayments	**–**	**–**	**(0.4)**	**–**	**(4.5)**	**(4.9)**
Retained profit less dividends paid	**6.4**	**(1.5)**	**–**	**1.9**	**–**	**6.8**
At 31st December	**104.7**	**125.0**	**62.3**	**44.6**	**12.1**	**348.7**

(i) In December 2003, the Group increased its shareholding in SAMSE, a publicly quoted builders merchant in France, from 11.2% to 20.1%, and accordingly the Group's opening investment in this company has been reclassified from other investments to investment in associate. This opening investment was carried at cost (€4.7 million) at 31st December 2002, and the market value of the investment at that date amounted to €13.0 million. The market value of the 20.1% investment at 31st December 2003 was €25.1 million. Other trade investments which became associates during the year amounted to €2.6 million.

(ii) Investments during the year include €46.5 million relating to the acquisition of a 45% stake in Cementbouw bv. This transaction was part of the Cementbouw deal completed on 3rd October 2003 which involved the acquisition of 100% of the distribution and building products operations of Cementbouw Handel & Industrie for €670.6 million (see note 29).

Company - investment in subsidiary undertakings

	Shares	Loans	Total
	€m	€m	€m
At 1st January at cost/valuation - see note 16 (i)	**1,945.0**	**1,540.0**	**3,485.0**
Investments/(repayments)	**65.0**	**(0.7)**	**64.3**
At 31st December	**2,010.0**	**1,539.3**	**3,549.3**

The Company's investment in its subsidiary undertakings was revalued at 31st December 1980 to reflect the surplus on revaluation of fixed assets of subsidiary undertakings (see note 11). The original historical cost of the shares equated to approximately €9.1 million.

	€m
At valuation 31st December 1980	**46.7**
At cost post 31st December 1980	**1,963.3**
	2,010.0

13 Disposal of fixed assets

	2003 €m	2002 €m
Assets at net book amount:		
- intangible assets	**0.9**	4.0
- tangible assets	**60.2**	66.9
- financial assets	**4.9**	19.0
	66.0	89.9
Profit on disposal of fixed assets excluding share of joint ventures and associates	**11.9**	14.5
Proceeds on disposal of fixed assets	**77.9**	104.4

14 Stocks

	2003 €m	2002 €m
Raw materials	**252.5**	236.7
Work-in-progress	**87.5**	87.5
Finished goods	**777.6**	739.8
	1,117.6	1,064.0

15 Debtors

	Group		Company	
	2003 €m	2002 €m	2003 €m	2002 €m
Amounts falling due within one year				
Trade debtors	**1,341.0**	1,232.1	**-**	-
Long-term contract debtors	**104.0**	104.4	**-**	-
Other debtors	**135.0**	100.1	**-**	-
Amounts owed by Group undertakings	**-**	-	**83.2**	78.8
Amounts owed by joint ventures and associates	**2.3**	1.4	**-**	-
Prepayments and accrued income	**98.9**	87.4	**-**	-
	1,681.2	1,525.4	**83.2**	78.8

16 Trade and other creditors

	Group		Company	
	2003	2002	**2003**	2002
	€m	€m	**€m**	€m
Amounts falling due within one year				
Trade creditors	**820.2**	744.9	**–**	–
Irish income tax and social welfare	**4.1**	4.0	**–**	–
Other income tax and social welfare	**32.6**	32.6	**–**	–
Value added tax	**45.5**	38.1	**–**	–
Deferred acquisition consideration	**58.3**	61.9	**–**	–
Other creditors	**153.9**	155.5	**3.4**	2.5
Accruals and deferred income	**384.9**	349.4	**–**	–
Amounts owed to Group undertakings	**–**	–	**0.3**	0.3
Amounts owed to joint ventures and associates	**0.2**	0.8	**–**	–
	1,499.7	1,387.2	**3.7**	2.8
Amounts falling due after more than one year				
Amounts owed to Group undertakings (i)	**–**	–	**858.1**	690.1
Deferred acquisition consideration, due as follows:				
- between one and two years	**52.8**	52.8	**–**	–
- between two and five years	**30.6**	65.6	**–**	–
- after five years	**13.1**	24.1	**–**	–
	96.5	142.5	**858.1**	690.1
	1,596.2	1,529.7	**861.8**	692.9

(i) Prior year comparatives in the Company balance sheet have been adjusted to conform with 2003 classifications and disclosure requirements.

17 Movements in working capital

	Stocks	Debtors	Creditors	Total
	€m	€m	€m	€m
At 1st January	**1,064.0**	**1,525.4**	**(1,529.7)**	**1,059.7**
Translation adjustment	**(114.8)**	**(181.1)**	**190.8**	**(105.1)**
Arising on acquisitions during the year (note 29)	**176.6**	**233.1**	**(232.3)**	**177.4**
Deferred acquisition consideration:				
- deferred in current year (note 29)	**–**	**–**	**(40.5)**	**(40.5)**
- paid during the year	**–**	**–**	**56.8**	**56.8**
Interest accruals	**–**	**(0.9)**	**(6.8)**	**(7.7)**
Increase/(decrease) in working capital	**(8.2)**	**104.7**	**(34.5)**	**62.0**
At 31st December	**1,117.6**	**1,681.2**	**(1,596.2)**	**1,202.6**
Movement in prior year	26.9	(149.9)	56.5	(66.5)

18 Loans

		2003 €m	2002 €m
Bank loans	- unsecured	**699.4**	768.9
	- secured*	**52.6**	47.6
Other term loans	- unsecured	**2,726.1**	2,318.3
	- secured*	**30.6**	28.4
		3,508.7	3,163.2
Less loans repayable within one year		**412.9**	152.9
		3,095.8	3,010.3

**Secured on specific tangible assets*

	2003 €m	2002 €m
Repayments fall due as follows		
Within one year	**412.9**	152.9
Between one and two years	**183.1**	479.5
Between two and three years	**265.9**	119.2
Between three and four years	**147.3**	202.7
Between four and five years	**162.9**	19.8
After five years	**2,336.6**	2,189.1
	3,508.7	3,163.2
Loans fully repayable within five years		
Not by instalments	**814.2**	891.1
By instalments	**64.4**	63.6
	878.6	954.7
Loans fully repayable in more than five years		
Not by instalments	**2,599.3**	2,172.3
By instalments**	**30.8**	36.2
	2,630.1	2,208.5
	3,508.7	3,163.2

***€14.5 million (2002 : €16.8 million) falls due for payment after five years*

	2003 €m	2002 €m
Finance lease obligations included above, net of interest, are due as follows		
Within one year	**4.9**	1.4
Between one and two years	**3.9**	2.5
Between two and five years	**4.8**	2.4
After five years	**8.6**	8.5
	22.2	14.8

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available at 31st December 2003, in respect of which all conditions precedent had been met, mature as follows:

Within one year	**339.3**
Between one and two years	**67.3**
Between two and five years	**201.3**
After five years	**30.1**
	638.0

19 Analysis of net debt

	At 1st January 2003 €m	Cash flow €m	Acquisitions €m	Non-cash changes €m	Translation adjustment €m	At 31st December 2003 €m
Cash	**239.2**	**20.3**	**-**	**-**	**(35.8)**	**223.7**
Bank overdrafts and demand loans	**(79.9)**	**(25.6)**	**-**	**-**	**8.1**	**(97.4)**
Total cash and demand debt	**159.3**	**(5.3)**	**-**	**-**	**(27.7)**	**126.3**
Liquid investments	**1,294.0**	**(110.4)**	**1.9**	**-**	**(111.2)**	**1,074.3**
Loans repayable within one year	**(151.5)**	**227.9**	**(20.4)**	**(460.5)**	**(3.5)**	**(408.0)**
Loans repayable after more than one year	**(2,996.9)**	**(916.3)**	**(9.1)**	**460.5**	**383.3**	**(3,078.5)**
Finance leases	**(14.8)**	**3.1**	**(12.4)**	**-**	**1.9**	**(22.2)**
Total term finance	**(3,163.2)**	**(685.3)**	**(41.9)**	**-**	**381.7**	**(3,508.7)**
Net debt	**(1,709.9)**	**(801.0)**	**(40.0)**	**-**	**242.8**	**(2,308.1)**

20 Treasury information

Interest rate and currency profile

The interest rate and currency profile of the Group's net debt and net worth as at 31st December 2003 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*3.6%*	*7.3%*	*6.9%*	*3.6%*	*7.6%*	*5.8%*
Weighted average fixed debt periods - years	*2.8*	*8.9*	*0.1*	*1.4*	*1.8*	*5.2*
Fixed rate debt	**(371.6)**	**(485.4)**	**(42.9)**	**(97.0)**	**(101.9)**	**(1,098.8)**
Floating rate debt	**(761.1)**	**(963.7)**	**(289.9)**	**(276.3)**	**(216.3)**	**(2,507.3)**
Cash and liquid investments - floating rate	**408.5**	**421.8**	**238.4**	**190.7**	**38.6**	**1,298.0**
Net debt by major currency	**(724.2)**	**(1,027.3)**	**(94.4)**	**(182.6)**	**(279.6)**	**(2,308.1)**
Loans to joint ventures	**60.9**	**-**	**1.1**	**0.3**	**-**	**62.3**
Deferred acquisition consideration falling due after more than one year	**(0.1)**	**(95.3)**	**(1.1)**	**-**	**-**	**(96.5)**
Net financial assets and liabilities (excluding short-term debtors and creditors)	**(663.4)**	**(1,122.6)**	**(94.4)**	**(182.3)**	**(279.6)**	**(2,342.3)**
Capital employed at 31st December 2003	**2,395.8**	**3,497.4**	**435.8**	**248.4**	**627.1**	**7,204.5**
Minority shareholders' equity interest	**(7.5)**	**-**	**(0.5)**	**(5.4)**	**(77.2)**	**(90.6)**
Capital grants	**(12.3)**	**-**	**(0.4)**	-	-	**(12.7)**
Shareholders' funds (net worth) at 31st December 2003	**1,712.6**	**2,374.8**	**340.5**	**60.7**	**270.3**	**4,758.9**

20 Treasury information *continued*

The corresponding interest rate and currency profile of the Group's net debt and net worth as at 31st December 2002 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*5.1%*	*7.5%*	*6.0%*	*3.6%*	*10.1%*	*6.8%*
Weighted average fixed debt periods - years	*2.0*	*7.0*	*1.0*	*2.4*	*2.4*	*4.9*
Fixed rate debt	(116.3)	(505.9)	(76.9)	(103.6)	(78.5)	(881.2)
Floating rate debt	(285.4)	(1,191.1)	(375.4)	(312.1)	(197.9)	(2,361.9)
Cash and liquid investments - floating rate	478.9	547.6	294.0	173.4	39.3	1,533.2
Net debt by major currency	77.2	(1,149.4)	(158.3)	(242.3)	(237.1)	(1,709.9)
Loans to joint ventures	26.7	–	1.2	0.5	–	28.4
Deferred acquisition consideration falling due after more than one year	–	(140.7)	(1.8)	–	–	(142.5)
Net financial assets and liabilities (excluding short-term debtors and creditors)	103.9	(1,290.1)	(158.9)	(241.8)	(237.1)	(1,824.0)
Capital employed at 31st December 2002	1,436.5	3,884.8	484.8	295.9	595.4	6,697.4
Minority shareholders' equity interest	(5.4)	–	(0.4)	(5.0)	(100.1)	(110.9)
Capital grants	(14.1)	–	(0.5)	–	–	(14.6)
Shareholders' funds (net worth) at 31st December 2002	1,520.9	2,594.7	325.0	49.1	258.2	4,747.9

The amounts shown above take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates fixed in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR, Euribor).

Cash deposits and liquid investments comprise cash deposits placed on money markets for periods of up to six months and high quality liquid investments such as commercial paper and bonds.

As explained in the finance review on pages 28 to 31, the Group's policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt by currency to ensure that the Group's debt funding sources match the currency of the Group's operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the statement of total recognised gains and losses.

Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the profit and loss account. As at 31st December 2003, these exposures were not material.

20 Treasury information *continued*

Fair values of debt, cash and liquid investments

A comparison by category of book values and fair values of all the Group's financial assets and financial liabilities (excluding short-term debtors and creditors) at 31st December 2003 and 31st December 2002 is set out below:

		Derivative contracts		Cash and liquid investments	Other financial instruments	
	Gross debt €m	Gains €m	Losses €m	€m	€m	Total €m
2002 book value	(3,152.4)	10.3	(101.0)	1,533.2	(114.1)	(1,824.0)
2002 fair value	(3,490.2)	324.5	(119.4)	1,533.2	(114.1)	(1,866.0)
Unrecognised gains and losses as at 31st December 2002	(337.8)	314.2	(18.4)	-	-	(42.0)
2003 book value	**(3,428.9)**	**18.4**	**(195.5)**	**1,298.0**	**(34.3)**	**(2,342.3)**
2003 fair value	**(3,679.0)**	**225.7**	**(205.3)**	**1,298.0**	**(34.3)**	**(2,394.9)**
Unrecognised gains and losses as at 31st December 2003	**(250.1)**	**207.3**	**(9.8)**	**-**	**-**	**(52.6)**
Reconciliation of movement in unrecognised gains and losses						
At 31st December 2002	**(337.8)**	**314.2**	**(18.4)**	**-**	**-**	**(42.0)**
Portion recognised in 2003	**97.8**	**(85.7)**	**8.4**	**-**	**-**	**20.5**
Arising in 2003	**(10.1)**	**(21.2)**	**0.2**	**-**	**-**	**(31.1)**
At 31st December 2003	**(250.1)**	**207.3**	**(9.8)**	**-**	**-**	**(52.6)**
Of which, expected to be recognised						
- in 2004	**(111.5)**	**91.3**	**(6.8)**	**-**	**-**	**(27.0)**
- after 2004	**(138.6)**	**116.0**	**(3.0)**	**-**	**-**	**(25.6)**
	(250.1)	**207.3**	**(9.8)**	**-**	**-**	**(52.6)**

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

The book value of fixed rate debt and fixed rate swaps is the outstanding principal value of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from book value. The fair value of floating rate instruments approximates book value.

As the Group has a policy of fixing interest rates on a portion of net debt, the fair value of such debt will be above book value when prevailing interest rates are below the fixed rates being paid by the Group.

At both 31st December 2003 and 31st December 2002, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair value of the Group's fixed interest rate instruments included a net unrecognised loss of €52.6 million (2002 : €42.0 million).

21 Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,445.6 million in respect of loans, bank advances and future lease obligations, €41.5 million in respect of deferred acquisition consideration, €126.9 million in respect of letters of credit and €17.5 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings in the Republic of Ireland for the financial year to 31st December 2003 and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

22 Capital grants

	2003 €m	2002 €m
At 1st January	**14.6**	15.7
Translation adjustment	**(0.1)**	-
Arising on acquisitions during the year (note 29)	**0.1**	0.7
Received	**0.1**	0.1
	14.7	16.5
Released to Group profit and loss account	**(2.0)**	(1.9)
At 31st December	**12.7**	14.6

23 Provisions for liabilities and charges

	2003 €m	2002 €m
Deferred taxation	**485.6**	478.4
Other provisions for liabilities and charges	**332.4**	300.9
	818.0	779.3

Deferred taxation

	2003 €m	2002 €m
At 1st January	**478.4**	349.5
Translation adjustment	**(63.3)**	(41.5)
Provided during the year	**67.1**	70.7
Arising on acquisitions during the year (note 29)	**0.1**	2.2
Transfers/reclassifications (i)	**3.3**	97.5
At 31st December	**485.6**	478.4
Deferred taxation represents the following total timing differences		
Fixed assets, principally depreciation	**552.4**	638.7
Stock relief	**1.4**	1.5
Other timing differences, including tax losses	**(68.2)**	(161.8)
	485.6	478.4

(i) In 2003, transfers of €3.3 million arose between deferred taxation and current tax. Implementation in 2002 of Financial Reporting Standard 19 - Deferred Tax (FRS 19) did not result in any change in the net tax charge for the Group. However, tax balances of €97.5 million previously reported under current and future tax in the balance sheet were reclassified in 2002 to deferred taxation in accordance with FRS 19.

23 Provisions for liabilities and charges *continued*

Other provisions for liabilities and charges

	At 1st January 2003 €m	Arising on acquisitions €m	Provided during year €m	Utilised during year €m	Reversed unused €m	Translation adjustment €m	At 31st December 2003 €m
Insurance (i)	**142.4**	**4.2**	**15.5**	**(7.4)**	**(3.3)**	**(21.6)**	**129.8**
Post-retirement obligations (ii)	**19.0**	**-**	**2.7**	**(2.9)**	**(1.0)**	**(1.7)**	**16.1**
Guarantees and warranties (iii)	**19.1**	**12.8**	**8.6**	**(2.8)**	**(1.7)**	**(1.6)**	**34.4**
Rationalisation and redundancy (iv)	**13.3**	**19.9**	**11.0**	**(21.4)**	**(1.5)**	**(1.4)**	**19.9**
Environment and remediation (v)	**58.0**	**18.2**	**9.2**	**(2.9)**	**(1.0)**	**(4.4)**	**77.1**
Other	**49.1**	**13.3**	**63.2**	**(62.1)**	**(4.7)**	**(3.7)**	**55.1**
Total	**300.9**	**68.4**	**110.2**	**(99.5)**	**(13.2)**	**(34.4)**	**332.4**

(i) Insurance

This provision relates to workers' compensation (employer's liability) and third party liabilities or claims covered under the Group's self-insurance schemes. Due to the timeframe that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are made.

(ii) Post-retirement obligations

These comprise provisions for post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States in addition to early retirement for certain senior executives throughout the Group. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in note 31 relating to pensions, while the principal actuarial assumptions used in determining the required provisions are that healthcare costs will increase by 7% per annum.

(iii) Guarantees and warranties

Some products carry formal guarantees of satisfactory performance of varying periods following their purchase by customers. Provision is made for the estimated cost of honouring unexpired warranties. The expected timing of any payments under such guarantees and warranties is uncertain.

(iv) Rationalisation and redundancy

These provisions relate to obligations under various rationalisation and redundancy programmes throughout the Group, none of which is individually material. The Group expects these provisions to be utilised within three years.

(v) Environment and remediation

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and constructive obligations stemming from best practice. Whilst a significant element of the total provision will reverse in the medium-term (being 2 to 10 years), the majority of the legal and constructive obligations applicable to long-lived assets will unwind over a 30-year timeframe.

24 Share capital

	Equity		Non-equity	
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each (i)	5% Cumulative Preference Shares of €1.27 each (ii)	7% 'A' Cumulative Preference Shares of €1.27 each (iii)
Authorised	**€m**	**€m**	**€m**	**€m**
At 1st January and 31st December	**235.2**	**14.7**	**0.2**	**1.1**
Number of Shares ('000)	**735,000**	**735,000**	**150**	**872**
Allotted, called-up and fully paid				
At 1st January	**167.7**	**10.5**	**0.1**	**1.1**
Share options and share participation (iv)	**0.3**	**–**	**–**	**–**
Shares issued in lieu of dividends (v)	**0.7**	**0.1**	**–**	**–**
At 31st December	**168.7**	**10.6**	**0.1**	**1.1**
Number of Shares ('000)	**527,482**	**527,482**	**50**	**872**

(i) Income Shares

The Income Shares were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's Shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8th May 2002 to cancel such elections.

(ii) 5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half yearly on 15th April and 15th October in each year.

(iii) 7% 'A' Cumulative Preference Shares

The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum and, subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 7% 'A' Cumulative Preference Shares are payable half yearly on 5th April and 5th October in each year.

(iv) Share schemes

Share option schemes Under the terms of the employees' share option schemes, options are exercisable at prices varying from €4.1058 to €19.68 and Stg£5.3287 to Stg£12.04. At 31st December 2003, options over 25,099,317 shares had not yet been exercised. This figure includes options over 7,342,225 shares and 8,812,201 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

24 Share capital *continued*

Savings-related share option schemes Under the terms of the savings-related share option schemes, options are outstanding over 527,914 shares and 895,198 shares, granted pursuant to three and five-year contracts respectively, and are exercisable at prices varying from €10.63 to €16.09 and Stg£7.18 to Stg£10.08. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 'Employee share schemes', no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes At 31st December 2003, 4,793,450 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these schemes were issued at market value on the dates of appropriation.

During the ten-year period commencing on 3rd May 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v) Shares issued in lieu of dividends

In May 2003, 1,764,604 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €12.75 per share, instead of part or all of the cash element of their 2002 final dividend. In November 2003, 306,121 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €16.22 per share, instead of part or all of the cash element of their 2003 interim dividend.

25 Reserves

Group	Share premium account €m	Other reserves €m
At 1st January	**2,038.3**	**9.9**
Premium on shares issued	**40.1**	**–**
Expenses paid in respect of share issues	**(0.1)**	**–**
At 31st December	**2,078.3**	**9.9**

Company	Share premium account €m	Revaluation reserve €m	Profit and loss account €m
At 1st January	**2,042.4**	**41.5**	**553.7**
Premium on shares issued	**40.1**	**–**	**–**
Expenses paid in respect of share issues	**(0.1)**	**–**	**–**
Profit before taxation	**–**	**–**	**0.6**
Dividend received from subsidiary undertaking	**–**	**–**	**4.8**
Dividends	**–**	**–**	**(148.3)**
Currency translation effects	**–**	**–**	**(1.2)**
At 31st December	**2,082.4**	**41.5**	**409.6**

In accordance with Section 3 (2) of the Companies (Amendment) Act, 1986, the profit and loss account of the Company has not been presented separately in these financial statements.

26 Reconciliation of movements in shareholders' funds

	2003 €m	2002 €m
At 1st January	**4,747.9**	4,735.4
Profit retained for the financial year	**492.4**	490.0
Currency translation effects:		
- on results for the year	**(23.7)**	(31.7)
- on foreign currency net investments	**(498.8)**	(482.5)
Issue of shares	**13.7**	13.8
Shares issued in lieu of dividends	**27.5**	23.3
Expenses paid in respect of share issues	**(0.1)**	(0.4)
At 31st December	**4,758.9**	4,747.9

27 Minority shareholders' equity interest

	2003 €m	2002 €m
At 1st January	**110.9**	135.1
Translation adjustment	**(16.3)**	(17.1)
Profit on ordinary activities after taxation (less attributable to joint ventures)	**5.7**	5.5
Dividends paid	**(12.9)**	(11.1)
Arising on acquisitions during the year (note 29)	**3.2**	(1.5)
At 31st December	**90.6**	110.9

28 Reconciliation of operating profit to net cash inflow from operating activities

	2003 €m	2002 €m
Group operating profit (before goodwill amortisation)	**1,004.5**	1,014.6
Depreciation charge	**458.2**	456.3
Capital grants released	**(2.0)**	(1.9)
Net movement on provisions during the year	**(2.5)**	18.0
(Increase)/decrease in working capital (note 17)	**(62.0)**	66.5
Net cash inflow from operating activities	**1,396.2**	1,553.5

29 Acquisition of subsidiary undertakings

The principal acquisitions during 2003 were:

Europe

Materials businesses – 86% of Trzuskawica and Kujawy Lime in Poland; and Veljekset Turpeinen, NCC Tampere and Betokari in Finland.

Products & Distribution businesses – Cementbouw Handel & Industrie, three Gamma stores and Unidek in the Netherlands; Heeren, Gamma Leuven, Plakabeton, Maessen and Duffeleer in Belgium; Adronit, Magnetic Autocontrol and Gera in Germany; Premac in Slovakia; Betonelement in Denmark; and three concrete pole manufacturing plants from Amec Spie in France.

Americas

Materials businesses – S.E. Johnson, Osterland, Thomas Asphalt Paving Company and Portage Limestone Company in Ohio; formation of a joint venture with Edward C. Levy in Michigan; Bean's Lime & Stone in West Virginia; Valley Readymix in Washington state; Blahnik Corporation in Montana; Barletta Construction in Maine; Kaminski Brothers in Pennsylvania; and an exchange transaction whereby six quarries in southeastern United States and a quarry in Michigan were obtained in consideration for five quarries in Indiana.

Products & Distribution businesses – Northfield Block in Chicago; Bend Industries in Wisconsin; Matt Stone Company in the southern states; Georgia Masonry Supply in Atlanta; Global Stone's Lawn and Garden business with operations in Georgia, Virginia and Pennsylvania; Supreme Concrete Block in Washington, D.C.; Southwest Aluminum Systems in Arizona; April Industries in Québec, Canada; Gypsum Products in Colorado; Remodelers Supply (South Side) in Chicago; and BASS Supply in Philadelphia.

	2003 €m	2002 €m
Tangible assets	**879.8**	607.1
Financial assets	**25.4**	(7.0)
Stocks	**176.6**	145.5
Debtors	**233.1**	168.3
Creditors	**(232.3)**	(124.0)
Taxation, including deferred taxation	**(10.5)**	(6.9)
Provisions	**(68.4)**	(5.3)
Capital grants	**(0.1)**	(0.7)
Minority shareholders' equity interest	**(3.2)**	1.5
Net assets acquired at fair value	**1,000.4**	778.5
Goodwill arising on acquisition	**519.1**	185.1
Consideration	**1,519.5**	963.6
Satisfied by		
Cash payment	**1,110.1**	810.4
Cash acquired on acquisition	**(35.3)**	(50.4)
Bank overdrafts assumed on acquisition	**364.2**	33.7
Net cash outflow	**1,439.0**	793.7
Loans and finance leases, net of liquid investments, assumed on acquisition	**40.0**	95.8
Deferred acquisition consideration	**40.5**	74.1
	1,519.5	963.6

29 Acquisition of subsidiary undertakings *continued*

The acquisition of the distribution and building products operations of Cementbouw Handel & Industrie (Cementbouw) was completed for a total consideration of €670.6 million on 3rd October 2003. The impact of this transaction on the Group cash flow statement is set out below. As disclosed in note 12, on the same date CRH acquired a 45% stake in Cementbouw bv, a leveraged buyout of Cementbouw's materials operations, for €46.5 million.

	Operating cash flow €m	Returns on investments and servicing of finance €m	Taxation €m	Capital expenditure €m
Impact of Cementbouw on the Group cash flow statement for 2003	**43.1**	**(1.8)**	**(9.3)**	**(9.9)**

The impact of other 2003 acquisitions on the cash flow statement was not material.

Pre-acquisition profit and loss details of Cementbouw (i)	Pre-acquisition 2003 €m	Full year 2002 €m
Operating profit	52.8	71.8
Profit after tax and minority interest	6.6	9.0

(i) Cementbouw's financial year ended on 31st December.

Fair values and goodwill on acquisition

Goodwill arising in 2003 in respect of the acquisition of subsidiary undertakings amounted to €519.1 million and comprises:

	Fair values €m	Consideration €m	Goodwill €m
Cementbouw	**363.0**	**670.6**	**307.6**
Other acquisitions	**637.4**	**848.9**	**211.5**
	1,000.4	**1,519.5**	**519.1**

Fair values on acquisition

The fair values were calculated as follows	Book values €m	Revaluation €m	Accounting policy alignment €m	Fair values €m
Cementbouw				
Fixed assets	**243.0**	**61.7**	**-**	**304.7**
Working capital	**82.1**	**6.2**	**-**	**88.3**
Provisions	**(9.1)**	**(6.4)**	**-**	**(15.5)**
Taxation, including deferred taxation	**(18.2)**	**3.7**	**-**	**(14.5)**
Net assets	**297.8**	**65.2**	**-**	**363.0**
Goodwill	**372.8**	**(65.2)**	**-**	**307.6**
Consideration - Cementbouw acquisition	**670.6**	**-**	**-**	**670.6**

29 Acquisition of subsidiary undertakings *continued*

Other acquisitions	Book values €m	Revaluation €m	Accounting policy alignment €m	Fair values €m
Fixed assets	**401.3**	**200.0**	**(0.8)**	**600.5**
Working capital	**101.2**	**(7.1)**	**(5.0)**	**89.1**
Provisions	**(40.7)**	**(12.2)**	**-**	**(52.9)**
Taxation, including deferred taxation	**(2.7)**	**6.7**	**-**	**4.0**
Capital grants	**(0.1)**	**-**	**-**	**(0.1)**
Minority shareholders' equity interest	**(3.7)**	**0.5**	**-**	**(3.2)**
Net assets	**455.3**	**187.9**	**(5.8)**	**637.4**
Goodwill	**393.6**	**(187.9)**	**5.8**	**211.5**
Consideration - other acquisitions	**848.9**	**-**	**-**	**848.9**
Total consideration	**1,519.5**	**-**	**-**	**1,519.5**

Provisions amounting to €13.7 million were made in respect of reorganisation, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition.

The fair values set out above include provisional valuations for certain acquisitions completed in 2003; any eventual revisions to these provisional values will be reflected in the 2004 financial statements.

30 Operating leases

Operating lease rentals (charged before arriving at Group operating profit)	2003 €m	2002 €m
Hire of plant and machinery	**63.5**	62.6
Land and buildings	**52.9**	53.6
Other operating leases	**11.6**	10.5
	128.0	126.7

Annual commitments under operating leases which expire	Plant and machinery €m	Land and buildings €m	Other leases €m
Within one year	**7.3**	**11.0**	**2.4**
After one but within five years	**18.9**	**23.5**	**10.5**
After five years	**1.3**	**24.6**	**1.9**
	27.5	**59.1**	**14.8**

31 Pensions

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Spain, Germany, Estonia, Latvia, Russia, Slovakia, Ukraine, Argentina and Chile. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €113.8 million (2002 : €107.9 million) of which €53.2 million (2002 : €48.3 million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group's defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain, either the attained age or projected unit credit methods are used to assess pension costs, while in the Netherlands and Switzerland the valuations reflect the current unit method. In the case of the United States, valuations are performed using a variety of actuarial cost methodologies - current unit, projected unit and aggregate cost. The actuarial valuations range from April 2001 to December 2003.

31 Pensions *continued*

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rates of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

The market value of the assets in the Group's defined benefit schemes as at the respective valuation dates totalled €1,091.1 million. As at those dates, a number of the schemes had a deficit on a current funding level basis; the combined deficiency of €104.2 million in these schemes, which have combined assets of €519.5 million, is being funded over the weighted average service lives of the members. A current funding level valuation determines whether the market value of the assets would have been sufficient at the valuation date to cover liabilities arising in respect of pensions in payment, preserved benefits for members whose pensionable service has ceased and accrued benefits for members in pensionable service, based on pensionable service to and pensionable earnings at the date of valuation, including revaluation on the statutory basis or such higher basis as has been promised. The valuations indicated that the actuarial value of total scheme assets was sufficient to cover 96% of the benefits that had accrued to the members of the combined schemes as at the valuation dates. This ratio expresses the proportion at the valuation date of the actuarial value of liabilities for pensioners' and deferred pensioners' benefits and for members' accrued benefits that is covered by the actuarial value of the assets excluding the actuarial value of future contributions.

At the year-end, €60.4 million (2002 : €45.2 million) was included in creditors in respect of pension liabilities and €3.3 million (2002 : €3.9 million) was included in debtors in respect of pension prepayments.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17 - Retirement Benefits

Financial Reporting Standard 17 - Retirement Benefits (FRS 17), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). Full implementation of the new accounting rules prescribed by FRS 17 has been deferred by the Accounting Standards Board. The Group has elected to avail of the transitional provisions outlined in the standard which permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the impact of the adoption of FRS 17 as at 31st December 2003 and 31st December 2002.

CRH operates defined benefit pension schemes in Ireland, Britain & Northern Ireland, the Netherlands, Switzerland and the United States. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes' independent and qualified actuaries to take account of the requirements of the new accounting standard in order to assess the liabilities of the combined defined benefit pension schemes as at 31st December 2003 and 31st December 2002. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities

The major long-term assumptions used by the Group's actuaries to calculate scheme liabilities under FRS 17 as at 31st December 2003 and 31st December 2002 are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		US	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Rate of increase in salaries	**4%**	4%	**4.5%**	4.5%	**4%**	4%	**2.25%**	2.25%	**4.5%**	4.5%
Rate of increase in pensions in payment	**2%**	2%	**3%**	3%	**2%**	2%	**1.5%**	1.5%	**-**	-
Inflation	**2%**	2%	**2.5%**	2.5%	**2%**	2%	**1.5%**	1.5%	**2.5%**	2.5%
Discount rate	**5.25%**	5.5%	**5.5%**	5.75%	**5.25%**	5.5%	**3.5%**	3.75%	**6.25%**	6.75%

Scheme assets

The long-term rates of return expected at 31st December 2003 and 31st December 2002, analysed by class of investment, are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		US	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Equities	**8.25%**	8.5%	**8%**	8%	**8.25%**	8.5%	**6%**	6.5%	**8.5%**	9%
Bonds	**5%**	4.75%	**4.75%**	4.5%	**5%**	4.75%	**3.5%**	4%	**6%**	6.75%
Property	**7%**	7%	**7%**	7%	**7%**	7%	**4%**	4%	**7%**	7%
Other	**3.5%**	3.5%	**3.5%**	3.5%	**3.5%**	3.5%	**2.5%**	2.5%	**3%**	3%

31 Pensions *continued*

Impact of FRS 17 on Group balance sheet

The net pension liability as at 31st December 2003 is analysed as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	US €m	Total €m
Equities	**345.9**	**193.8**	**62.1**	**59.4**	**79.5**	**740.7**
Bonds	**131.1**	**106.7**	**78.5**	**75.2**	**35.0**	**426.5**
Property	**47.3**	**–**	**1.3**	**46.9**	**–**	**95.5**
Other	**12.7**	**4.0**	**9.0**	**10.0**	**4.9**	**40.6**
Total market value of assets	**537.0**	**304.5**	**150.9**	**191.5**	**119.4**	**1,303.3**
Actuarial value of liabilities	**(538.9)**	**(439.2)**	**(213.5)**	**(177.8)**	**(157.9)**	**(1,527.3)**
Recoverable (deficit)/surplus in schemes	**(1.9)**	**(134.7)**	**(62.6)**	**13.7**	**(38.5)**	**(224.0)**
Related deferred taxation asset/(liability)	**0.2**	**40.4**	**21.9**	**(4.8)**	**15.4**	**73.1**
Net pension (liability)/asset	**(1.7)**	**(94.3)**	**(40.7)**	**8.9**	**(23.1)**	**(150.9)**

The corresponding net pension liability as at 31st December 2002 was as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	US €m	Total €m
Equities	315.0	167.5	27.3	41.3	71.3	622.4
Bonds	112.7	101.4	27.4	92.7	36.3	370.5
Property	48.5	–	–	37.0	–	85.5
Other	13.6	11.7	1.4	11.5	17.9	56.1
Total market value of assets	489.8	280.6	56.1	182.5	125.5	1,134.5
Actuarial value of liabilities	(489.2)	(398.4)	(100.9)	(169.6)	(171.0)	(1,329.1)
Recoverable (deficit)/surplus in schemes	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Related deferred taxation asset/(liability)	(0.1)	35.3	15.7	(4.5)	18.2	64.6
Net pension (liability)/asset	0.5	(82.5)	(29.1)	8.4	(27.3)	(130.0)

	2003 €m	2002 €m
Net assets		
Total Group net assets excluding pension liability	**4,849.5**	4,858.8
Pension liability	**(150.9)**	(130.0)
Net assets including pension liability	**4,698.6**	4,728.8
Reserves		
Profit and loss account excluding pension liability	**2,490.2**	2,520.3
Pension liability	**(150.9)**	(130.0)
Profit and loss account including pension liability	**2,339.3**	2,390.3

Impact of FRS 17 on reported profit

The following is a pro-forma indication of the impact on the Group profit and loss account for 2003 and 2002 if CRH had implemented FRS 17 in full for the two years ended 31st December 2003 and 31st December 2002.

	2003			2002		
	SSAP 24 pension expense €m	**Total net pension cost under FRS 17 €m**	**Incremental profit impact of FRS 17 €m**	SSAP 24 pension expense €m	Total net pension cost under FRS 17 €m	Incremental profit impact of FRS 17 €m
Impact on Group operating profit						
Pension cost/current service cost	**(113.8)**	**(116.5)**	**(2.7)**	(107.9)	(108.9)	(1.0)
Past service cost	**–**	**(10.4)**	**(10.4)**	–	(1.9)	(1.9)
Total operating charge	**(113.8)**	**(126.9)**	**(13.1)**	(107.9)	(110.8)	(2.9)
Impact on other finance income						
Expected return on pension scheme assets	**–**	**72.4**	**72.4**	–	95.5	95.5
Interest on pension scheme liabilities	**–**	**(70.3)**	**(70.3)**	–	(69.7)	(69.7)
Net return	**–**	**2.1**	**2.1**	–	25.8	25.8
Total net impact on reported profits	**(113.8)**	**(124.8)**	**(11.0)**	(107.9)	(85.0)	22.9

31 Pensions *continued*

Analysis of amount which would have been recognised in 2003 statement of total recognised gains and losses (STRGL)

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	US	Total
	€m	€m	€m	€m	€m	€m
Actual return less expected return on pension scheme assets	**24.6**	**23.3**	**15.6**	**7.6**	**13.6**	**84.7**
Experience gains and losses arising on the scheme liabilities	**(8.3)**	**2.0**	**-**	**(0.9)**	**(0.6)**	**(7.8)**
Changes in assumptions underlying the present value of scheme liabilities	**(27.8)**	**(46.7)**	**(3.3)**	**(6.0)**	**(11.6)**	**(95.4)**
Actuarial (loss)/gain recognised in STRGL	**(11.5)**	**(21.4)**	**12.3**	**0.7**	**1.4**	**(18.5)**
Movement in (deficit)/surplus during 2003						
Recoverable (deficit)/surplus at 1st January	**0.6**	**(117.8)**	**(44.8)**	**12.9**	**(45.5)**	**(194.6)**
Translation	**-**	**9.6**	**-**	**(0.9)**	**7.8**	**16.5**
Movement in year						
Acquisitions/disposals	**-**	**-**	**(16.0)**	**(0.1)**	**-**	**(16.1)**
Current service costs	**(10.1)**	**(13.6)**	**(6.5)**	**(5.9)**	**(6.3)**	**(42.4)**
Employer contributions paid	**10.2**	**13.2**	**8.2**	**5.3**	**2.5**	**39.4**
Past service costs: (enhancements)/curtailments	**-**	**-**	**(13.8)**	**-**	**3.4**	**(10.4)**
Other finance income	**8.9**	**(4.7)**	**(2.0)**	**1.7**	**(1.8)**	**2.1**
Actuarial (loss)/gain recognised in STRGL	**(11.5)**	**(21.4)**	**12.3**	**0.7**	**1.4**	**(18.5)**
Recoverable (deficit)/surplus at 31st December	**(1.9)**	**(134.7)**	**(62.6)**	**13.7**	**(38.5)**	**(224.0)**
Experience gains and losses in 2003						
Actual return less expected return on pension scheme assets (€m)	**24.6**	**23.3**	**15.6**	**7.6**	**13.6**	**84.7**
% of scheme assets	**4.6%**	**7.7%**	**10.3%**	**4.0%**	**11.4%**	**6.5%**
Experience gains and losses arising on the scheme liabilities (€m)	**(8.3)**	**2.0**	**-**	**(0.9)**	**(0.6)**	**(7.8)**
% of the present value of the scheme liabilities	**1.5%**	**-0.5%**	**-**	**0.5%**	**0.4%**	**0.5%**
Total amount recognised in STRGL (€m)	**(11.5)**	**(21.4)**	**12.3**	**0.7**	**1.4**	**(18.5)**
% of the present value of the scheme liabilities	**2.1%**	**4.9%**	**-5.8%**	**-0.4%**	**-0.9%**	**1.2%**

The corresponding amount which would have been recognised in 2002 STRGL is analysed as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	US	Total
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Changes in assumptions underlying the present value of scheme liabilities	(20.1)	-	(4.3)	(2.1)	(5.9)	(32.4)
Actuarial loss recognised in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Movement in (deficit)/surplus during 2002						
Recoverable surplus/(deficit) at 1st January	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Translation	-	5.6	-	0.3	5.9	11.8
Movement in year						
Acquisitions/disposals	-	-	-	(1.3)	-	(1.3)
Current service costs	(8.3)	(14.4)	(6.1)	(3.7)	(6.5)	(39.0)
Employer contributions paid	1.5	11.2	4.3	3.0	1.9	21.9
Past service costs: enhancements	-	(0.6)	(0.7)	-	(0.6)	(1.9)
Other finance income	23.5	0.9	0.7	1.2	(0.5)	25.8
Actuarial loss recognised in STRGL	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Recoverable (deficit)/surplus at 31st December	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Experience gains and losses in 2002						
Actual return less expected return on pension scheme assets (€m)	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
% of scheme assets	-35%	-21%	-30%	-9%	-20%	-25%
Experience gains and losses arising on the scheme liabilities (€m)	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
% of the present value of the scheme liabilities	3%	1%	5%	-10%	-1%	0.4%
Total amount recognised in STRGL (€m)	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
% of the present value of the scheme liabilities	42%	16%	26%	1%	17%	25%

32 Board approval

The Board of Directors approved the financial statements on 1st March 2004.

CRH shares are traded in the US on the National Association of Securities Dealers Automated Quotation System (NASDAQ) in the form of American Depositary Shares (ADSs) and held in the form of American Depositary Receipts (ADRs). The ticker symbol is CRHCY. The administration of the ADRs is handled by Citibank, N.A. of New York. Each ADS represents one Ordinary Share of the Company.

CRH will be filing an Annual Report on Form 20-F in respect of the year ended 31st December 2003 with the Securities and Exchange Commission (SEC). This report is available to shareholders when filed and copies will be supplied on application to the Secretary.

The consolidated financial statements on pages 52 to 86 are prepared in accordance with accounting principles generally accepted in the Republic of Ireland (Irish GAAP). Irish GAAP, which are consistent with accounting principles generally accepted in the United Kingdom, differ in certain significant respects from accounting principles generally accepted in the United States (US GAAP). The adjustments necessary to state net income and shareholders' equity under US GAAP are shown in the table on page 89.

(i) Asset retirement obligations

In June 2001, the US Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No.143 "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 is effective for accounting periods beginning after 15th June 2002. SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations (ARO) when they are incurred (typically when the asset is purchased). Over time, the ARO liability is accreted for the change in its present value each period. While Irish GAAP similarly require such liabilities to be recognised as provisions, the detailed computations required by SFAS 143 result in differences between Irish and US GAAP; the adjustments under US GAAP are described below.

The Group's liability for restoration of quarry assets arises over a number of reporting periods and is directly related to the degree of extraction performed. Under both Irish GAAP and US GAAP the Group has adopted an incremental provisioning methodology in order to recognise asset retirement obligations in line with extraction. Incremental liabilities incurred in subsequent reporting periods are considered to be an additional layer of the original liability and are calculated using assumptions applicable in those subsequent periods.

The long-lived asset, and related ARO, arising on implementation of SFAS 143 as at 1st January 2003 amounted to €17.6 million (before accumulated depreciation or accretion) of which €11.9 million related to acquisitions and €5.7 million related to existing operations. The element which related to acquisitions had been capitalised as goodwill under purchase accounting under both Irish and US GAAP, but would have been capitalised as long-lived assets had SFAS 143 existed at the acquisition dates.

The cumulative catch-up adjustment to 1st January 2003 of €6.5 million charged against income in the 2003 reconciliation comprises accumulated long-lived asset depreciation expense of €2.3 million, cumulative accretion expense of €6.9 million on the total ARO liability, AROs of €5.7 million relating to existing operations, less €4.5 million already charged to accumulated net income under Irish GAAP and less the related deferred taxation impact of all of the above entries of €3.9 million. In addition, depreciation and ARO accretion expense under US GAAP for the year ended 31st December 2003 amounts to €1.6 million, compared with a €0.9 million expense recorded under Irish GAAP, resulting in a net US GAAP adjustment for the current year of €0.7 million charged against income.

(ii) Accounting for derivative instruments and hedging activities

SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires that, for US GAAP purposes only, all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognised in the statement of other comprehensive income until the hedged item is recognised in income. The ineffective portion of a derivative's change in fair value is immediately recognised in income. Irish GAAP does not require that derivatives be recognised on the balance sheet at fair value.

(iii) Stock-based employee compensation expense

Under the terms of the Group's employee share option schemes, as described in note 24 to the consolidated financial statements, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the share option schemes are variable plans within the meaning of the US Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Under Irish GAAP, such employee options do not currently result in charges against income.

US GAAP, as set forth in SFAS 123 "Accounting for Stock-Based Compensation", encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognised based on the fair value of share options granted.

The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date on which achievement of the EPS growth targets is deemed probable, if later, to the "date of measurement" based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The "date of measurement" is the first date on which the relevant EPS growth targets have been achieved.

(iv) Goodwill

With effect for accounting periods ended on or after 23rd December 1998, Irish GAAP require goodwill to be capitalised and amortised periodically against income. Prior to the 1998 financial year, goodwill was written-off as incurred against shareholders' equity. As permitted by Irish GAAP, all goodwill thus written-off against shareholders' equity under the Group's former accounting policy remains eliminated against that equity and has not been reinstated in the Group balance sheet. This is not permitted under US GAAP, and accordingly an adjustment is required under US GAAP to capitalise all goodwill eliminated against shareholders' equity. Under US GAAP in effect until 1st January 2002 (see paragraph below referring to SFAS 141 and SFAS 142 issued by the FASB in June 2001), this capitalised goodwill was also required to be amortised to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

In June 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which were effective for fiscal years beginning after 15th December 2001. Under the new rules, goodwill is no longer amortised under US GAAP, but is subject to annual impairment tests in accordance with the Statements. In addition, impairment tests are also required at other dates if indicators of impairment are present. The Group applied the new rules on accounting for goodwill and other intangible assets beginning 1st January 2002 and performed the first of the required annual impairment tests of goodwill as of that date. Both the 2002 and 2003 impairment tests indicated that no impairment had occurred.

The Irish GAAP goodwill amortisation expense of €75.5 million for the year ended 31st December 2003 is eliminated under US GAAP and replaced by a net expense of €29.8 million, comprising acquisition-related payments of €13.4 million included in goodwill under Irish GAAP and expensed under US GAAP, a depreciation credit of €0.7 million and a net charge of €17.1 million for intangible asset amortisation.

(v) Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under US GAAP and accordingly adjustments to net income and shareholders' equity are required to eliminate the effect of such restatements.

(vi) Capital grants deferred

Under Irish GAAP, capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the income statement annually over the useful economic life of the asset to which it relates. Under US GAAP, this deferred credit would be netted against the gross cost of the relevant tangible fixed asset and the depreciation expense would be reduced accordingly. However, the differing presentation of capital grants under Irish and US GAAP does not give rise to any difference with respect to net income and shareholders' equity.

(vii) Impairment of long-lived assets

Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal. Under US GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. Such impairment reviews are only performed if impairment indicators exist. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. These financial statements do not reflect any asset impairments under either Irish or US GAAP in the years ended 31st December 2003 and 31st December 2002.

(viii) Pensions

Under Irish GAAP (as set out in SSAP 24 – see note 31 to the consolidated financial statements), pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised. US GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates. Furthermore, under US GAAP, an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognised prior service cost must be included within other comprehensive income.

(ix) Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were written-off in the income statement in the period in which costs were incurred as permitted by Irish GAAP. With effect from 1st January 2002, the Group amortises such expenses to income over the life of the debt, which is consistent with US GAAP.

(x) Dividends

Under Irish GAAP, dividends declared after the end of an accounting period in respect of that accounting period are deducted in arriving at the retained earnings at the end of that period. Under US GAAP, dividends are charged in the period in which the dividends are declared.

(xi) Deferred taxation and mineral reserves

The adjustments to net income under US GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page 89. While Irish GAAP, and the Group's accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109 "Accounting for Income Taxes", with the exception of the issue detailed in the following paragraph.

The Group has amended amounts previously reported under deferred taxation in the reconciliation of shareholders' equity under US GAAP to classify separately the unamortised cumulative uplift in mineral rights acquired in business acquisitions in previous years arising from temporary differences under SFAS 109 and the related deferred taxation liability; these amounts had been netted off in the reconciliations presented in previous years. A corresponding adjustment has been made to the reconciliation of net income to classify separately the amortisation of mineral reserves and the equal release in deferred income tax, resulting in a reduction in operating income under US GAAP and an equivalent reduction in income tax expense. These reclassifications have no net effect on the previously reported net income or net shareholders' equity under US GAAP. Under Irish GAAP, such deferred taxation differences are not recognised.

(xii) Other investments

Under Irish GAAP, investments listed on a recognised stock exchange are shown at cost. Where the securities are considered to be available-for-sale, US GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognised in other comprehensive income.

(xiii) Interest capitalised

The interest relating to qualifying assets for 2003, 2002 and 2001 was not significant. Therefore, no adjustment was made to the carrying amounts of such qualifying assets to include an amount for capitalised interest expense as required by SFAS 34 "Capitalization of Interest Costs".

(xiv) Currency translation adjustment

The Group's financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries are translated into euro at average exchange rates for each year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the Statement of total recognised gains and losses under Irish GAAP and in the Statement of comprehensive income under US GAAP. The currency translation adjustment included in comprehensive income on page 90 also includes the translation impact of the adjustments to net income under US GAAP for each year.

Effect on net income	2003 €m	2002 €m
Net income (profit attributable to ordinary shareholders) as reported in the Group profit and loss account	**640.6**	623.3
US GAAP adjustments		
Cumulative adjustment on adoption of SFAS 143 (i)	**(6.5)**	–
Asset retirement obligation - liability accretion and asset depreciation charge (i)	**(0.7)**	–
(Loss)/profit on derivative instruments (ii)	**(20.0)**	11.5
Stock-based employee compensation (iii)	**(5.1)**	19.4
Amortisation of intangible assets (iv)	**45.7**	41.4
Adjustments due to elimination of revaluation surplus (v)		
- depreciation	**0.3**	0.4
Pensions (viii)	**(15.7)**	15.5
Amortisation of debt issue expenses (ix)	**(0.3)**	(0.4)
Deferred taxation and mineral reserves (xi)		
- temporary differences	**3.5**	3.5
- uplift in mineral reserves	**(8.2)**	(9.2)
Net income attributable to ordinary shareholders under US GAAP	**633.6**	705.4
Arising from		
Net income from continuing operations	**640.1**	705.4
Cumulative adjustment on adoption of SFAS 143 (i)	**(6.5)**	–
Net income attributable to ordinary shareholders under US GAAP	**633.6**	705.4
Net income per share		
Basic net income arising from continuing operations per Ordinary Share/ ADS under US GAAP	**121.8c**	134.9c
Cumulative adjustment on adoption of SFAS 143 (i)	**(1.2c)**	–
Basic net income per Ordinary Share/ADS under US GAAP	**120.6c**	134.9c

Cumulative effect on shareholders' equity	2003 €m	2002 €m
Shareholders' equity as reported in the Group balance sheet	**4,758.9**	4,747.9
US GAAP adjustments		
SFAS 143 - net adjustments for asset retirement obligations (i)	**(10.2)**	–
Hedging instruments - fair value adjustments (ii)	**(3.3)**	(2.0)
Goodwill (iv)	**418.8**	379.3
Elimination of revaluation surplus (v)	**(28.5)**	(28.9)
Pensions (viii)	**120.1**	129.4
Debt issue expenses prepaid (ix)	**1.6**	2.3
Proposed dividends (x)	**105.0**	94.2
Deferred taxation and mineral reserves (xi)		
- temporary differences	**(360.9)**	(336.4)
- unamortised cumulative uplift in mineral reserves	**276.2**	278.2
Other investments (xii)	**–**	8.3
Shareholders' equity under US GAAP	**5,277.7**	5,272.3

Statement of comprehensive income

	2003 €m	2002 €m
Comprehensive income under US GAAP is as follows		
Net income attributable to ordinary shareholders under US GAAP	**633.6**	705.4
Other comprehensive income:		
- currency translation adjustment (xiv)	**(553.8)**	(548.6)
- derivative instruments - fair value adjustments (ii)	**18.7**	(1.8)
- movement in minimum liability on pensions (viii)	**3.3**	(22.0)
- unrealised (loss)/gain on investment (xii)	**(5.2)**	0.8
	(537.0)	(571.6)
Comprehensive income	**96.6**	133.8

Accumulated other comprehensive income as at 31st December

	2003 €m	2002 €m
Accumulated foreign currency translation (xiv)	**(708.9)**	(155.1)
Cumulative fair value adjustment on derivatives (ii)	**30.3**	11.6
Minimum liability on pensions (viii)	**(18.7)**	(22.0)
Valuation of available-for-sale securities (xii)	**–**	5.2
	(697.3)	(160.3)

Dividend payments

An interim dividend of 8.2c, with scrip alternative, was paid in respect of Ordinary Shares on 7th November 2003.

A final dividend of 19.9c, if approved, will be paid in respect of Ordinary Shares on 10th May 2004. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax (DWT) must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT and have been sent the relevant form. Further copies of the form may be obtained from Capita Corporate Registrars Plc. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Corporate Registrars Plc to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are paid in euro. In order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders resident in the UK and the US respectively, unless they require otherwise.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15th April and 15th October.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5th April and 5th October.

CREST

Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share price data

		2003 €	2002 €
Share price at 31st December		**16.28**	11.75
Market capitalisation		**8.6bn**	6.2bn
Share price movement			
during the year:	- high	**17.37**	20.70
	- low	**11.00**	11.10

Shareholdings as at 31st December 2003

Ownership of Ordinary Shares

Category	Number of shares held '000	% of total
Individuals	41,540	7.88
Nominees	471,248	89.34
Insurance companies	605	0.11
Other corporate bodies	9,513	1.80
Pension funds	4,576	0.87
	527,482	100

Holdings	Number of accounts	% of total
1 - 1,000	15,334	57.17
1,001 - 10,000	9,753	36.36
10,001 - 100,000	1,430	5.33
100,001 - 1,000,000	246	0.92
Over 1,000,000	61	0.22
	26,824	100

Stock Exchange listings

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the US.

Financial calendar

Announcement of final results for 2003	2nd March 2004
Ex-dividend date	10th March 2004
Record date for dividend	12th March 2004
Latest date for receipt of scrip forms	23rd April 2004
Annual General Meeting	5th May 2004
Dividend payment date and first day of dealing in scrip dividend shares	10th May 2004
Trading update statement	6th July 2004
Announcement of interim results for 2004	31st August 2004

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Form 20-F, which is filed annually with the US Securities and Exchange Commission, and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Corporate Registrars Plc,
P.O. Box 7117, Dublin 2.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts either by accessing CRH's website and selecting "Registrars Details" under "Shareholder Services" or by accessing the Registrars' website, www.capitacorporateregistrars.ie. This facility allows shareholders to check their shareholdings and to download standard forms required to initiate changes in details held by the Registrars.

Group financial summary

		1993 €m	1994 €m	1995 €m	1996 €m	1997 €m
Turnover including share of joint ventures		1,904.8	2,193.3	2,520.0	3,354.1	4,234.3
Less share of joint ventures		110.5	128.5	92.9	152.0	154.7
		1,794.3	2,064.8	2,427.1	3,202.1	4,079.6
Operating profit		128.7	171.7	223.2	282.7	348.5
Goodwill amortisation		–	–	–	–	–
Profit on disposal of fixed assets		(3.0)	1.5	1.4	0.8	9.2
Exceptional items		–	–	–	–	–
Profit on ordinary activies before interest		125.7	173.2	224.6	283.5	357.7
Net interest payable						
- Group		(28.1)	(23.4)	(19.1)	(24.3)	(32.1)
- share of joint ventures and associates		(2.3)	(1.6)	(1.6)	(3.3)	(4.1)
Profit on ordinary activities before taxation		95.3	148.2	203.9	255.9	321.5
Taxation on profit on ordinary activities		(17.6)	(27.7)	(41.8)	(58.3)	(75.7)
Taxation on exceptional items		–	–	–	–	–
Profit on ordinary activities after taxation		77.7	120.5	162.1	197.6	245.8
Employment of capital						
Fixed assets						
- Intangible asset - goodwill		–	–	–	–	–
- Tangible assets		718.0	806.5	895.2	1,235.5	1,518.8
- Financial assets		57.3	73.0	118.2	127.3	131.5
Net current assets	(a)	106.2	114.4	132.9	255.3	313.4
Other liabilities	(b)	–	–	(13.0)	(25.0)	(60.8)
		881.5	993.9	1,133.3	1,593.1	1,902.9
Financed as follows						
Equity shareholders' funds		733.9	756.4	868.2	1,055.8	1,308.4
Non-equity share capital		1.2	1.2	1.2	1.2	1.2
Minority shareholders' equity interest		4.4	13.0	11.7	12.5	13.7
Capital grants		13.4	12.7	12.1	11.1	10.4
Deferred and future taxation		44.0	43.7	48.9	70.3	104.0
Debt/(cash)	(c)	(108.6)	(30.4)	189.3	442.2	465.2
Convertible capital bonds	(d)	193.2	197.3	1.9	–	–
		881.5	993.9	1,133.3	1,593.1	1,902.9
Purchase of tangible assets		61.2	65.6	109.2	150.0	147.3
Acquisitions and investments		98.5	202.7	164.3	532.2	240.5
Total capital expenditure		159.7	268.3	273.5	682.2	387.8
Depreciation and goodwill amortisation		61.1	71.0	81.1	103.6	129.1
Earnings per share after goodwill amortisation (cent)		22.3	30.7	41.1	48.7	58.1
Earnings per share before goodwill amortisation (cent)		22.3	30.7	41.1	48.7	58.1
Dividend per share (cent)		8.36	9.36	10.52	11.80	13.54
Cash earnings per share (cent)	(e)	40.1	49.1	62.0	74.4	88.9
Dividend cover (times)	(f)	2.50	3.27	3.87	4.02	4.27

1998 €m	1999 €m	2000 €m	2001 €m	2002 €m	**2003 €m**
5,210.9	6,733.8	8,869.8	10,443.5	10,794.1	**11,079.8**
176.6	134.4	168.0	236.7	276.9	**305.5**
5,034.3	6,599.4	8,701.8	10,206.8	10,517.2	**10,774.3**
441.9	676.0	918.5	1,020.1	1,048.1	**1,044.7**
(1.3)	(19.7)	(43.7)	(60.6)	(69.6)	**(75.5)**
11.2	7.1	12.8	16.7	15.7	**13.0**
-	64.2	-	-	-	**-**
451.8	727.6	887.6	976.2	994.2	**982.2**
(37.5)	(91.8)	(190.0)	(169.7)	(131.4)	**(112.8)**
(5.4)	(0.9)	(0.9)	(3.6)	(7.1)	**(5.2)**
408.9	634.9	696.7	802.9	855.7	**864.2**
(99.9)	(152.0)	(193.7)	(217.0)	(226.8)	**(217.6)**
-	(25.7)	-	-	-	**-**
309.0	457.2	503.0	585.9	628.9	**646.6**
138.2	629.2	954.6	1,153.5	1,154.1	**1,474.5**
2,287.6	3,225.8	4,550.9	5,150.5	5,004.4	**5,145.4**
52.6	66.6	104.0	315.8	274.8	**348.7**
512.5	607.9	915.1	1,039.8	1,078.4	**1,116.2**
(286.3)	(430.3)	(469.8)	(479.3)	(443.4)	**(428.9)**
2,704.6	4,099.2	6,054.8	7,180.3	7,068.3	**7,655.9**
1,552.8	2,200.5	3,073.9	4,734.2	4,746.7	**4,757.7**
1.2	1.2	1.2	1.2	1.2	**1.2**
285.3	37.0	35.7	135.1	110.9	**90.6**
19.9	18.8	17.3	15.7	14.6	**12.7**
115.9	172.4	306.9	400.4	485.0	**485.6**
729.5	1,669.3	2,619.8	1,893.7	1,709.9	**2,308.1**
-	-	-	-	-	**-**
2,704.6	4,099.2	6,054.8	7,180.3	7,068.3	**7,655.9**
232.1	360.1	429.5	452.3	367.4	**402.0**
603.8	1,420.7	1,605.1	1,080.1	991.8	**1,615.3**
835.9	1,780.8	2,034.6	1,532.4	1,359.2	**2,017.3**
165.9	275.1	395.4	496.7	525.9	**533.70**
72.1	97.0	113.8	115.3	119.2	**121.9**
72.4	101.6	123.8	127.3	132.5	**136.2**
15.61	18.22	20.77	23.00	25.40	**28.10**
111.2	161.2	204.1	213.7	219.8	**223.4**
4.59	5.29	5.34	4.85	4.68	**4.32**

(a) Excluding bank advances and cash and liquid investments which are included under debt.

(b) Includes deferred acquisition consideration due after more than one year and provisions for liabilities and charges excluding deferred taxation.

(c) Debt/(cash) = loans + bank advances - cash and liquid investments.

(d) Including supplemental interest.

(e) Cash earnings per share = the sum of attributable profits, depreciation and goodwill amortisation divided by the average number of shares.

(f) Excluding exceptional net gains in 1999.

Management

Europe

Senior Group Staff

Paul Barry
Internal Audit Director

Maeve Carton
Group Controller

Jack Golden
Human Resources Director

Angela Malone
Company Secretary

Rossa McCann
Group Treasurer

Joe McCullough
Group Development Director

Jim O'Brien
Group Technical Advisor

Eimear O'Flynn
Group Planning Manager

Pat O'Shea
Group Taxation Director

Materials

Declan Doyle
Managing Director

Albert Manifold
Business Development Director

Alan Connolly
Finance Director

Tony Macken
Business Development Manager

Tony O'Loghlen
Managing Director
Ireland & Spain

Henry Morris
Regional Director
Switzerland & Finland

Máirtín MacAodha
Regional Director
Middle East

Finland

Rauno Vaulamo
Managing Director
Finnsementti

Lauri Ratia
Managing Director
Lohja Rudus

Ireland

Jim Nolan
Managing Director
Irish Cement

Leo Grogan
Managing Director
Premier Periclase

Donal Dempsey
Managing Director
Roadstone-Wood & Farrans Group

Frank Byrne
Managing Director
Roadstone Dublin

Michael Grogan
Managing Director
Roadstone Provinces

John Hogan
Managing Director
John A. Wood

Noel Quinn
Managing Director
Farrans

Poland

Declan Maguire
President
Grupa Ożarów

Andrzej Ptak
Vice President
Grupa Ożarów

Spain

Sebastia Alegre
Managing Director
CRH Spain

Josep Masana
Chief Financial Officer

Josep Perxas
Divisional Director

Switzerland

Divisional Directors
Urs Sandmeier
Martin Glarner

The Americas

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Vice President Tax & Compliance

Materials

Tom Hill
Chief Executive Officer

Mark S. Towe
President & Chief Operating Officer

Glenn A. Culpepper
Chief Financial Officer

Charles R. Brown
Vice President Finance

John Hay
Vice President Government Relations

Michael Brady
Vice President Development

Frank Heisterkamp
Vice President Development

Randy Pike
President
New England Division

John Keating
Exec. Vice President
New England Division

Carmine Abate
President
Tilcon Connecticut

Jim Reger
President
P.J. Keating

Chris Madden
President
New York/New Jersey

Ciaran Brennan
President
Callanan Industries

John Cooney
President
Tilcon NY

John Odenbach
President
Dolomite Group

George Thompson
President
Tilcon NJ

Don Eshleman
President
Central Division

Morris Bishop
President
SRM Materials

Randy Good
President
Mid-Atlantic

Dan Montgomery
President
Shelly Group

Dennis Rickard
President
Michigan Paving & Materials

Bill Sandbrook
President
West Division

Jeff Schaffer
Exec. Vice President
West Division

Bruce Cyr
President
Northwest Group

Shane Evans
President
Southwest Group

John Parson
President
Staker-Parson Group

Kurt Rasmussen
President
Iowa Group

Products & Distribution

Brian Hill
Group Managing Director

Jan Redeker
Managing Director
Cementbouw

Peter Erkamp
Finance Director

Ronald van der Mark
Financial Director
Cementbouw

Michael Stirling
Human Resources Director

Clay Products

Ibstock Group

Liam Hughes
Managing Director

Geoff Bull
Finance Director

Wayne Sheppard
Managing Director
Ibstock Brick

Mainland Europe

Jan van Ommen
Product Group Director

Aidan Grimes
Finance/Development Director

Claus Arntjen
Managing Director
AKA Ziegelwerke

Joanna Stelmasiak
Managing Director
CRH Klinkier

Concrete Products

Máirtín Clarke
Product Group Director

Edwin van den Berg
Development Director

Ivan Kingston
Development Director

Michel Welters
Managing Director
Utility Products

Jan van Dongen
Managing Director
Structural Concrete Nederland

Marc St. Nicolaas
Managing Director
Struyk Verwo

Rudy Aertgeerts
Managing Director
Structural Concrete Belgium

Dirk Vael
Managing Director
Marlux

Claus Bering
Managing Director
Betonelement

Denis Diot
Managing Director
BMI

Bernhard Ehl
Managing Director
EHL

Shaun Gray
Managing Director
Forticrete

Distribution

Stephan Nanninga
Product Group Director

Kees van der Drift
Finance/Development Director

Emiel Hopmans
Managing Director
DIY Benelux

Jan de Vuijst
Director Operations
DIY Nederland

Anton Huizing
Managing Director
Specialist Merchants

Jos de Nijs
Managing Director
Roofing Materials

René Doors
Managing Director
Builders Merchants Nederland

Louis Bruzi
Managing Director
Ile-de-France

Richard Wachter
Managing Director
Sanitaryware, Ceramics Switzerland

Dario Donati
Managing Director
Builders Merchants Switzerland

Building Products

Erik Bax
Product Group Director

Erwin Thys
Finance/Development Director

Kees-Jan van't Westeinde
Business Development Manager

Geert-Jan van Schijndel
Managing Director
Fencing & Security

Gerben Stilma
Managing Director
Daylight & Ventilation

Insulation

Kees Verburg
Product Group Director

Gerard Barry
Finance Director

John Nash
Development Director

Peter Cooke
Managing Director
EPS

Harry Cremers
Managing Director
PUR/PIR

Bart Kroesbergen
Managing Director
Unidek

Ulrich Paulmann
Managing Director
XPS/XPE

Products & Distribution

John L. Wittstock
Chief Executive Officer

David Clark
Vice President Development

North America

Architectural Products

Joe McCullough
Chairman

Doug Black
Chief Executive Officer

David Majher
Chief Financial Officer

Scott Salmon
Vice President Development

Tom Solberg
Vice President Operations

Bertin Castonguay
Chairman
APG Canada

Georges Archambault
President
APG Canada

Steve Matsick
President
Glen-Gery

Pat O'Sullivan
President
APG Concrete

Ted Kozikowski
President
APG West

Steve Getto
President
APG Northeast

Keith Haas
President
APG South

Jeff Mattox
President
Matt Stone Company

Paul Valentine
President
APG Midwest

Jeff Dean
President
APG Retail

David Maske
President
Bonsal American

Glass

Ted Hathaway
Chief Executive Officer

Dominic Maggiano
Chief Financial Officer

Daipayan Bhattacharya
Vice President Development & Technology

Jim Avanzini
Group President

Roy Orr
Group President

Bob Berleth
Region President

Dale Sensing
Region President

Precast

Jim Schack
Chief Executive Officer

Dave Steevens
Vice President Development

Bob Quinn
Vice President Finance

Tom Conroy
President
Northeast Division

Pete Kelly
President
Southeast Division

Ray Rhees
President
Central Division

Mark Schack
President
Western Division

David Shedd
President
Communication Division

Distribution

Michael Lynch
Chief Executive Officer

Robert Feury Jr.
Chief Operating Officer

Greg Bloom
John McLaughlin
Ray Steele
Vice Presidents

Brian Reilly
Chief Financial Officer

George Heckel
Director of Development

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana
Canteras Cerro Negro

Argentina

Alejandro Javier Bertrán
Business Development Manager

Chile

Bernardo Alamos
Managing Director
Vidrios Dell Orto

Principal subsidiary undertakings

Europe Materials

Incorporated and operating in	% held	Products and services
Britain & Northern Ireland		
Farrans Limited (trading as Farrans (Construction), Ready Use Concrete, R.J. Maxwell & Son, Scott)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
Premier Cement Limited	100	Marketing and distribution of cement
T.B.F. Thompson (Properties) Limited	100	Property development
Finland		
Finnsementti Oy	100	Cement
Lohja Rudus Oy Ab	100	Aggregates and readymixed concrete
Ireland		
Irish Cement Limited	100	Cement
Premier Periclase Limited	100	High quality seawater magnesia
Roadstone-Wood Group		
Clogrennane Lime Limited	100	Burnt and hydrated lime
John A. Wood Limited	100	Aggregates, readymixed concrete, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Ormonde Brick Limited	100	Clay brick
Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks
Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles
Poland		
B-Complex S.A.*	100	Readymixed concrete and concrete paving
Behaton Sp. z o.o.*	100	Readymixed concrete and concrete paving
Bosta Beton Sp. z o.o.*	90.30	Readymixed concrete
Cementownia Rejowiec S.A.	100	Cement
Drogomex Sp. z o.o.*	99.91	Asphalt and contract surfacing
Faelbud S.A.*	99.95	Readymixed concrete, concrete products and concrete paving
Grupa Ożarów S.A.	100	Cement
Kujawy Wapno Sp. z o.o.*	86.24	Production of lime and lime products
Masfalt Sp. z o.o.*	100	Asphalt and contract surfacing
Mirbud Sp. z o.o.*	100	Readymixed concrete, concrete products and concrete paving
O.K.S.M.	99.91	Aggregates
Polbet S.A.*	82.26	Concrete paving
Prefabet Kozienice S.A.*	99.08	Concrete products
Prefabet-Reda S.A.*	99.08	Concrete products
Prefabeton Sp. z o.o.*	99.97	Readymixed concrete and concrete products
ZPW Trzuskawica S.A.	86.24	Production of lime and lime products
Spain		
Beton Catalan Group		
Beton Catalan s.a.	100	Readymixed concrete
Cabi s.a.	100	Cementitious materials
Cantera de Aridos Puig Broca s.a.	100	Aggregates
Explotacion de Aridos Calizos s.a.	100	Aggregates
Formigo i Bigues s.a.	100	Aggregates
Formigons Girona s.a.	100	Readymixed concrete and precast concrete products
Suberolita s.a.	100	Readymixed concrete and precast concrete products
Tamuz s.a.	100	Aggregates
Switzerland		
JURA-Holding	100	Cement, aggregates and readymixed concrete
Ukraine		
Podilsky Cement	90.58	Cement

Europe Products & Distribution

Incorporated and operating in	% held	Products and services
Belgium		
Concrete products		
Douterloigne nv	100	Concrete floor elements, pavers and blocks
Marlux nv	100	Decorative concrete paving
Omnidal nv	100	Precast concrete structural elements
Remacle sa*	100	Precast concrete products
Schelfhout nv	100	Precast concrete wall elements
Building products		
Plakabeton nv*	100	Accessories for the construction and precast concrete industries
Distribution		
Van Neerbos Bouwmarkten nv	100	DIY stores
Britain & Northern Ireland		
Concrete products		
Forticrete Limited	100	Concrete masonry products and rooftiles
Clay products		
Ibstock Brick Limited	100	Clay brick manufacturer
Kevington Building Products Limited	100	Specialist brick fabricator
Building products		
Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
CRH Fencing Limited	100	Security fencing
Geoquip Limited	74.42	Perimeter intrusion detection systems
Insulation		
EcoTherm Insulations Limited	100	PUR/PIR insulation
Springvale EPS Limited	100	EPS insulation and packaging
Denmark		
Betonelement A/S	100	Precast concrete structural elements
ThermiSol A/S	100	EPS insulation
Estonia		
ThermiSol OÜ	100	EPS insulation
Finland		
ThermiSol Oy	100	EPS insulation
France		
Building products		
Heda sa	100	Security fencing
Plakabeton sa*	100	Accessories for the construction and precast concrete industries
Concrete products		
Béton Moulé Industriel sa	99.82	Precast concrete products
Distribution		
Buscaglia sa*	100	Builders merchants
Matériaux Service sa	100	Builders merchants
Raboni sa*	100	Builders merchants
Germany		
Concrete products		
EHL AG	100	Concrete paving and landscape walling products
Clay products		
AKA Ziegelwerke GmbH & Co KG*	100	Clay brick, pavers and rooftiles
Building products		
Adronit GmbH & Co KG	100	Security fencing and access control
Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
Greschalux GmbH	100	Domelights and ventilation systems
Heras GmbH	100	Security fencing and perimeter protection
JET Kunststofftechnik GmbH	100	Domelights, ventilation systems and continuous rooflights
Magnetic Autocontrol GmbH*	100	Vehicle and pedestrian access control
SKS Drahtgitter GmbH & Co KG	100	Security fencing

Incorporated and operating in	% held	Products and services

Europe Products & Distribution *continued*

Incorporated and operating in	% held	Products and services
Insulation		
EcoTherm GmbH	100	PUR/PIR insulation
Gefinex GmbH	100	XPE insulation
Unidek GmbH	100	EPS insulation
Ireland		
Aerobord Limited	100	EPS insulation and packaging
Netherlands		
Concrete products		
Alvon Bouwsystemen bv	100	Precast concrete structural elements
De Ringvaart bv	100	Concrete piles and foundations
Dycore bv	100	Concrete flooring elements
Heembeton bv	100	Precast concrete structural elements
Struyk Verwo bv	100	Concrete paving products
Clay products		
Kleiwarenfabriek Buggenum bv	100	Clay brick manufacturer
Kleiwarenfabriek Façade Beek bv	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Kessel bv	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Wessem bv	100	Clay brick manufacturer
Kooy Bilthoven bv	100	Clay brick factors
Waalsteenfabriek de Bylandt bv	100	Clay bricks and pavers
Building products		
BIK Bouwprodukten bv	100	Domelights and continuous rooflights
Brakel Atmos bv	100	Glass roof structures, continuous rooflights and ventilation
Heras bv	100	Security fencing and perimeter protection
Vaculux bv	100	Domelights
Insulation		
EcoTherm bv	100	PUR/PIR insulation
Unidek Group bv	100	EPS insulation
Distribution		
Cementbouw Detailhandel bv	100	DIY stores
Eclips Bouwmarkten bv	100	DIY stores
Garfield Aluminium bv	100	Aluminium stockholding
Kelders Dakmaterialen bv	100	Roofing materials merchant
NVB Vermeulen Bouwstoffen bv	100	Builders merchants
Stoel van Klaveren Bouwstoffen bv	100	Builders merchants
Ubbens Bouwstoffen bv	100	Builders merchants
Van Neerbos Bouwmarkten bv	100	DIY stores
Van Neerbos Bouwmaterialen bv	100	Builders merchants
Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
Sand lime products		
Calduran Kalkzandsteen bv*	100	Sand lime bricks and building elements
Poland		
Clay products		
CERG Sp. z o.o.*	51	Clay brick manufacturer
CRH Klinkier Sp. z o.o.*	100	Clay brick manufacturer
Gozdnickie Zaklady Ceramiki Budowlanej Sp. z o.o.*	100	Clay brick manufacturer
Patoka Industries Sp. z o.o.*	99.19	Clay brick manufacturer
Insulation		
Termo Organika S.A.	100	EPS insulation
Distribution		
GenBud S.A.*	56	Builders merchants
Slovakia		
Premac Spol. s r.o.	100	Concrete paving and floor elements
Spain		
Plakabeton sa*	100	Accessories for the construction and precast concrete industries
Sweden		
ThermiSol AB	100	EPS insulation
Switzerland		
Baubedarf	100	Builders merchants
Richner	100	Sanitaryware and ceramic tiles

Americas Materials

Incorporated and operating in	% held	Products and services
United States		
Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
Des Moines Asphalt & Paving, Co.	100	Aggregates, asphalt and related construction activities
Dolomite Products Company, Inc.	100	Aggregates, asphalt and readymixed concrete
Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Hallett Construction Company	100	Aggregates
Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Michigan Paving and Materials Company	100	Aggregates, asphalt and related construction activities
Nuckolls Concrete Services, Inc.	100	Readymixed concrete and related construction activities
Oldcastle Materials, Inc.	100	Holding company
Oldcastle Materials Southeast, Inc.	100	Aggregates
Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
P.J. Keating Company	100	Aggregates, asphalt and related construction activities
S.E. Johnson Companies, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
The Shelly Company	100	Aggregates, asphalt and related construction activities
Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
Stoneco, Inc.	100	Aggregates
Tilcon Capaldi, Inc.	100	Road construction
Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities

Americas Products & Distribution

Incorporated and operating in	% held	Products and services
Argentina		
Canteras Cerro Negro S.A.	99.98	Clay rooftiles, wall tiles and floor tiles
CRH Sudamericana S.A.	100	Holding company
Superglass S.A.	100	Fabricated and tempered glass products
Canada		
Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, Oldcastle Glass and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility boxes and trenches, and fabricated and tempered glass products
April Industries, Inc.	100	Fabricated and tempered glass products
Chile		
Vidrios Dell Orto, S.A.	79.95	Fabricated and tempered glass products

Principal subsidiary undertakings *continued*

Incorporated and operating in	*% held*	*Products and services*
Americas Products & Distribution *continued*		
United States		
CRH America, Inc.	100	Holding company
Oldcastle, Inc.	100	Holding company
Oldcastle Building Products, Inc.	100	Holding company
Architectural Products group		
Anchor Concrete Products, Inc.	100	Specialty masonry and hardscape products
Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
Dixie Cut Stone & Marble, Inc.	100	Distributor and fabricator of specialty stone products
Georgia Masonry Supply, Inc.	100	Specialty masonry, distributor of clay bricks and related concrete and stone products
Glen-Gery Corporation	100	Clay brick
Northfield Block Company	100	Specialty masonry, hardscape and patio products
Oldcastle Architectural, Inc.	100	Holding company
Oldcastle APG Midwest, Inc. (trading as 4D, Akron Brick & Block, Bend Industries, Miller Material Co., Schuster's Building Products)	100	Specialty masonry, hardscape and patio products
Oldcastle APG Northeast, Inc. (trading as Arthur Whitcomb, Balcon, Betco Block, Betco Supreme, Domine Builders Supply, Foster-Southeastern, Oldcastle Easton, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
Oldcastle APG South, Inc. (trading as Adams Products, Big Rock Building Products, Bosse Concrete Products, Goria Enterprises, The Keystone Group)	100	Specialty masonry, hardscape and patio products
Oldcastle APG Texas (trading as Custom-Crete, Custom Stone Supply, Eagle-Cordell Concrete Products, Jewell Concrete Products)	100	Specialty masonry and stone products, hardscape and patio products
Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sakrete of the Pacific Northwest, Sierra Building Products, Superlite Block, Young Block)	100	Specialty masonry, hardscape and patio products
Oldcastle Concrete Designs, Inc.	100	Specialty concrete products
Oldcastle Matt Stone Holdings, Inc.	100	Patio products
Oldcastle Retail, Inc. (trading as Bonsal American, Oldcastle Stone Products)	100	Pre-mixed products and specialty stone products
Oldcastle Westile, Inc.	100	Concrete rooftile and pavers
Distribution group		
Allied Building Products Corp.	100	Distribution of roofing, siding and related products
A.L.L. Roofing & Building Materials Corp.	100	Building materials distribution
Arzee Supply Corp. of New Jersey	100	Building materials distribution
Glass group		
Oldcastle Glass, Inc.	100	Custom fabricated and tempered glass products
Southwest Aluminum Systems, Inc.	100	Architectural aluminium store fronts and doors
Precast group		
Oldcastle Precast, Inc. (trading as AFCO Precast, Amcor Precast, Brooks Products, Cayuga & Kerr Concrete Pipe, Chase Precast, Christy Concrete Products, Cloud Concrete, NC Products, Rotondo Precast, Strescon Industries, Superior Concrete, Utility Vault)	100	Precast concrete products, concrete pipe, prestressed plank and structural elements

Principal joint venture and associated undertakings

Incorporated and operating in	*% held*	*Products and services*
Europe Materials		
Ireland		
Kemek Limited*	50	Commercial explosives
Israel		
Mashav Initiating and Development Limited	25	Cement
Europe Products & Distribution		
Belgium		
Gefinex Jackon nv	49	XPS insulation
France		
Groupe SAMSE*	20	Builders merchants, DIY stores
Germany		
Gefinex Jackon GmbH*	49	XPS insulation
Ireland		
Williaam Cox Limited	50	Glass constructions, continuous rooflights
Netherlands		
Bouwmaterialenhandel de Schelde bv	50	DIY stores
Cementbouw bv*	45	Cement transport and trading, readymixed concrete and aggregates
Kellen bv	50	Concrete paving products
Cruquius Beton bv	50	Concrete paving products
Portugal		
Modelo Distribuição de Materiais de Construção sa*	50	Cash & Carry building materials
Americas Materials		
United States		
Boxley Aggregates of West Virginia, LLC	50	Aggregates
Buckeye Ready-Mix, LLC*	45	Readymixed concrete
Cadillac Asphalt, LLC	50	Asphalt
White Rock Quarry, LLC	50	Aggregates
Americas Products & Distribution		
United States		
Architectural Products group		
Landmark Stone Products, LLC	50	Veneer stone
Glass group		
Oldcastle Arpal, LLC	50	Blast mitigation window systems

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiaries, joint ventures and associates will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

Index

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CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone
+353.1.404 1000
Fax
+353.1.404 1007
E-mail
mail@crh.com
Website
www.crh.com

REGISTERED OFFICE
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Ireland

Telephone
+353.1.634 4340
Fax
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E-mail
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